As filed with the Securities and Exchange Commission on July 6, 2004
Registration No. 333-115916

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
FORM S-1

REGISTRATION STATEMENT

Under
THE SECURITIES ACT OF 1933

WEBSIDESTORY, INC.

(Exact name of registrant as specified in its charter)

Delaware	7372	33-0727173
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10182 Telesis Court, 6th Floor

San Diego, CA 92121
(858) 546-0040
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey W. Lunsford

President, Chief Executive Officer and Chairman
WebSideStory, Inc.
10182 Telesis Court, 6th Floor
San Diego, CA 92121
(858) 546-0040
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Scott N. Wolfe, Esq. Barry M. Clarkson, Esq. Adam K. Simpson, Esq. Latham & Watkins LLP 12636 High Bluff Drive, Suite 300 San Diego, CA 92130 (858) 523-5400	Ellen S. Bancroft, Esq. Scott R. Santagata, Esq. J.R. Kang, Esq. Dorsey & Whitney LLP 38 Technology Drive Irvine, CA 92618 (949) 932-3600

Approximate date of commencement of proposed sale to the public:

as soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.    ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum	Amount of
Securities to be Registered	Aggregate Offering Price(1)	Registration Fee(2)

Common Stock, par value $0.001 per share	$57,500,000	$7,286

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price attributable to shares available for purchase by the underwriters to cover over-allotments.

(2)	Previously paid.

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and
Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated July 6, 2004

PROSPECTUS

                        Shares

Common Stock

We are offering for sale                shares of our common stock. The selling stockholders included in this prospectus are offering an additional                shares of common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $               and $               per share.

We have applied to list our common stock on the Nasdaq National Market under the symbol “WSSI.”

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 5.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to WebSideStory	$	$
Proceeds, before expenses, to selling stockholders	$	$

We and the selling stockholders have granted the underwriters a right to purchase up to                additional shares of common stock to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                , 2004.

FRIEDMAN BILLINGS RAMSEY	RBC CAPITAL MARKETS

WILLIAM BLAIR & COMPANY	ROTH CAPITAL PARTNERS

                    , 2004

PROSPECTUS SUMMARY

      This summary does not contain all the information that you should consider before buying shares in this offering. You should read the entire prospectus carefully, especially “Risk Factors” and the consolidated financial statements and the related notes, before deciding to invest in shares of our common stock.

WebSideStory

Our Business

      We are a leading provider of on-demand web analytics services. Web analytics refers to the collection, analysis and reporting of information about Internet user activity. Our services collect data from web browsers, process that data and deliver reports of online behavior to our customers on demand. Customers subscribe to our services, including our primary service, HBX, to understand how Internet users respond to website design and content, online marketing campaigns and e-commerce offerings. As a result, our customers can make more effective marketing decisions and improve the merchandising, sales, support and design of their websites, improving their return on investment on marketing dollars spent.

      We deliver our services over the Internet using a secure, proprietary, scalable application and system architecture, which allows us to concurrently serve a large number of customers and to efficiently distribute the workload across our network of servers. Our technology is easy to implement and allows our customers to avoid expensive, up-front hardware expenses and software license fees, and to realize lower administration costs compared to traditional software licensing alternatives.

      Our direct sales force sells our services to a wide range of organizations in many industries including sports and entertainment, news, retail, finance, travel, technology, manufacturing, telecommunications and education. Our services are offered by subscription agreements, typically with terms of one to three years. As of March 31, 2004, we had more than 500 HBX customers, an increase from approximately 180 customers as of March 31, 2001. Our representative customers include the Walt Disney Internet Group, Best Buy, Nokia, Delta Tre Informatica, British Sky Broadcasting, Cisco Systems, Sony, AT&T Worldnet, Daimler Chrysler and FedEx Corporate Services.

Market Opportunity

      The use of the Internet by businesses has evolved from providing basic product information on websites to incorporating critical business processes such as sales, marketing, advertising and customer service and support. As organizations continue to adopt the Internet for an increasing number of business processes, they face many challenges and, as a result, need better web analytics. For example, it is often difficult for businesses to measure the direct impact of their marketing initiatives and branding campaigns and to improve the conversion rate, which is the percentage of online visitors who become online customers. In addition, businesses want to reduce the number of costly customer support calls that are caused by problem areas of their websites or faulty online self-help processes. In order to solve these problems, businesses need tools that can track web visitor navigation and measure responses to changes in content and product offerings. These tools should provide actionable information and analysis to decision makers in an easy-to-use format.

      With web analytics, organizations now have the ability to quickly measure and quantify the effect of various online marketing campaigns on site traffic, conversion rates, online sales and other applicable metrics. Users of web analytics can better allocate marketing budgets, improve site design, prioritize site content, characterize advertising inventory and quantify sales. Web analytics services are even being used to measure online responses to off-line marketing such as direct mail and radio advertising. Market and technology research firms, such as IDC, Forrester Research and Jupiter Research, independently gather and analyze data to predict market trends, sizes and growth rates. Many marketing and technology trends, including the future growth of banner advertisements, affiliate networks, email marketing and search engine marketing, all of which we refer to as digital marketing services, as well as web analytics services, are analyzed by such firms. According to an IDC report dated October 2003, the web analytics market is expected to increase from $257 million in 2003 to $418 million in 2007. As web analytics technology advances, it is becoming more functionally integrated with other digital marketing services. In a report dated October 2003, Forrester Research estimates that the aggregate market for digital marketing services will increase from $7.0 billion in 2003 to $15.6 billion in 2008.

Our Solution

      We offer web analytics services that collect data from web browsers, process that data and deliver analytic reports of online behavior over the Internet. We believe our services:

•	Facilitate decisions on how to improve online and off-line initiatives;

•	Improve marketing return on investment;

•	Provide valuable information and analysis on demand;

•	Deliver intuitive, easy-to-use reports for business users;

•	Are secure and scalable; and

•	Offer a lower total cost of ownership compared to traditional web analytics software.

Our Strategy

      Our goal is to be the global market-share leader in web analytics and to enter into related markets for online, on-demand services such as automated management of promotional campaigns on search engines, or search optimization; marketing surveys; promotional email communications with customers, or email marketing; website search tools; systems to automate the exchange of, and accounting for, online customer referrals, or affiliate marketing networks; the analysis of customer interactions by telephone, or call center analytics; and content management.

Risks Affecting Us

      We are subject to a number of risks, which you should be aware of before you decide to buy our common stock. For example, we have limited experience in an emerging market and did not start selling our services for a fee until 1999. In addition, we rely on a relatively new management team. As of March 31, 2004, we had an accumulated deficit of $55.8 million. Although we have generated net income in recent quarters, we may not be profitable in future periods, either on a short or long-term basis. These and other risks are discussed more fully in “Risk Factors.”

Corporate Information

      WebSideStory was incorporated in California in September 1996 and was reincorporated in Delaware in September 2000. Our principal executive offices are located at 10182 Telesis Court, 6th Floor, San Diego, California 92121, and our telephone number at that address is (858) 546-0040. Our principal website is located at www.websidestory.com. The information contained in, or that can be accessed through, our website is not part of this prospectus. Unless the context indicates otherwise, as used in this prospectus, the terms “we,” “us” and “our” refer to WebSideStory, Inc., its predecessors and its wholly-owned direct and indirect subsidiaries, including HitBox, Inc, WebSideStory SAS, WebSideStory Holding B.V., WebSideStory CallCenter and Service B.V. and WebSideStory UK Limited.

      WebSideStory® and HitBox® are our United States registered service marks. We have applied to register our service mark, HBXTM, in the United States. All other trademarks and trade names appearing in this prospectus are the property of their respective owners.

The Offering

Common stock offered by WebSideStory	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after the offering	shares

Use of proceeds	$16.75 million of the net proceeds of this offering will be used for the mandatory redemption of all of the outstanding shares of our redeemable preferred stock. We expect to use the remaining net proceeds for the expansion of our service offerings or technologies, the possible acquisition of, and investment in, competing or complementary businesses, services or technologies and for working capital needs and general corporate purposes. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Proposed Nasdaq National Market symbol	WSSI

      Our executive officers and directors and entities affiliated with them will beneficially own, in the aggregate, approximately           % of our common stock following this offering. As a group they will be able to control our business. These stockholders will have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership could have the effect of delaying, deferring or preventing a change of control or impeding a merger or consolidation, takeover or other business combination.

      The number of shares to be outstanding after this offering is based on the number of shares outstanding as of March 31, 2004. This number does not include, as of March 31, 2004:

•	3,504,710 shares of common stock subject to options outstanding under our stock option plans, at a weighted average exercise price of $0.92 per share;

•	1,454,988 shares of common stock issuable upon warrants outstanding, at a weighted average exercise price of $0.31 per share; and

•	619,569 shares of common stock reserved for future grant or issuance under our stock option plans.

      Except as otherwise indicated in this prospectus, all of the information in this prospectus reflects:

•	the redemption of all of our outstanding shares of redeemable preferred stock upon the completion of this offering;

•	the conversion of all of our outstanding shares of convertible redeemable preferred stock into 19,719,535 shares of common stock upon the completion of this offering;

•	the adoption of our amended and restated certificate of incorporation and bylaws, which will be effective upon the completion of this offering;

•	no exercise of outstanding options and warrants to purchase common stock or preferred stock;

•	no exercise of the underwriters’ over-allotment option; and

•	a reverse stock split of our common stock to be effected prior to the completion of this offering.

Summary Consolidated Financial Data

      The following table summarizes our consolidated financial data. The summary consolidated financial data for the years ended December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements. We have also included data from our unaudited consolidated financial statements for the three months ended March 31, 2003 and 2004 and as of March 31, 2004. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The share information included in the consolidated statements of operations data has been computed as described in Note 2 to the consolidated financial statements. The pro forma as adjusted consolidated balance sheets data reflect the balance sheets data as of March 31, 2004 adjusted for our redemption of all of our redeemable preferred stock, the conversion of all of our outstanding convertible redeemable preferred stock into 19,719,535 shares of common stock, and the receipt of the estimated net proceeds from the sale of the shares of common stock by us in this offering, at an assumed initial public offering price of $               , after deducting estimated underwriters’ discounts and commissions and offering expenses.

	Year Ended December 31,			Three Months Ended March 31,

	2001	2002	2003	2003	2004

	(in thousands, except share and per share data)

				(unaudited)
Consolidated Statements of Operations Data
Revenues	$14,447	$13,570	$16,360	$3,789	$5,040
Income (loss) from operations	(4,794)	(2,640)	(2,424)	(1,054)	141
Net income (loss)	(4,797)	(2,542)	(1,867)	(1,053)	128
Net loss attributable to common stockholders	(6,451)	(3,909)	(3,433)	(1,425)	(298)
Net loss per share attributable to common stockholders — basic and diluted	$(0.49)	$(0.29)	$(0.25)	$(0.11)	$(0.02)
Weighted-average shares used in computing per share amount — basic and diluted	13,245,133	13,322,946	14,006,950	13,326,466	15,621,191

	As of March 31, 2004

		As
	Actual	Adjusted

	(unaudited)
Consolidated Balance Sheets Data
Cash, cash equivalents and short-term marketable securities	$7,093	$
Working capital	3,258
Total assets	11,893
Redeemable preferred stock	14,476
Convertible redeemable preferred stock	28,555
Accumulated deficit	(55,844)
Total stockholders’ deficit	(38,613)

RISK FACTORS

      You should consider carefully the following information about the risks described below, together with the other information contained in this prospectus before you decide to buy our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to Our Business

We have limited experience in an emerging market with unproven business and technology models, which makes it difficult to evaluate our current business performance and future prospects.

      Although we were formed in September 1996, we did not begin selling our services for a fee until August 1999. Prior to that, we provided a basic Internet user behavior information and analysis service solely in exchange for online advertising space that we used or sold. Our revenues from advertising have been steadily declining due to our decision in 2001 to stop providing our free web analytics service that generated advertising revenue and in December 2003, we stopped providing services in exchange for advertising. As a result, we have limited experience in the subscription web analytics business, and we must sell increasing amounts of services in the future to new customers, while retaining our current customers, in order to grow our business. Many risks and uncertainties are inherent in our business, including securing new customers, attracting and retaining qualified personnel, expanding our operations and developing and upgrading our technology and services. These risks and uncertainties are particularly significant for companies such as ours that operate in rapidly evolving markets for Internet products and services. If businesses are not willing to buy our services, then our revenues will not grow and our operating results will suffer, which may cause our stock price to decline.

Our web analytics services comprise a majority of our revenues, and our business will be harmed if these services do not achieve widespread customer acceptance.

      In late 1999, we introduced the predecessors of our HBX and HitBox Professional services. Since that time, we have made significant changes to these services, including the release of HBX in April 2004. These services and related support represented 96% and 98% of our total revenues for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively. These new subscription services may not achieve broad customer acceptance, and we may not be able to continue to generate or to grow revenue from sales of these services. In addition, due to the recent introduction of our core services, our target customers, which are generally medium and large businesses, may have concerns regarding our viability and may prefer to purchase services from one of our larger, more established competitors.

We have only recently become profitable and may not maintain our level of profitability.

      Although we have generated net income for the three months ended December 31, 2003 and March 31, 2004, we have not historically been profitable and were not profitable for the year ended December 31, 2003, and we may not be profitable in future periods. We expect that our expenses relating to the sales of our services, technology improvements and general and administrative functions, as well as the costs of operating and maintaining our network, will increase in the future. We may not be able to reduce or maintain our expenses in response to any decrease in our revenues, and our failure to do so would adversely affect our operating results and our level of profitability.

We operate in highly competitive markets, which could make it difficult for us to acquire and retain customers.

      The market for web analytics is rapidly evolving and highly competitive. We expect competition to increase from existing competitors as well as new market entrants. We compete primarily with other application service providers and software vendors on the basis of product functionality, price, timeliness and level of service. Should our competitors consolidate, or if our smaller competitors are acquired by other, larger competitors, they may be able to provide services comparable to ours at a lower price due to their size. We also compete with companies that offer web analytics software bundled with other products or services, which may result in such companies effectively selling these services at prices below the market. Our current principal competitors include:

•	web analytics application service providers such as Coremetrics, Fireclick, Nedstat and Omniture;

•	network management software and business intelligence vendors such as NetIQ and SPSS; and

•	digital marketing services providers such as aQuantive and DoubleClick that incorporate web analytics in their services.

      In addition, we face competition from companies that independently develop methods of measuring their own audience. Many companies, including some of our largest potential customers, use internally-developed web analytics software rather than the commercial services or software offered by us or our competitors. These companies may seek to offer their internally-developed software commercially in the future, which would bring us into direct competition with their products. Likewise, to date, no web analytics service has been adopted as the industry standard for measuring Internet user behavior and preferences. However, if one of our current or future competitors is successful in establishing its products and services as the industry standard, it will be difficult for us to retain current customers, or attract additional customers for our services.

      Furthermore, some businesses may require data or reports that are available only in competitors’ products, and potential customers may, therefore, select the products of our competitors. Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger client bases, and substantially greater resources, including sales and marketing, financial, support and other resources than we have. As a result, these competitors may be able to devote more resources to new customer acquisitions or may be able to respond to evolving market needs more quickly than we can. If we are not able to compete successfully against our current and future competitors, it will be difficult to acquire and retain customers, and we may experience limited revenue growth, reduced operating margins, loss of market share and diminished value in our services.

The majority of our services are sold pursuant to short-term subscription agreements, and if our customers elect not to renew these agreements, our revenues may decrease.

      Typically, our HBX services are sold pursuant to short-term subscription agreements, which are generally one to three years in length, with no obligation to renew these agreements. In addition, our HitBox Professional services are usually cancelable any time with little or no penalty. Many of our customers are new, which makes it difficult for us to predict if they will renew their agreements. Many of our HBX subscription agreements will be subject to renewal in the next 12 months, and we cannot assure you that such agreements will be renewed. Our renewal rates may decline due to a variety of factors, including the services and prices offered by our competitors, consolidation in our customer base or if some of our customers cease their operations. If our renewal rates are low or decline for any reason, or if customers renew on less favorable terms, our revenues may decrease, which could adversely affect our stock price.

If we fail to respond to rapidly changing technology or evolving industry standards, our services may become obsolete or less competitive.

      The market for our services is characterized by rapid technological advances, changes in client requirements, changes in protocols and evolving industry standards. If we are unable to develop enhancements to and new features for our existing services or acceptable new services that keep pace with rapid technological developments, our services may become obsolete, less marketable and less competitive and our business will be harmed. The success of any enhancements, new features and services depends on several factors, including the timely completion, introduction and market acceptance of the feature or edition. Failure to produce acceptable new features and enhancements may significantly impair our revenue growth and reputation.

We may be liable to our customers and may lose customers if we provide poor service, if our services do not comply with our agreements or if there is a loss of data.

      The information in our databases may not be complete or may contain inaccuracies that our customers regard as significant. Our ability to collect and report data may be interrupted by a number of factors, including our inability to access the Internet or the failure of our network or software systems. In addition, computer viruses may harm our systems causing us to lose data, and the transmission of computer viruses could expose us to litigation. Our subscription agreements generally give our customers the right to terminate their agreements for cause if we fail to meet certain reliability standards stated in the agreements or if we otherwise materially breach our obligations. Any failures in the services that we supply or the loss of any of our customers’ data may give our customers the right to terminate their agreements with us and could subject us to liability. We may also be required to spend substantial amounts to defend lawsuits and pay any resulting damage awards. We may be liable to our customers for loss of business, loss of future revenue, breach of contract or even for the loss of goodwill to their business. In addition to potential liability, if we supply inaccurate information or experience interruptions in our ability to supply information, our reputation could be harmed and we could lose customers.

      Although we have media/professional insurance with coverage limits of up to $3 million, this coverage may be inadequate, or may not be available in the future on acceptable terms, or at all. In addition, we cannot assure you that this policy will cover any claim against us for loss of data or other indirect or consequential damages and defending a suit, regardless of its merit, could be costly and divert management’s attention.

We may expand through acquisitions of, or investments in, other companies or through business relationships, all of which may divert our management’s attention and consume resources that are necessary to sustain our business.

      One of our business strategies is to develop or acquire complementary services and technologies, which may occur through the acquisition of, or investment in, complementary businesses or technologies. We also may enter into relationships with other businesses in order to expand our service offerings, which could involve preferred or exclusive licenses, additional channels of distribution or discount pricing. For example, through our agreement with salesforce.com, our customers can analyze the effect of online marketing campaigns on off-line sales by associating data from salesforce.com’s service with data from our service. Our agreement with salesforce.com expires in May 2005, but can be terminated prior to that time by either party, with or without cause, upon thirty days’ prior written notice.

      An acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the acquired businesses, technologies, products, personnel or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to work for us, and we may have difficulty retaining the customers of any acquired business due to changes in management and ownership. Acquisitions may also disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for ongoing development of our business. Moreover, we cannot assure you that the anticipated benefits of any acquisition, investment or business relationship would be realized or that we would not be exposed to unknown liabilities. In connection with one or more of those transactions, we may:

•	issue additional equity securities that would dilute our stockholders;

•	use cash that we may need in the future to operate our business;

•	incur debt on terms unfavorable to us or that we are unable to repay;

•	incur large charges or substantial liabilities;

•	encounter difficulties retaining key employees of the acquired company or integrating diverse business cultures; and

•	become subject to adverse tax consequences, substantial depreciation or deferred compensation charges.

      Although we periodically engage in preliminary discussions with respect to acquisitions, we are not currently a party to any agreements or commitments, and we have no understandings with respect to any acquisitions.

Any efforts we may make in the future to expand our services beyond the web analytics market may not succeed.

      Although we have historically focused on the web analytics market, we may in the future seek to expand our service offerings to address the demand for other digital marketing services. Any efforts to expand our services beyond the web analytics market may not result in significant revenue growth for us. In addition, our efforts to expand may divert management resources from our existing operations and require us to commit significant resources to an unproven business, limiting the financial and other resources that we are able to devote to our existing business.

Because we recognize revenue from subscriptions to our services over the term of the applicable agreement, the lack of subscription renewals or new subscription agreements may not be immediately reflected in our operating results.

      We recognize revenue from our customers monthly over the term of their agreements with us. The majority of our quarterly revenue usually represents deferred revenue from subscription agreements entered into during previous quarters. As a result, a decline in new or renewed subscription agreements in any one quarter will not necessarily be fully reflected in the revenue for the corresponding quarter but will negatively affect our revenue in future quarters. Additionally, the effect of significant downturns in sales and market acceptance of our services may not be fully reflected in our results of operations until future periods. Our business model would also make it difficult for us to reflect any rapid increase in our customer base and the effect of this increase in our revenue in any one period because revenue from new customers must be recognized over the applicable subscription agreement term.

Fluctuations in our operating results may make it difficult to predict our future performance and may result in volatility in the market price of our common stock.

      Due to our limited experience selling our services, our evolving business model and the unpredictability of our emerging industry, we may not be able to accurately forecast our rate of growth. For example, in our last eight quarters, we have recorded quarterly operating income of as much as $141,000 and a quarterly operating loss of as much as $1.1 million. In addition, we may experience significant fluctuations in our operating results for other reasons such as:

•	our ability to retain and increase sales to existing customers, attract new customers and satisfy our customers’ requirements;

•	the timing and success of new product introductions or upgrades by us or our competitors;

•	changes in our pricing policies or payment terms or those of our competitors;

•	concerns relating to the security of our network and systems;

•	the rate of success of our domestic and international expansion;

•	our ability to hire and retain key executives and technical and sales and marketing personnel;

•	our ability to expand our operations and the amount and timing of expenditures related to this expansion;

•	limitations in the bandwidth of our network and systems;

•	costs related to the development or acquisition of technologies, products or businesses; and

•	general economic, industry and market conditions.

These factors tend to make the timing and amount of revenue unpredictable and may lead to greater period-to-period fluctuations in revenue than we have experienced historically.

      As a result of the factors described above, we believe that our quarterly revenue and results of operations are likely to vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of one quarter as an indication of future performance. If our quarterly revenue or results of operations fall below the expectations of investors, the price of our common stock could decline substantially.

We rely on a small number of third parties to support our network, any disruption of which could affect our ability to provide our services and could harm our reputation.

      Our network is susceptible to outages due to fires, floods, power loss, telecommunications failures, systems failures, break-ins and similar events. We have experienced some outages due to power loss, systems failure and telecommunications failure. In addition, our network infrastructure is located in San Diego, California, an area susceptible to earthquakes and rolling electricity black-outs. We do not have multiple operating sites for our services in the event of any such occurrence. Our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. Frequent or persistent disruptions of our services could cause us to suffer losses that are impossible to quantify at this time such as claims by customers for indirect or consequential damages, loss of market share and damages to our reputation. Our business interruption insurance may not compensate us for every kind of loss resulting from disruptions of our services, and even if the type of loss is covered, the amount incurred may exceed the loss limitations in our insurance policies.

      All of our customers’ data and our servers are located at a single, third party co-location facility located in San Diego, California, operated by Level 3 Communications, Inc. Our agreement with Level 3 expires on May 31, 2005. Level 3 has the right to discontinue our service if, within 30 days of providing written notice to us, we fail to cure any of the following: (a) our failure to pay any amounts past due within three business days of written notice; (b) our violation of any laws related to our service; (c) a material misrepresentation by us related to our service; (d) our filing for bankruptcy or reorganization, or our failure to discharge any involuntary petition for bankruptcy within 60 days; or (e) our use of the service that materially exceeds our credit limit, and our failure to give adequate security for payment of the additional use within one day of receipt of written notice from Level 3.

      We depend on access to the Internet through Internet service providers, or ISPs, to operate our business. If we lose the services of one or more of our ISPs for any reason, we could experience disruption in our service offerings. The loss of one of our ISPs as the result of consolidation in the ISP industry could delay us from retaining the services of a replacement ISP and increase the potential for disruption of our business. Any disruption to our business could damage our reputation and result in a decrease in our revenue from the loss of current or potential customers.

A rapid expansion of our network and systems could cause us to lose Internet user behavior measurement information or cause our network or systems to fail.

      In the future, we may need to expand our network and systems at a more rapid pace than we have in the past. We may suddenly require additional bandwidth for which we have not adequately planned. We may secure an extremely large customer or a group of customers with extraordinary volumes of information to collect and process that would require significant system resources, and our systems may be unable to process the information. Our network or systems may not be capable of meeting the demand for increased capacity, or we may incur additional unanticipated expenses to accommodate such capacity constraints. In addition, we may lose valuable Internet user data or our network may temporarily shut down if we fail to expand our network to meet future requirements. Any lapse in our ability to collect Internet user information will decrease the value of our existing data as well as prevent us from providing the complete data requested by our customers. Any disruption in our network processing or loss of Internet user data may damage our reputation and result in the loss of customers.

If our security measures are breached and unauthorized access is obtained, our services may be perceived as not being secure, and customers may hold us liable or reduce their use of our services.

      Our services involve the storage and transmission of proprietary information, and security breaches could expose us to a risk of loss of this information, litigation and possible liability. If our security measures are breached as a result of third-party action, employee error or otherwise, and as a result, someone obtains unauthorized access to our data or our customers’ data, we could incur liability and our reputation will be damaged. For example, hackers or individuals who attempt to breach our network security could, if successful, misappropriate proprietary information or cause interruptions in our services. If we experience any breaches of our network security or sabotage, we might be required to expend significant capital and resources to protect against or to alleviate problems. We may not be able to remedy any problems caused by hackers or saboteurs in a timely manner, or at all. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the perception of the effectiveness of our security measures could be harmed and we could lose current and potential customers.

The success of our business depends in large part on our ability to protect and enforce our intellectual property rights.

      We regard the protection of our inventions, patent, copyrights, service marks, trademarks and trade secrets as important to our future success. We rely on a combination of patent, copyright, service mark, trademark, and trade secret laws and contractual restrictions to establish and protect our proprietary rights, all of which only offer limited protection. We endeavor to enter into agreements with our employees and contractors and agreements with parties with whom we do business in order to limit access to and disclosure of our proprietary information. Despite our efforts, the steps we have taken to protect our intellectual property may not prevent the misappropriation of proprietary rights or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive to ours or infringe our intellectual property. The enforcement of our intellectual property rights also depends on our legal actions against such infringers being successful, but we cannot be sure such actions will be successful, even when our rights have been infringed.

      Although we do have one U.S. patent, several registered service marks, and pending patent, and service mark applications, we cannot assure you that any future patents or service mark registrations will be issued with respect to pending or future applications or that any issued patents or registered service marks will be enforceable or provide adequate protection of our proprietary rights. Because of the global nature of the Internet, our websites can be viewed worldwide, but we do not have intellectual property protection in every jurisdiction. Furthermore, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are available over the Internet. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving.

If a third party asserts that we are infringing its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or expensive licenses, and our business may be harmed.

      The software and Internet industries are characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. Third parties may assert patent and other intellectual property infringement claims against us in the form of lawsuits, letters or other forms of communication. If a third-party successfully asserts a claim that we are infringing their proprietary rights, royalty or licensing agreements might not be available on terms we find acceptable or at all. As currently pending patent applications are not publicly available, we cannot anticipate all such claims or know with certainty whether our technology infringes the intellectual property rights of third parties. We expect that the number of infringement claims in our market will increase as the number of services and competitors in our industry grows. These claims, whether or not successful, could:

•	divert management’s attention;

•	result in costly and time-consuming litigation;

•	require us to enter into royalty or licensing agreements, which may not be available on acceptable terms, or at all; or

•	require us to redesign our software and services to avoid infringement.

      As a result, any third-party intellectual property claims against us could increase our expenses and adversely affect our business. In addition, many of our subscription agreements require us to indemnify our customers for third-party intellectual property infringement claims, which would increase the cost to us resulting from an adverse ruling in any such claim. Even if we have not infringed any third parties’ intellectual property rights, we cannot be sure our legal defenses will be successful, and even if we are successful in defending against such claims, our legal defense could require significant financial resources and management’s time.

Any failure to adequately expand our direct sales force will impede our growth.

      We expect to be substantially dependent on our direct sales force to obtain new customers, particularly large enterprise customers, and to manage our customer relationships. We believe that there is significant competition for direct sales personnel with the advanced sales skills and technical knowledge we need. Our ability to achieve significant growth in revenue in the future will depend, in large part, on our success in recruiting, training and retaining sufficient direct sales personnel. New hires require significant training and may, in some cases, take more than a year before they achieve full productivity. Our recent hires and planned hires may not become as productive as we would like, and we may be unable to hire sufficient numbers of qualified individuals in the future in the markets where we do business. If we are unable to hire and develop sufficient numbers of productive sales personnel, sales of our service will suffer.

If we fail to develop our brand cost-effectively, our business may suffer.

      We believe that developing and maintaining awareness of the WebSideStory brand in a cost-effective manner is critical to achieving widespread acceptance of our current and future services and is an important element in attracting new customers. Furthermore, we believe that the importance of brand recognition will increase as competition in our market develops. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful services at competitive prices. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business and results of operations could suffer.

We rely on a relatively new management team and need additional personnel to grow our business.

      Several of our executive officers are relatively new, and we intend to continue to hire key management personnel. Our success and future growth depends to a significant degree on the skills and continued services of Jeffrey W. Lunsford, our president, chief executive officer and chairman, who was hired in April 2003. We may experience difficulty assimilating our recently hired managers, and we may not be able to successfully locate, hire, assimilate and retain other qualified key management personnel.

      We have employment agreements with our executive officers; however, under these agreements, our employment relationships with our executive officers are “at-will” and they can terminate their employment relationship with us at any time. See “Management — Employment Arrangements and Change of Control Arrangements.” We do not maintain key person life insurance on any members of our management team.

      Our future success also depends on our ability to attract, retain and motivate highly skilled technical, managerial, marketing and customer service personnel. We plan to hire additional personnel in all areas of our business, in particular for our sales, marketing and technology development areas, both domestically and internationally. Competition for these types of personnel is intense, particularly in the Internet industry. As a result, we may be unable to successfully attract or retain qualified personnel. Our inability to retain and attract the necessary personnel could adversely affect our business.

We may encounter difficulties managing our growth, which could adversely affect our results of operations.

      We will need to expand and effectively manage our organization, operations and facilities in order to successfully sell our services and maintain our recent profitability. We increased the number of our full-time employees from 17 as of January 1, 1998 to 114 as of March 31, 2004, and we expect to continue to grow to meet our strategic objectives. If we continue to grow, it is possible that our management, systems and facilities currently in place may not be adequate. Our need to effectively manage our operations and growth requires that we continue to improve our operational, financial and management controls, reporting systems and procedures. We may not be able to successfully implement these tasks on a large scale and, accordingly, may not achieve our strategic objectives.

Because we conduct operations in foreign jurisdictions and because our business strategy includes expanding our international operations, our business is susceptible to risks associated with international operations.

      We currently maintain a sales office in the Netherlands and currently have sales personnel or independent sales consultants in the United Kingdom, Canada, Germany and Australia. We have very limited experience operating in these foreign jurisdictions. In addition, our business strategy includes expanding our international operations. Conducting international operations subjects us to new risks that we have not generally faced in the United States. These include:

•	political, social and economic instability abroad, including the conflicts in the Middle East, terrorist attacks and security concerns in general;

•	localization of our service, including translation into foreign languages and associated expenses;

•	fluctuations in currency exchange rates;

•	unexpected changes in foreign regulatory requirements;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	difficulties in managing and staffing international operations;

•	potentially adverse tax consequences, including the complexities of foreign value added tax systems and restrictions on the repatriation of earnings;

•	maintaining and servicing computer hardware in distant locations;

•	the burdens of complying with a wide variety of foreign laws and different legal standards; and

•	reduced or varied protection for intellectual property rights in some countries.

      The occurrence of any one of these risks could negatively affect our international business and, consequently, our results of operations generally. In addition, the Internet may not be used as widely in international markets in which we expand our international operations and, as a result, we may not be successful in offering our services there.

      Some of our international subscription fees are currently denominated in U.S. dollars and paid in local currency. As a result, fluctuations in the value of the U.S. dollar and foreign currencies may make our services more expensive for international customers, which could harm our business.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

      Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the Securities and Exchange Commission, or SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

      FASB has recently announced its tentative decision to require companies to expense employee stock options in accordance with Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, for financial reporting purposes, effective in 2005. Such stock option expensing would require us to change our accounting policy. We currently account for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Under our current accounting policy, we record stock-based compensation based on the difference between the exercise price of the stock option and the fair market value at the time of grant. SFAS 123 requires the use of an option pricing model to evaluate the fair value of our stock by factoring in additional variables such as expected life of the option, risk-free interest rate, expected volatility of the stock and expected dividend yield. If we are required to use this method in the future, this change in accounting treatment would materially and adversely affect our reported results of operations as the stock-based compensation expense would be greater than the amount calculated under our current policy and would be charged directly against our reported earnings.

We may lose our net operating loss and tax credit carryforwards, which could prevent us from offsetting future taxable income.

      Sales of our convertible redeemable preferred stock in 1999, 2000 and 2001 and this proposed public offering in 2004 may be deemed a change in control that could cause the limitation of Section 382 of the Internal Revenue Code of 1986, as amended, to be applicable. This limitation would allow us to use only a portion of the net operating loss and tax credit carryforwards generated prior to the deemed Section 382 change of control to offset future taxable income, if any, for United States and state income tax purposes. We have federal net operating loss carryforwards of approximately $14.0 million and state net operating loss carryforwards of approximately $7.4 million. Federal net operating losses generally carry forward for 20 years from the year generated. The expiration dates for net operating losses vary among states. The majority of our state net operating losses are in California, and these net operating losses will begin to expire in 2005. We have federal research and development tax credits of $166,000 and California research and development tax credits of $114,000. Federal research and development tax credits have a 20 year carry forward period and begin to expire in 2016. California research and development tax credits have no expiration.

Risks Related to Our Industry

Widespread blocking or erasing of cookies or limitations on our ability to use cookies may impede our ability to collect information with our technology and reduce the value of that data.

      Our technology currently uses cookies, which are small files of information placed on a user’s computer, to collect information about an Internet user’s visits to the websites of our customers. Third party software and our own technology make it easy for users to block or delete our cookies. Several software programs, sometimes marketed as ad-ware or spyware detectors, block our cookies by default or prompt users to delete or block our cookies. If a large proportion, such as a majority, of users delete or block our cookies, this could significantly undermine the value of the data that we collect for our customers and could negatively impact our ability to deliver accurate reports to our customers, which would harm our business.

      Changes in web browsers may also encourage users to block our cookies. Microsoft, for example, frequently modifies its Internet Explorer web browser. Some modifications by Microsoft could substantially impair our ability to use cookies for data collection purposes. If that happens and we are unable to adapt our technology and practices adequately in response to changes in Microsoft’s technology, then the value of our services will be substantially impaired. Additionally, other technologies could be developed that impede the operation of our services. This could prevent us from providing our services to our customers or reduce the value of our services.

      In addition, some privacy advocates have suggested restricting or eliminating the use of cookies without the Internet user’s consent. If we were required to obtain consent before delivering a cookie or if the use or effectiveness of cookies is limited, we would be required to switch to alternative technologies to collect user profile information, which may not be done on a timely basis, at a reasonable cost, or at all. Currently, the only alternative to using cookies to identify a browser and its browsing session is the use of an Internet protocol, or IP, address. The IP address is an identifier that each computer or other device connected to the Internet has. However, for purposes of web analytics, IP addresses are not as reliable as cookies, because they are often re-assigned by Internet service providers. We do not believe that a better alternative to using cookies currently exists. Creating replacement technology for cookies could require us to expend significant time and resources. We may be unable to complete this alternative technology development in time to avoid negative consequences to our business, and the replacement methods we develop may not be commercially feasible. The replacement of cookies might also reduce our existing customer base by requiring current customers to take specific action to accommodate new technology.

Privacy concerns and laws or other domestic or foreign regulations may subject us to litigation or limit our ability to collect and use Internet user information, resulting in a decrease in the value of our services and an adverse impact on the sales of our services.

      We collect, use and distribute information derived from the activities of Internet users. Federal, state and foreign government bodies and agencies have adopted or are considering adopting laws regarding the collection, use and disclosure of personal information obtained from consumers. The costs of compliance with, and the other burdens imposed by, such laws may limit the adoption of our services. In addition, some companies have been the subject of class-action lawsuits and governmental investigations based on their collection, use and distribution of Internet user information without the consent of the Internet users. For example, the Federal Trade Commission, or FTC, investigates companies’ compliance with their own stated privacy policies. These investigations have covered such activities as the sale of personally identifiable information to third parties and the proposed merger of online anonymous profile information with personally identifiable information obtained from off-line sources. While we are not aware of any FTC investigation regarding any practices we currently employ, in the future, the FTC may investigate the practices we employ. Governmental entities and private persons or entities may assert that our methods of collecting, using and distributing Internet user information are illegal or improper. Any such legal action, even if unsuccessful, may distract our management’s attention, divert our resources, negatively affect our public image and harm our business.

      Both existing and proposed laws regulate and restrict the collection and use of information over the Internet that is considered personally identifying. These laws continue to change and vary among domestic and foreign jurisdictions, but certain information such as names, addresses, telephone numbers, credit card numbers and email addresses are widely considered personally identifying. The scope of information collected over the Internet that is considered personally identifying may become more expansive, and it is possible that current and future legislation may apply to information that we currently collect without the explicit consent of Internet users. If information that we collect and use without consent is considered to be personally identifying, our ability to collect and use this information will be restricted and we will have to change our methods.

      Recently, the legislature of the State of Utah enacted legislation designed to protect Internet users’ privacy by prohibiting certain kinds of downloadable software defined as “spyware.” Similar legislation has been proposed in California and New York. Such legislation, if it includes a broad definition of “spyware,” could restrict our information collection methods. Any restriction or change to our information collection methods would cause us to spend substantial money and time to make such changes and could decrease the amount and utility of the information that we collect.

      In addition, domestic and foreign governments are considering restricting the collection and use of Internet usage data. Some privacy advocates argue that even anonymous data, individually or when aggregated, may reveal too much information about Internet users. If governmental authorities were to follow privacy advocates’ recommendations and enact laws that limit our online profiling practices, we would likely have to obtain the express consent, or opt-in, of an Internet user before we could collect, share, or use any of that user’s information. It might not be possible to comply with all domestic and foreign governmental restrictions simultaneously. Any change to an opt-in system of profiling would damage our ability to aggregate and utilize the information we currently collect from Internet users and would reduce the amount and value of the information that we provide to customers. A reduction in the value of our information might cause some existing customers to discontinue their use of our services or discourage potential customers from subscribing to our services, which would reduce our revenue. We would also need to expend considerable effort and resources, both human and financial, to develop new information collection procedures to comply with an opt-in requirement. Even if we succeeded in developing new procedures, we might be unable to convince Internet users to agree to our collection and use of their information. This would negatively impact our revenue, growth and potential for expanding our business and could cause our stock price to decline.

The success of our business depends on the continued growth of the Internet as a business tool and the growth of the web analytics market.

      Expansion in the sales of our service depends on the continued acceptance of the Internet as a communications and commerce platform for enterprises. The use of the Internet as a business tool could be adversely impacted by delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease-of-use, accessibility, and quality-of-service. The performance of the Internet and its acceptance as a business tool has been harmed by viruses, worms, and similar malicious programs, and the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If for any reason the Internet does not remain a widespread communications medium and commercial platform and business processes do not continue to move online, the demand for our service would be significantly reduced, which would harm our business.

      In addition, the market for Internet user measurement and analysis services is new and rapidly evolving. In particular, the market for outsourced, on-demand information services such as ours is relatively new and evolving. We will not be able to sell our services or grow our business if the market for Internet user measurement and analysis services does not grow or is not outsourced, or if on-demand services are not widely adopted.

Risks Related to this Offering and Ownership of Our Common Stock

We cannot assure you that a market will develop for our common stock or what the market price of our common stock will be.

      Prior to this offering, there was no public trading market for our common stock, and we cannot assure you that one will develop or be sustained after this offering. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market. The initial public offering price will be determined by negotiations between the underwriters and us, and may bear no relationship to the price at which the common stock will trade upon completion of this offering. You may not be able to resell your shares above the initial public offering price and may suffer a loss in your investment.

Our stock price may be volatile, and you may lose some or all of your investment.

      The trading prices of the securities of technology companies have been highly volatile. Accordingly, the trading price of our common stock is likely to be subject to wide fluctuations. Factors affecting the trading price of our common stock may include, among other things:

•	variations in our operating results;

•	announcements of technological innovations, new services or service enhancements or significant agreements by us or by our competitors;

•	recruitment or departure of key personnel;

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our common stock;

•	sales of our common stock, including sales by officers, directors and funds affiliated with them; and

•	market conditions in our industry, the industries of our customers and the economy as a whole.

      In addition, we are proposing to list our common stock on the Nasdaq National Market. There are continuing eligibility requirements for companies listed on the Nasdaq National Market. If we are not able to continue to satisfy the eligibility requirements of the Nasdaq National Market, then our stock may be delisted. This could result in a lower price of our common stock and may limit the ability of our stockholders to sell our stock.

We might require additional capital to support business growth, and this capital might not be available on acceptable terms, or at all.

      We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new services or enhance our existing service, enhance our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock, including shares of common stock sold in this offering. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

There may be an adverse effect on the market price of our stock as a result of shares being available for sale in the future.

      Our current stockholders hold                 shares of our common stock that they will be able to sell in the public market in the near future. A significant portion of these shares are held by a small number of stockholders, including some of the selling stockholders in this offering. Sales by our current stockholders of a substantial number of shares after this offering could significantly reduce the market price of our common stock. Moreover, the holders of approximately                 shares of common stock, including shares issued upon conversion of our convertible redeemable preferred stock or shares issued upon the exercise of warrants, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file ourselves or for other stockholders. We also intend to register                 shares of our common stock that are subject to outstanding stock options or reserved for issuance under our stock option plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the limitations of our lock-up agreements described in “Underwriting.” If any of these holders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Please see “Shares Eligible for Future Sale” for a description of sales that may occur in the future.

You will experience immediate and substantial dilution in the net tangible book value of shares you purchase in this offering.

      The initial public offering price will be substantially higher than the pro forma, net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $                per share. This dilution is due in large part to earlier investors in our company having paid substantially less than the initial public offering price when they purchased their shares. Investors who purchase shares of common stock in this offering will contribute approximately                % of the total amount we have raised to fund our operations but will own only approximately                % of our common stock. Because we expect to need to raise additional funding for acquisitions or other types of strategic investments, we may conduct substantial future offerings of equity securities. The exercise of outstanding options and warrants and future equity issuances, including future public offerings or future private placements of equity securities and any additional shares issued in connection with acquisitions, will result in further dilution to investors.

Our executive officers and directors have control over our affairs.

      Our executive officers and directors and entities affiliated with them will beneficially own, in the aggregate, approximately                % of our common stock following this offering. As a group they will be able to control our business. These stockholders will have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership could have the effect of delaying, deferring or preventing a change of control or impeding a merger or consolidation, takeover or other business combination.

Provisions in our amended and restated certificate of incorporation and bylaws or under Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

      Our amended and restated certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

•	establish a classified board of directors so that not all members of our board are elected at one time;

•	provide that directors may only be removed “for cause” and only with the approval of 66 2/3% of our stockholders;

•	require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and bylaws;

•	authorize the issuance of “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

•	establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

      Additionally, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder and which may discourage, delay or prevent a change of control of our company.

Management has broad discretion as to the use of the net proceeds from this offering.

      Pursuant to the terms of our certificate of incorporation as in effect prior to the completion of this offering, $16.75 million of the net proceeds from this offering will be used for the mandatory redemption of all of the outstanding shares of our redeemable preferred stock. Our redeemable preferred stock is currently held by entities affiliated with TA Associates, Inc. and Summit Partners. Two of our directors, Kurt R. Jaggers and Charles J. Fitzgerald, Jr., are affiliated with TA Associates and Summit Partners, respectively. Our management will have broad discretion with respect to the use of the remainder of the net proceeds from this offering. We currently intend to use the net proceeds from the offering for the expansion of our service offerings or technologies and for the potential acquisition of, or investment in, competing or complementary businesses or technologies. You will be relying on the judgment of our management concerning these uses. The failure of our management to apply these funds effectively could result in unfavorable returns and uncertainty about our prospects, each of which could cause the price of our common stock to decline.

We will incur increased costs as a result of being a public company.

      As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and the Nasdaq National Market, require changes in corporate governance practices of public companies. We expect these new rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We will also incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” and similar expressions intended to identify forward-looking statements.

      Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

      Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

      You should rely only on the information contained in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

USE OF PROCEEDS

      We estimate that our net proceeds from the offering will be approximately $               based upon an assumed initial public offering price of $                per share, after deducting the underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $               . We will not receive any of the proceeds from the sale of shares by the selling stockholders.

      Pursuant to the terms of our certificate of incorporation as in effect prior to this offering, $16.75 million of our net proceeds from this offering will be used for the mandatory redemption of all of the outstanding shares of our redeemable preferred stock. Because entities affiliated with TA Associates, Inc. and Summit Partners each own half of the outstanding shares of redeemable preferred stock, or approximately 56 shares each, these entities will each receive approximately $8.4 million upon the closing of the initial public offering for the redemption of their shares. Two of our directors, Kurt R. Jaggers and Charles J. Fitzgerald, Jr., are affiliated with TA Associates and Summit Partners, respectively. We presently intend to use the remaining net proceeds of this offering for the expansion of our service offerings or technologies and the possible acquisition of, and investment in, competing or complementary businesses, services or technologies as well as to fund working capital needs and general corporate purposes. The complementary businesses, services and technologies that we may invest in or acquire include automated management of promotional campaigns on search engines, online marketing surveys, email marketing, website search tools, affiliate marketing networks, call center analytics, content management, and other web-based, on-demand services that our customers might want from us.

      We periodically review acquisitions and strategic investment opportunities that are related to our business and we believe that it is desirable to have funds on hand so that we have the ability to make acquisitions and strategic investments promptly. We are not currently a party to any agreements or commitments and we have no current understandings with respect to any acquisitions.

      We believe that the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, will be sufficient to redeem our redeemable preferred stock and meet our capital operating requirements for at least the next 12 months. We expect to satisfy any future cash needs with current cash reserves or cash generated through our operations or through debt or equity financings.

      As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. The amounts we actually expend for these purposes may vary significantly and will depend on a number of factors including the growth of our revenue, the type of efforts we make to refine our core technology and enhance our services, competitive developments, and the other factors described under “Risk Factors.” Accordingly, our management will retain broad discretion in the allocation of the net proceeds of this offering. Pending their use, the net proceeds of this offering will be invested in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

      We currently intend to retain any future earnings to finance the growth and development of our business and therefore do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, results of operations, capital requirements, general business condition and other factors that our board of directors may deem relevant.

CAPITALIZATION

      The following table sets forth our capitalization as of March 31, 2004:

•	on an actual basis; and

•	on a pro forma as adjusted basis to reflect: (a) the mandatory redemption of our redeemable preferred stock for an aggregate redemption price of $16.75 million at the closing; (b) the conversion of all outstanding shares of our convertible redeemable preferred stock into an aggregate of 19,719,535 shares of common stock; (c) the filing of our amended and restated certificate of incorporation to change our authorized capital stock to shares of common stock and shares of undesignated preferred stock and (d) the sale by us of shares of common stock at the assumed initial public offering price of $ per share in this offering and the receipt of the net offering proceeds therefrom, after deducting underwriting discounts and commissions and estimated offering expenses.

      You should read the following table together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	March 31, 2004

	Actual	As Adjusted

	(in thousands, except
	share and per share data)
	(unaudited)
Cash, cash equivalents and short-term marketable securities	$7,093	$

Redeemable preferred stock, $0.001 par value; 112 shares authorized, 111.66667 shares issued and outstanding actual; no shares authorized, issued and outstanding pro forma as adjusted; redemption and liquidation value of $16,750	14,476
Convertible redeemable preferred stock, $0.001 par value; 30,434,123 shares authorized; 30,434,075 shares issued and outstanding actual; no shares issued and outstanding pro forma as adjusted; redemption and liquidation value of $27,250	28,555
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; no shares authorized, issued and outstanding actual; shares authorized, no shares issued and outstanding pro forma as adjusted	—
Common stock, $0.001 par value; 43,128,211 shares authorized; 17,196,974 shares issued and outstanding actual; shares authorized and shares issued and outstanding pro forma as adjusted	10
Additional paid-in capital	17,975
Accumulated other comprehensive income	234
Unearned stock-based compensation	(988)
Accumulated deficit	(55,844)

Total stockholders’ equity (deficit)	(38,613)

Total capitalization	$4,418	$

      The number of shares in the table above excludes:

•	3,504,710 shares of common stock subject to options outstanding under our stock option plans, at a weighted average exercise price of $0.92 per share;

•	1,454,988 shares of common stock issuable upon warrants outstanding, at a weighted average exercise price of $0.31 per share; and

•	619,569 shares of common stock reserved for future grant or issuance under our stock option plans.

      All share amounts have been retroactively adjusted to give effect to a                reverse stock split to be effected in                2004.

DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. As of March 31, 2004, we had a net tangible book value of approximately $4.5 million, or approximately $0.28 per share of common stock, not taking into account the conversion of our outstanding convertible preferred stock or the redemption of our redeemable preferred stock. Net tangible book value per share is equal to our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of our common stock outstanding. After giving effect to the conversion of all of our convertible redeemable preferred stock and the redemption of all of our redeemable preferred stock and the sale of                 shares of common stock offered by this prospectus at the assumed initial public offering price of $                per share, and after deducting the underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value as of March 31, 2004 was approximately $                million, or approximately $                per pro forma share of common stock. This represents an immediate increase in pro forma net tangible book value of $                per share to our existing stockholders and an immediate dilution of $                per share to new investors in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of March 31, 2004	$0.28
Pro forma increase in net tangible book value per share attributable to conversion of convertible redeemable preferred stock
Pro forma increase in net tangible book value per share attributable to the redemption of redeemable preferred stock
Pro forma increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

      The following table summarizes, as of March 31, 2004, on the pro-forma as-adjusted basis described above, the differences between existing stockholders and the new investors with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid before deducting the underwriting discounts and commissions and our estimated offering expenses.

	Shares Purchased		Total Consideration
Average Price
	Number	Percentage	Amount	Percentage	Per Share

Existing stockholders		%	$	%	$
New investors(1)

Total			$

(1)	The shares sold in this offering include shares to be sold by existing stockholders.

      If the underwriters’ over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to            shares, or           % of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by the new investors will be increased to                 shares or                % of the total number of shares of common stock outstanding after this offering. See “Principal and Selling Stockholders.”

      As of March 31, 2004, there were 3,504,710 shares of common stock subject to options outstanding, at a weighted average exercise price of $0.92 per share, and 619,569 shares available for future grant or issuance under our stock option plans. As of March 31, 2004, there were also 1,454,988 shares of common stock issuable upon warrants outstanding, at a weighted average exercise price of $0.31 per share. In                , 2004, our board of directors approved a new 2004 equity incentive award plan and reserved                 shares of common stock for future issuance under such plan. To the extent any of these options or warrants are exercised or we issue additional equity securities in the future, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

      The selected consolidated statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002 and 2003 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 1999 and 2000 and the selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 are derived from our audited consolidated financial statements and the related notes which are not included in this prospectus. The selected consolidated statement of operations data for the three months ended March 31, 2003 and 2004 and the selected consolidated balance sheet data as of March 31, 2004 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for the fair presentation of the information for the unaudited periods. Historical results are not necessarily indicative of future results. The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes to such statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected consolidated financial data are not intended to replace the consolidated financial statements included elsewhere in this prospectus. The share information included in the consolidated statement of operations data have been computed as described in Note 2 to the consolidated financial statements.

						Three Months Ended
	Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2003	2004

	(in thousands, except share and per share da					ta)
						(unaudited)
Consolidated Statements of Operations
Revenues:
Subscription	$74	$5,844	$11,110	$12,126	$15,678	$3,588	$4,956
Advertising	9,526	8,407	3,337	1,444	682	201	84

Total revenues	9,600	14,251	14,447	13,570	16,360	3,789	5,040
Cost of revenues:
Cost of revenues	1,167	3,063	4,565	3,773	3,236	812	750
Stock-based compensation expenses	1	66	50	32	11	6	5

Total cost of revenues	1,168	3,129	4,615	3,805	3,247	818	755

Gross profit	8,432	11,122	9,832	9,765	13,113	2,971	4,285
Operating expenses:
Sales and marketing	3,414	8,024	7,160	6,199	7,671	1,893	2,200
Research and development	2,245	5,530	3,553	3,178	3,417	822	1,008
General and administrative	2,699	5,880	3,546	2,765	3,115	1,105	669
IPO expenses	—	1,852	(305)	—	—	—	—
Stock-based compensation expenses(1)	1,997	10,531	672	263	1,334	205	267

Total operating expenses	10,355	31,817	14,626	12,405	15,537	4,025	4,144
Income (loss) from operations	(1,923)	(20,695)	(4,794)	(2,640)	(2,424)	(1,054)	141

Interest expense	(40)	(459)	(234)	(57)	(19)	(8)	—
Interest income	118	182	212	40	56	9	17
Other income	110	87	11	96	489	—	—

Income (loss) before provision for (benefit from) income taxes	(1,735)	(20,885)	(4,805)	(2,561)	(1,898)	(1,053)	158

Provision for (benefit from) income taxes	(550)	379	(8)	(19)	(31)	—	30

Net income (loss)	$(1,185)	$(21,264)	$(4,797)	$(2,542)	$(1,867)	$(1,053)	$128

							Three Months Ended
	Year Ended December 31,						March 31,

	1999	2000	2001	2002	2003		2003	2004

	(in thousands, except share and per share da						ta)
							(unaudited)
Dividend as a result of change in conversion terms of convertible redeemable preferred stock	$(14,992)	$—	$(446)	$—		$—	$—		$—
Accretion of discount on redeemable preferred stock	(467)	(3,689)	(1,208)	(1,367)		(1,566)	(372)		(426)

Net loss attributable to common stockholders	$(16,644)	$(24,953)	$(6,451)	$(3,909)		$(3,433)	$(1,425)		$(298)

Net loss per share attributable to common stockholders — basic and diluted	$(2.13)	$(2.25)	$(0.49)	$(0.29)		$(0.25)	$(0.11)		$(0.02)

Weighted-average number of shares used in basic and diluted per share amounts	7,797,949	11,081,452	13,245,133	13,322,946		14,006,950	13,326,466		15,621,191

Unaudited pro forma net loss per share attributable to common stockholders — basic and diluted
					$			$
Shares used in computing unaudited pro forma net loss per share attributable to common stockholders — basic and diluted

(1) Stock-based compensation expenses:	$44	$1,216	$219	$193		$330	$41		$60
Sales and marketing	33	689	358	129		76	15		12
Research and development	1,920	8,626	95	(59)		928	149		195
General and administrative	$1,998	$10,531	$672	$263		$1,334	$205		$267

	As of December 31,
						March 31,
	1999	2000	2001	2002	2003	2004

	(in thousands)
						(unaudited)
Consolidated Balance Sheet Data
Cash, cash equivalents and short-term marketable securities	$3,254	$5,355	$4,704	$4,563	$5,690	$7,093
Working capital	4,209	5,327	4,210	2,902	2,755	3,258
Total assets	8,798	12,743	9,581	8,605	9,850	11,893
Redeemable preferred stock	8,636	10,000	11,181	12,519	14,056	14,476
Convertible redeemable preferred stock	20,829	29,357	31,266	30,008	28,837	28,555
Accumulated deficit	(25,502)	(46,766)	(51,563)	(54,105)	(55,972)	(55,844)
Total stockholders’ deficit	(22,793)	(32,623)	(36,175)	(38,420)	(39,115)	(38,613)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the section entitled “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

      We are a leading provider of on-demand web analytics services. Our services collect data from web browsers, process that data and deliver reports of online behavior to our customers on demand. Customers use our services to better understand how Internet users respond to website design and content, online marketing campaigns and e-commerce offerings. We deliver our services over the Internet using a secure, proprietary, scalable application and system architecture, which allows us to concurrently serve a large number of customers and to efficiently distribute the workload across our network of servers.

      Although we commenced operations in September 1996, we did not begin selling our technology services for a fee until August 1999. Prior to that, we provided a basic Internet user behavior information and analysis service solely in exchange for online advertising space that we used or sold. Our revenues from advertising have been steadily declining due to a strategic decision that we made in 2001 to de-emphasize free use of web analytics in favor of selling an enterprise class product on a subscription basis. As a result, our revenues from advertising decreased from $8.4 million in 2000 to $682,000 in 2003. We introduced the predecessors of our HBX web analytics services in late 1999 and have significantly increased our subscription services revenues since that time. Our revenues from the sale of our subscription services have grown from $5.8 million in 2000 to $15.7 million in 2003.

      We currently sell our services primarily through our direct sales force to a wide range of organizations in many industries. As of March 31, 2004, our customer base included more than 500 HBX customers, an increase from approximately 180 customers at March 31, 2001. Other than the Walt Disney Internet Group, which accounted for 14% and 11% of our total revenues for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively, none of our customers accounted for more than 10% of our revenues during such periods.

      We believe that there are promising growth opportunities for our HBX services in foreign jurisdictions. In the year ended December 31, 2003 and the three months ended March 31, 2004, we generated approximately 11% and 15% of revenues, respectively, from customers in Europe. We anticipate that the percentage of revenues from international operations will remain consistent or grow as we increase our direct sales force and build brand awareness in foreign markets. We are currently investing in features such as foreign language versions of our HBX service to facilitate use in certain foreign markets. Although we have not entered into any agreement or understanding for an acquisition, we have evaluated international acquisition opportunities in the past and will continue to do so in the future.

Sources of Revenues

      We currently derive substantially all of our revenues from fees associated with our subscription services. The significant majority of these revenues is generated from our HBX services. These services are provided on a subscription basis to customers for a fee, which is based on the actual number of websites and the total page views and transactions monitored by our services. The terms of our subscription agreements are generally one to three years. Our HBX subscription agreements also typically include professional services, such as consulting, education and implementation services and training fees. In addition, we generate revenues from subscriptions associated with HitBox Professional, which is focused on providing web analytics to small and medium size businesses.

      In December 2003, we stopped providing free web analytics services that generated advertising revenues. However, we continue to generate minimal advertising revenues from related pre-existing arrangements. We anticipate our advertising revenues will continue to decline over time.

Cost of Revenues and Operating Expenses

Cost of Revenues

      Cost of revenues primarily consist of expenses related to running our network infrastructure (including Internet connectivity, co-location and data storage), customer training, depreciation associated with computer equipment, web application development activities, salaries and related expenses for network personnel, allocated overhead and amortization associated with capitalized software. We allocate overhead such as rent and occupancy charges, employee benefit costs and non-network related depreciation expense to all departments based on headcount. As a result, general overhead expenses are reflected in our cost of revenues and each operating expense category.

      In 2002, we moved our data center to a third party co-location facility, which contributed to a decline in our cost of revenues for providing our services. In 2003, we also experienced lower Internet connectivity costs and depreciation, resulting from declining market prices for the cost of Internet connectivity and network-related equipment. We believe that our application infrastructure provides us efficiency and scalability through better utilization of our network related resources. As our customer base grows, we expect to continue to invest resources in our application infrastructure and to achieve certain economies of scale related to our application infrastructure.

Sales and Marketing Expenses

      Sales and marketing expenses represent our largest operating expense category and consist primarily of salaries and related expenses for our sales and marketing staff. Sales and marketing expenses include commissions, travel and entertainment, marketing programs (including advertising, events, corporate communications and other brand building and product marketing expenses) and allocated overhead. We plan to increase our number of direct sales and marketing personnel in order to expand our domestic and international sales and marketing activities. We also plan to sponsor additional marketing events and programs to build brand awareness. We expect that sales and marketing expenses will continue to increase as we hire additional sales and marketing personnel and increase our marketing activities.

Research and Development Expenses

      Research and development expenses consist primarily of salaries and related expenses for our software engineers and product development and quality assurance personnel, as well as other costs related to the development and enhancement of existing services and allocated overhead. We have historically focused our research and development efforts on enhancing our core technology, as well as improving the usability and accessibility of information within our web analytics subscription services. We expect that research and development expenses will increase as we further enhance our core technology and services, and develop technologies for new service offerings.

General and Administrative Expenses

      General and administrative expenses consist of salaries and related expenses for executive, finance and accounting, legal, human resources and management information systems personnel, professional fees, other corporate expenses and allocated overhead. We expect that general and administrative expenses will increase as we continue to add personnel as we expand our business and incur additional expenses to meet compliance requirements associated with the transition to, and operation as, a public company.

Stock-Based Compensation Expenses

      Stock-based compensation expenses result from options and warrants issued to employees and directors in situations where there is an excess of the fair value of our common stock at the date of grant over the amount an employee or director must pay to acquire the stock. These expenses have been significant and are reflected in our consolidated financial results.

Critical Accounting Policies and Estimates

      Management’s Discussion and Analysis of Financial Condition and Results of Operations is based upon our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and expense and related disclosures. On an on-going basis, estimates are evaluated, including those related to bad debts, depreciation and life of developed software, fixed assets and impairment of intangible and tangible assets. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

      Critical accounting policies are those that, in management’s view, are most important in the portrayal of our financial condition and results of operations and include revenue recognition, allowance for doubtful accounts, accounting for income taxes and stock-based compensation. Our critical accounting policies are disclosed in the footnotes to the consolidated financial statements. Those critical accounting policies that require significant judgments and estimates are:

Allowance for Doubtful Accounts

      We maintain an allowance for doubtful accounts for estimated losses resulting from customers’ inability to pay us. We calculate this provision based on our historical experience and for specific customers that, in our opinion, are likely to default on our receivables from them. In order to identify these customers, we perform ongoing reviews of all customers that have breached their payment terms, as well as those that have filed for bankruptcy or for whom information has become available indicating a significant risk of non-recoverability. In addition, we have experienced significant growth in customers, and we have less payment history to rely upon with these customers. We rely on historical trends of bad debt as a percentage of total revenue and apply these percentages to the accounts receivable associated with new customers and evaluate these customers over time. To the extent our future collectibility differs from our assumptions based on historical experience, the amount of our bad debt and allowance recorded may be different.

Accounting for Stock-Based Compensation

      We measure compensation expenses for our employee and director stock-based compensation plans using the intrinsic value method. Accordingly, compensation expense for stock options is measured as the excess, if any, of the fair value of our common stock at the date of grant over the amount an employee must pay to acquire the stock. Stock-based compensation is amortized over the related vesting periods using an accelerated method. Because there is no public market for our stock, we consider internal and external factors to assist in our determination of the fair value of our common stock. Internal factors include the success of our sales efforts, customer retention and overall profitability. External factors consist of market conditions and comparable public companies. In addition to considering the factors described above, we obtained an independent valuation as of April 1, 2003 to assist us in determining the fair value of our common stock to determine the amount of stock-based compensation expenses to be recorded at specific grant dates; however, we are responsible for all fair values used in preparing our consolidated financial statements. We made assumptions and estimates in the preparation of our valuation, including assumptions and estimates related to projected cash flows, discount rates, comparable market value multiples, the value of preferences associated with our preferred stock, the effect that those preferences have on the value of our common stock, and the likelihood at various points in time of certain transactions taking place such as a public offering, sale of our company, raising additional private financing or liquidation. If we had made different estimates and assumptions our conclusions and the related stock-based compensation recorded may have been different.

      As of March 31, 2004, we had an aggregate of $988,000 of unearned stock-based compensation expenses remaining to be amortized in future periods. We currently expect unearned stock-based compensation expense to be amortized in future periods as follows: $474,000 during 2004; $349,000 during 2005; $134,000 during 2006; $29,000 during 2007; and $2,000 during 2008.

Results of Operations

      The following table presents our selected consolidated statements of operations data as a percent of our total revenues for the periods indicated:

				Three
				Months
	Year Ended			Ended
	December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Revenues:
Subscription	77%	89%	96%	95%	98%
Advertising	23	11	4	5	2

Total revenues	100	100	100	100	100
Cost of revenues:
Cost of revenues	32	28	20	22	15
Stock-based compensation expenses	0	0	0	0	0

Total cost of revenues	32	28	20	22	15

Gross profit	68	72	80	78	85

				Three
				Months
	Year Ended			Ended
	December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Operating expenses:
Sales and marketing	50	46	47	50	44
Research and development	25	23	21	22	20
General and administrative	25	20	19	29	13
IPO expenses	(2)	—	—	—	—
Stock-based compensation expenses(1)	5	2	8	5	5

Total operating expenses	103	91	95	106	82

Income (loss) from operations	(35)	(19)	(15)	(28)	3
Interest expense	(2)	0	0	0	0
Interest income	1	0	0	0	0
Other income	0	1	3	0	0

Net income (loss) before provision for (benefit from) income taxes	(36)	(18)	(12)	(28)	3

Provision for (benefit from) income taxes	0	0	0	0	0

Net income (loss)	(36)%	(18)%	(12)%	(28)%	3%

(1) Stock-based compensation expenses:
Sales and marketing	2%	1%	2%	1%	1%
Research and development	2	1	0	0	0
General and administrative	1	0	6	4	4

	5%	2%	8%	5%	5%

Three Months Ended March 31, 2003 and 2004

Revenues

      Total revenues increased 33% from $3.8 million for the three months ended March 31, 2003 to $5.0 million for the three months ended March 31, 2004.

      Subscription Revenues. Subscription revenues increased 38% from $3.6 million, or 95% of total revenues, for the three months ended March 31, 2003 to $5.0 million, or 98% of total revenues for the three months ended March 31, 2004. The increase in subscription revenues over the previous year was primarily the result of increasing the number of new customers for our services, which resulted from our decision to increase the number of direct sales personnel. A renewed focus on customer service that resulted in lower customer attrition, higher retention rates and increased use of our services by existing customers also contributed to the increase in subscription revenues. Deferred revenues increased 108% from $2.4 million for the three months ended March 31, 2003 to $5.0 million for the three months ended March 31, 2004. Deferred revenues reflect invoices rendered or cash received on subscription agreements for which revenues have not yet been recognized.

      Advertising Revenues. Advertising revenues declined from $201,000, or 5% of total revenues, for the three months ended March 31, 2003, to $84,000, or 2% of total revenues, for the three months ended March 31, 2004. This decrease was due to our decision to stop providing our free web analytics service that generated advertising revenues. We anticipate that advertising revenues will continue to decline over time.

Operating Expenses

      Cost of Revenues. Cost of revenues decreased 8% from $812,000, or 22% of total revenues, for the three months ended March 31, 2003 to $750,000, or 15% of total revenues, for the three months ended March 31, 2004. This decrease primarily resulted from a reduction in our network infrastructure expenses, specifically Internet connectivity costs of $20,000, other co-location facility costs of $68,000 (including rent and utilities) and depreciation reductions of $100,000, offset by an increase of $35,000 in salaries as well as a further offset associated with allocated overhead. We expect cost of revenues to increase in absolute dollars but decrease as a percentage of revenues in future periods as a result of the scalability and efficiency of our application infrastructure.

      Sales and Marketing Expenses. Sales and marketing expenses increased 16% from $1.9 million, or 50% of total revenues, for the three months ended March 31, 2003 to $2.2 million, or 44% of total revenues, for the three months ended March 31, 2004. This increase was primarily attributable to salaries for additional sales and marketing personnel and increased sales commissions related to increased revenues and customers. Sales and marketing expenses as a percentage of total revenues declined primarily due to increased productivity of sales personnel. Since we plan to hire additional sales personnel in future periods, we expect our sales and marketing personnel and related costs to increase.

      Research and Development Expenses. Research and development expenses increased 23% from $822,000, or 22% of total revenues, for the three months ended March 31, 2003 to $1.0 million, or 20% of total revenues, for the three months ended March 31, 2004. This increase was primarily a result of increased salaries and other costs associated with the development of our HBX service. We expect that, research and development expenses will increase as we upgrade and extend our service offerings and develop new technologies and services.

      General and Administrative Expenses. General and administrative expenses decreased 39% from $1.1 million, or 29% of total revenues, for the three months ended March 31, 2003 to $669,000, or 13% of total revenues, for the three months ended March 31, 2004. This decrease was largely due to severance expenses of $375,000 related to the departure of our former chief executive officer and a one-time $100,000 signing bonus related to the hiring of our new chief executive officer. Excluding these severance and bonus payments, general and administrative expenses remained relatively constant in absolute dollars between the periods and declined as a percent of our total revenues for the three months ended March 31, 2004. We expect general and administrative expenses to increase as we add headcount to support the anticipated growth of our business and incur additional costs related to operating as a public company. These costs are expected to include additional accounting, legal, insurance and consulting fees.

Stock-Based Compensation Expenses

      Stock-based compensation expenses increased by 30% from $211,000, or 6% of total revenues, for the three months ended March 31, 2003 to $267,000, or 5% of total revenues, for the three months ended March 31, 2004. Stock-based compensation expenses for the three months ended March 31, 2004 included $206,000 associated with a warrant and restricted stock grants to our new chief executive officer and our general counsel. In comparison, stock-based compensation expenses for the three months ended March 31, 2003 included $132,000 associated with a modification of a stock option of our former chief executive officer that required us to record stock-based compensation expense for the difference between the exercise price and the fair value of the stock at the time the former chief executive officer’s option was amended. The option was amended to extend the amount of time that the former chief executive officer was allowed to exercise the option following his departure from the company.

Other Income, Net

      Other income for the three months ended March 31, 2003 and 2004 consisted of net interest income of $1,000 and $17,000, respectively. The increase in net interest income was due to the repayment of our borrowings on our revolving line of credit in 2003, which resulted in no interest expense for the first three months ended March 31, 2004, and the increase in interest income resulting from the increase in our cash balance compared to the three months ended March 31, 2003.

Provision for (Benefit from) Income Taxes

      The provision for income taxes of $30,000 for the three months ended March 31, 2004 primarily related to current taxes associated with our foreign operations. At March 31, 2004, we had federal net operating loss carryforwards of approximately $14.0 million and state net operating loss carryforwards of approximately $7.3 million, both of which may be available to offset future taxable income. The expiration period for the federal net operating loss carryforwards will begin in 2019. The majority of our state net operating losses are in California, and these net operating losses will begin to expire in 2005. Additionally, at March 31, 2004, we had federal and California research and development tax credits of $166,000 and $114,000, respectively. The expiration period for the federal research and development tax credits will begin in 2016. California research and development tax credits have no expiration.

Years Ended December 31, 2002 and 2003

Revenues

      Total revenues increased 21% from $13.6 million for 2002 to $16.4 million for 2003.

      Subscription Revenues. Subscription revenues increased 29% from $12.1 million, or 89% of total revenues, for 2002 to $15.7 million, or 96% of total revenues, for 2003. The increase was primarily due to growth in our paying HBX subscriber base to approximately 450 customers as of December 31, 2003 from approximately 300 customers as of December 31, 2002. This represented a net increase in HBX customers of 50%. We also expanded our international sales in Europe, increasing our revenues in Europe by 56% during 2003. Deferred revenues increased 85% from $2.1 million for 2002 to $3.9 million for 2003.

      Advertising Revenues. Advertising revenues declined from $1.4 million, or 11% of total revenues, in 2002 to $682,000, or 4% of total revenues, in 2003. This decrease was due to our decision to stop providing our free web analytics service that generated advertising revenues.

Operating Expenses

      Cost of Revenues. Cost of revenues decreased 14% from $3.8 million, or 28% of total revenues, for 2002 to $3.2 million, or 20% of total revenues, for 2003. This decrease was principally a result of a $355,000 decrease in Internet connectivity costs, and a $314,000 decrease in depreciation, offset by increased professional services personnel costs of $146,000 and increased network salaries of $20,000.

      Sales and Marketing Expenses. Sales and marketing expenses increased 24% from $6.2 million, or 46% of total revenues, for 2002 to $7.7 million, or 47% of total revenue, for 2003. This increase was primarily attributable to the hiring of a vice president of sales and the addition of a sales organization in the United Kingdom and a field sales force in the United States. We also enhanced our commission plans and expanded our customer service group. Our travel and entertainment expenses increased in connection with our sales force and customer service expansion. Our expenditures on marketing programs increased as we attended more trade shows, hosted conferences for our HBX users, and conducted other promotional activities.

      Research and Development Expenses. Research and development expenses increased 8% from $3.2 million, or 23% of total revenues, for 2002 to $3.4 million, or 21% of total revenues, for 2003. The increase in absolute dollars was primarily a result of increased salaries of our existing development personnel.

      General and Administrative Expenses. General and administrative expenses increased 13% from $2.8 million, or 20% of total revenues, for 2002 to $3.1 million, or 19% of total revenues, for 2003. The majority of the increase was attributable to the severance payable to our former chief executive officer and a one-time signing bonus for our new chief executive officer, which was partially offset by an increased focus on cost savings during 2003.

Stock-Based Compensation Expenses

      Stock-based compensation expenses increased by 356% from $295,000, or 2% of total revenues, for 2002 to $1.3 million, or 8% of total revenues, for 2003. This increase was primarily due to an increase in stock-based compensation expenses associated with restricted stock grants to our new chief executive officer and our general counsel and a stock option award modification for our former chief executive officer.

Other Income, Net

      Other income, net increased from a net other income of $79,000 for 2002 to $526,000 in 2003, which was primarily due to a non-recurring technology cross-license agreement.

Provision for (Benefit from) Income Taxes

      We recorded an income tax benefit of $19,000 for 2002 and $31,000 for 2003. These benefits were primarily associated with our international operations.

Years Ended December 31, 2001 and 2002

Revenues

      Total revenues decreased 6% from $14.4 million for 2001 to $13.6 million for 2002.

      Subscription Revenues. Subscription revenues increased 9% from $11.1 million, or 77% of total revenues, for 2001 to $12.1 million, or 89% of total revenues, for 2002. Our subscription revenues increased as we added a significant number of new customers during 2002. Deferred revenues increased from $480,000 in 2001 to $2.1 million in 2002 due to the increase in new customers and an effort to increase the upfront billing and collection of subscription fees on longer term contracts.

      Advertising Revenues. Advertising revenues decreased from $3.3 million, or 23% of total revenues, in 2001 to $1.4 million, or 11% of total revenues in, 2002. This decrease was due to our decision to stop providing our free web analytics service that generated advertising revenues.

Operating Expenses

      Cost of Revenues. Cost of revenues decreased 17% from $4.6 million, or 32% of total revenues, for 2001 to $3.8 million, or 28% of total revenues for 2002. This decrease was primarily the result of reducing the cost of Internet connectivity and a reduction in the headcount and salaries of network personnel associated with the migration of our data center to a third party co-location facility in 2002.

      Sales and Marketing Expenses. Sales and marketing expenses decreased 13% from $7.2 million, or 50% of total revenues for 2001 to $6.2 million, or 46% of total revenues, for 2002. This decrease resulted primarily from a reduction in sales and marketing programs necessitated by a decline in the Internet advertising market and a decrease in the number of personnel and related costs devoted to advertising sales, offset by an increase in commissions associated with our HBX service.

      Research and Development Expenses. Research and development expenses decreased 11% from $3.6 million, or 25% of total revenues, for 2001 to $3.2 million, or 23% of total revenues, for 2002. The decrease was primarily a result of a reduction in new software development projects and related personnel toward the end of 2001 and into 2002 in response to a slowdown in the digital marketing industry. Our efforts were focused primarily on providing enhancements and improved usability to our existing HBX services during that time.

      General and Administrative Expenses. General and administrative expenses decreased 22% from $3.6 million, or 25% of total revenues, for 2001 to $2.8 million, or 20% of total revenues, for 2002. This decrease was primarily attributable to a reduction in bad debt expense and other cost-cutting measures in response to a slowdown in the digital marketing industry.

      IPO Expenses. In 2000, we incurred expenses of $1.9 million related to an attempted public offering that we withdrew in 2000. In 2001, we negotiated a reduction of those expenses of $305,000, which resulted in an expense decrease in 2001.

Stock-Based Compensation Expenses

      Stock-based compensation expenses decreased by 59% from $722,000, or 5% of total revenues for 2001 to $295,000 or 2% of total revenues for 2002. This decrease was primarily due to the amortization of stock-based compensation expenses recorded in prior years offset by significant forfeitures of options due to the reduction in work force in 2001. Amortization of stock-based compensation was $295,000 for 2002.

Other Income, Net

      Other income, net increased from a net other expense of $11,000 for 2001 to net other income of $79,000 for 2002, which was due primarily to a licensing transaction.

Provision for (Benefit from) Income Taxes

      We recorded an income tax benefit of $8,000 for 2001 and $19,000 for 2002, which resulted from research and development tax credits.

Quarterly Results of Operations

      The following tables set forth our selected unaudited quarterly consolidated statements of operations data for the eight most recent quarters, as well as the percentage of total revenues for each line item shown. The information for each of these quarters has been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, includes all adjustments necessary for the fair presentation of the results of operations for such periods. This data should be read in conjunction with the audited consolidated financial statements and the related notes included in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended

	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,
	2002	2002	2002	2003	2003	2003	2003	2004

	(in thousands and unaudited)
Revenues:
Subscription	$2,756	$3,003	$3,624	$3,588	$3,766	$3,919	$4,405	$4,956
Advertising	386	254	259	201	170	158	153	84

Total revenues	3,142	3,257	3,883	3,789	3,936	4,077	4,558	5,040
Cost of revenues:
Cost of revenues	1,026	874	880	812	824	783	817	750
Stock-based compensation expenses	8	7	6	6	4	(5)	6	5

Total cost of revenues	1,034	881	886	818	828	778	823	755

Gross profit	2,108	2,376	2,997	2,971	3,108	3,299	3,735	4,285
Operating expenses:
Sales and marketing	1,509	1,629	1,671	1,893	1,954	1,827	1,996	2,200
Research and development	785	790	879	822	837	866	893	1,008
General and administrative	709	673	715	1,105	674	651	685	669
Stock-based compensation expenses	129	98	73	205	309	527	293	267

Total operating expenses	3,132	3,190	3,338	4,025	3,774	3,871	3,867	4,144

Income (loss) from operations	(1,024)	(814)	(341)	(1,054)	(666)	(572)	(132)	141
Other income, net	90	(5)	(3)	1	9	11	505	17

Income (loss) before provision for (benefit from) income taxes	(934)	(819)	(344)	(1,053)	(657)	(561)	373	158
Provision for (benefit from) income taxes	—	—	(19)	—	—	—	(31)	30

Net income (loss)	$(934)	$(819)	$(325)	$(1,053)	$(657)	$(561)	$404	$128

      The following table presents our historical results for the periods indicated as a percentage of revenues:

	Three Months Ended

	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,
	2002	2002	2002	2003	2003	2003	2003	2004

	(unaudited)
As a percentage of total revenues:
Revenues:
Subscription	88%	92%	93%	95%	96%	96%	97%	98%
Advertising	12	8	7	5	4	4	3	2

Total revenues	100	100	100	100	100	100	100	100
Cost of revenues:
Cost of revenues	33	27	23	21	21	19	18	15
Stock-based compensation expenses	0	0	0	0	0	0	0	0

Total cost of revenues	33	27	23	22	21	19	18	15

Gross profit	67	73	77	78	79	81	82	85

Operating expenses:
Sales and marketing	48	50	43	50	50	45	44	44
Research and development	25	24	23	22	21	21	20	20
General and administrative	23	21	18	29	17	16	15	13
Stock-based compensation expenses	4	3	2	5	8	13	6	5

Income operating expenses	100	98	86	106	96	95	85	82

Total income (loss) from operations	(33)	(25)	(9)	(28)	(17)	(14)	(3)	3
Other income, net	3	—	—	—	—	—	11	—

Income (loss) before provision for (benefit from) income taxes	(30)	(25)	(9)	(28)	(17)	(14)	8	3
Provision for (benefit from) income taxes	0	0	0	0	0	0	(1)	0

Net income (loss)	(30)%	(25)%	(9)%	(28)%	(17)%	(14)%	9%	3%

      Subscription revenues increased sequentially in all but one of the quarters presented, due primarily to increases in the number of subscription customers. Advertising sales have declined in all but one of the quarters presented as a result of our decision to stop providing our free web analytics service that generated advertising revenues.

      Gross profit also increased in all but one of the quarters presented due primarily to revenue growth and to a decline in our network operations costs. As a percentage of total revenues, gross profit increased from 67% of total revenues for the three months ended June 30, 2002 to 85% of revenues for the three months ended March 31, 2004.

      Operating expenses have fluctuated between quarters due to the timing of employee-related spending, new on-demand application service offerings and marketing events. For example, marketing and sales expenses for the three months ended March 31, 2004 increased by $204,000 over the preceding quarter, primarily due to an increase in our marketing activities and commissions paid to sales personnel. In the three months ended December 31, 2003, we received a one time payment of $438,000 related to the licensing of our technology, recorded in other income, net.

      Our quarterly operating results are likely to fluctuate, and if we fail to meet or exceed the expectations of securities analysts or investors, the trading price of our common stock could decline. Some of the important factors that could cause our revenues and operating results to fluctuate from quarter to quarter include:

•	our ability to retain and increase sales to existing customers, attract new customers and satisfy our customers’ requirements;

•	the timing and success of new product introductions or upgrades by us or our competitors;

•	changes in our pricing policies or payment terms or those of our competitors;

•	concerns relating to the security of our network and systems;

•	the rate of success of our domestic and international expansion;

•	our ability to hire and retain key executives and technical and sales and marketing personnel;

•	our ability to expand our operations and the amount and timing of expenditures related to this expansion;

•	limitations in the bandwidth of our network and systems;

•	costs related to the development or acquisition of technologies, products or businesses; and

•	general economic, industry and market conditions.

      The occurrence of one or more of these factors might cause our operating results to vary widely. As such, we believe that quarter-to-quarter comparisons of our revenues and operating results may not be meaningful and should not be relied upon as an indication of future performance.

Net Operating Losses and Tax Credit Carryforwards

      At December 31, 2003, we had federal and state net operating loss carryforwards of approximately $14.0 million and $7.4 million, respectively. The federal net operating loss carryforwards begin to expire in 2019 and state operating loss carryforwards begin to expire in 2005, if not realized. Under the provisions of Section 382 of the Internal Revenue Code, substantial changes in our ownership may limit the amount of net operating loss carryforwards that can be utilized annually in the future to offset taxable income. A valuation allowance has been established to reserve the potential benefits of these carryforwards in our financial statements to reflect the uncertainty of future taxable income required to utilize available tax loss carryforwards and other deferred tax assets. We believe that, as a result of this offering, a change in our ownership may occur. If such change in our ownership occurs, our ability to use our net operating loss carryforwards in any fiscal year may be significantly limited.

Liquidity and Capital Resources

      To date, we have funded our operations primarily through the sale of equity securities as well as through equipment and capital lease obligations. As of March 31, 2004, we had raised a total of $44.0 million in preferred equity financing, of which $25.0 million was paid directly to the founders and a key executive in June 1999. The preferred equity financing included the issuance of $16.75 million of redeemable preferred stock and $27.25 million of convertible redeemable preferred stock. Both the redeemable preferred stock and the convertible redeemable preferred stock are redeemable in three equal annual installments at the option of the holders of at least two-thirds of the then outstanding redeemable preferred stock and convertible redeemable preferred stock beginning in June 2005. The redeemable preferred stock will be automatically redeemed for $16.75 million upon the closing of our initial public offering. In addition, our convertible redeemable preferred stock will automatically convert into 19,719,535 shares of common stock in connection with our initial public offering. As of March 31, 2004, we had no debt obligations.

      As of March 31, 2004, we had $7.1 million of cash and cash equivalents and $3.3 million in working capital, as compared to $5.7 million of cash and cash equivalents and $2.8 million in working capital as of December 31, 2003.

      Net cash provided by (used in) operating activities was $(1.7 million), $681,000, $2.4 million and $1.5 million in 2001, 2002, 2003 and the three months ended March 31, 2004, respectively. Net cash used by operating activities in 2001 consisted primarily of net losses from operations, reductions in accounts payable and accrued expenses, and offset by non-cash charges for depreciation and amortization. Net cash provided by operating activities in 2002 and 2003 consisted primarily of an increase in deferred revenues and the add back of non-cash charges for depreciation and amortization, offset by net losses from operations. Net cash provided by operating activities for the three months ended March 31, 2004 was primarily a result of an operating profit plus an increase in deferred revenues, and non-cash charges for depreciation and amortization.

      Since our inception, our investing activities have consisted primarily of purchases of fixed assets and investments in software development. Capital expenditures were principally related to our network infrastructure and computer equipment for our employees. Cash provided by (used in) investing activities totaled $(990,000), $(322,000), $(739,000) and $(355,000) in 2001, 2002, 2003 and the three months ended March 31, 2004, respectively. We intend to invest in our network infrastructure and in software development to ensure reliability of our network and to introduce new services and enhancements to our existing services.

      Cash provided by (used in) financing activities was $2.0 million, $(583,000), $(642,000) and $282,000 in 2001, 2002, 2003 and the three months ended March 31, 2004, respectively. Our financing activities since January 1, 2001 consisted primarily of paying off a $1.1 million line of credit and the issuance of $3.3 million of convertible redeemable preferred stock.

      Our principal commitments consist of obligations under leases for office space, computer equipment and furniture and fixtures. Our capital lease obligations for furniture and computer equipment are approximately $19,000 and do not extend beyond twelve months. As the amounts are relatively small, they do not materially impact our overall liquidity. The following summarizes our long-term contractual obligations as of December 31, 2003:

	Payments Due by Period

		Less than	1-3	4-5	More than
Contractual Obligations	Total	1 Year	Years	Years	5 Years

	(in thousands)
Capital lease obligations	$19	$19	$—	$—	$—
Operating lease obligations	5,363	1,732	3,631	—	—
Contractual commitments	—	—	—	—	—

      We anticipate that our future capital uses and requirements will depend upon a variety of factors. These factors include but are not limited to the following:

•	the costs involved in the expansion of our customer base;

•	the costs involved with investment in our network infrastructure;

•	the costs involved with our research and development activities to upgrade and enhance our service offerings; and

•	the extent to which we acquire or invest in other technologies and businesses.

      Upon completion of this offering, we are required to redeem all of our outstanding redeemable preferred stock for an aggregate cash payment of $16.75 million. We believe that the net proceeds from the sale of our common stock in this offering, together with our current cash, cash equivalents and short-term investments, will be sufficient to redeem the redeemable preferred stock and to meet our working capital and capital expenditure requirements for at least the next twelve months. If this offering is not completed, we will not be required to immediately redeem our redeemable preferred stock, and we anticipate we will have sufficient cash to fund operations over at least the next twelve months without the offering proceeds. Given our current cash, cash equivalents and short-term investments and our expectation of continued positive cash flow from operations, whether or not we complete this offering, we believe that we will have sufficient liquidity to fund our business and meet our contractual lease obligations over a period beyond the next 12 months. However, we may need to raise additional funds in the future in the event that we pursue acquisitions or investments in complementary businesses or technologies or experience operating losses that exceed our expectations. If we raise additional funds through the issuance of equity or convertible securities, our stockholders may experience dilution. In the event that additional financing is required, we may not be able to obtain it on acceptable terms or at all.

      As of December 31, 2001, 2002 and 2003 and March 31, 2004, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Other than our operating leases for office space and computer equipment, which are described above, we do not engage in off-balance sheet financing arrangements. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

      Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro. We will analyze our exposure to currency fluctuations and may engage in financial hedging techniques in the future to reduce the effect of these potential fluctuations. We have not entered into any hedging contracts since exchange rate fluctuations have had little impact on our operating results and cash flows. The majority of our subscription agreements are denominated in U.S. dollars. To date, our foreign sales have been primarily in Euros. Sales to customers domiciled outside the United States were approximately 11% and 15% of our total sales in the year ended December 31, 2003 and in the three months ended March 31, 2004, respectively.

Interest Rate Sensitivity

      We had unrestricted cash, cash equivalents and short-term marketable securities totaling $5.7 million and $7.1 million at December 31, 2003 and March 31, 2004, respectively. These amounts were invested primarily in money market funds. The unrestricted cash, cash equivalents and short-term marketable securities are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income.

BUSINESS

      We are a leading provider of on-demand web analytics services. Web analytics refers to the collection, analysis and reporting of information about Internet user activity. Our services collect data from web browsers, process that data and deliver analytic reports of online behavior to our customers on demand. Customers use our services, including our primary service, HBX, to understand how Internet users respond to website design and content, online marketing campaigns and e-commerce offerings. As a result, our customers can make more effective marketing decisions and improve the merchandising, sales, support and design of their websites, improving their return on investment on marketing dollars spent.

      We deliver our services over the Internet using a secure, proprietary, scalable application and system architecture, which allows us to concurrently serve a large number of customers and to efficiently distribute the workload across our network of servers. Our technology is easy to implement and allows our customers to avoid expensive, up-front hardware expenses and software license fees, and to realize lower administration costs compared to traditional software licensing alternatives.

      Our direct sales force sells our services to a wide range of organizations in many industries including sports and entertainment, news, retail, finance, travel, technology, manufacturing, telecommunications and education. Our services are offered by subscription agreements, typically with terms of one to three years. As of March 31, 2004, we had more than 500 HBX customers, growing from approximately 180 customers as of March 31, 2001. Our representative customers include the Walt Disney Internet Group, Best Buy, Nokia, Delta Tre Informatica, British Sky Broadcasting, Cisco Systems, Sony, AT&T Worldnet, Daimler Chrysler and FedEx Corporate Services. Other than the Walt Disney Internet Group, which accounted for 14% and 11% of our total revenues in the year ended December 31, 2003 and in the three months ended March 31, 2004, respectively, none of our customers accounted for more than 10% of our total revenues in such periods.

Industry Background

Business Processes are Moving Online

      The Internet has become a primary medium for communication, commerce, research and education. Jupiter Research, in a report dated February 2004, projects that the percentage of United States households with Internet access will increase from 66% in 2003 to 79%, or 91.2 million households, in 2008. As Internet use has grown, an increasing number of business processes are moving online. As a result, the use of the Internet by businesses has evolved from providing basic product information on websites to incorporating critical business processes such as sales, marketing, advertising and customer service and support.

      According to Forrester Research, in a report dated July 2003, the total value of online United States retail spending is expected to reach nearly $123 billion in 2004. Forrester estimates that by 2008, 10% of all retail transactions will be conducted online. Online information, advertising and marketing also influences off-line spending. According to Jupiter Research, in a report dated January 2004, for every $1 consumers spend online, they spend close to $6 off-line as a direct result of online research. Consequently, businesses have embraced the Internet as a channel for product information, advertising and promotion. According to IDC, in a report dated May 2003, United States online advertising spending is expected to increase from $6.2 billion in 2003 to $12.8 billion in 2007.

Web Analytics Has Developed into a Key Digital Marketing Tool

      As businesses adopt the Internet for everything from marketing to customer support, they need web analytics services that provide a broad range of information. Historically, many organizations with websites had only basic information about their visitors’ behavior. They only tracked non-descript server calls or “hits” to their web servers or received simple reports from software based on these “hits.” Web analytics services have evolved over time to provide faster and more sophisticated data collection, analysis and reporting. User data can be collected directly from web browsers and aggregated at remote sites. Users of web analytics technology can use this data to allocate their marketing budgets to the most effective campaigns, improve website design, prioritize website content, characterize advertising inventory and quantify sales.

      According to an IDC report dated October 2003, the web analytics market is expected to increase from $257 million in 2003 to $418 million in 2007. Web analytics applications are becoming more functionally integrated with other digital marketing services. Web analytics technology can reach beyond an organization’s own website to measure other digital marketing services, including banner advertisements, affiliate networks, email marketing and search engine marketing. Web analytics is even being used to measure online responses to off-line marketing such as direct mail and radio advertising. In a report dated October 2003, Forrester Research estimated that the aggregate market for digital marketing services will increase from $7.0 billion in 2003 to $15.6 billion in 2008.

Increasing Use of On-Demand Applications

      The wide availability of the Internet and web browsers has made it possible to deliver important components of the information technology infrastructure over the Internet as a service. This has enabled organizations to outsource the provision and administration of software to third-party application service providers that design, host, maintain and update systems and software remotely over the Internet. These outsourced systems and applications offer several advantages, including little or no implementation services, software installation, or upfront integration costs and fewer information technology support staff required for maintenance at the customer’s facilities. On-demand application services also can be easily customized, quickly upgraded, administered remotely and integrated with existing enterprise applications and data bases. IDC projects, in a report dated May 2003, that the market for on-demand application services will grow from $426 million in 2002 to $2.6 billion in 2007.

WebSideStory Market Opportunity

Understanding the Effectiveness of Marketing Campaigns is Difficult

      Businesses frequently have difficulty in measuring the direct impact of their marketing initiatives and branding campaigns. Large portions of off-line marketing budgets are spent on activities such as print ads, television and billboards, the effectiveness of which is difficult to measure and can take several months to find out. The lengthy period between developing an off-line advertising campaign and determining its results adds to this challenge. Prior to the introduction of web analytics, measuring the effectiveness of online marketing campaigns was also challenging. Organizations spent large amounts of money on a variety of online marketing activities including banner and pop-up advertisements, affiliate networks, email campaigns and key word purchases from search engines without the ability to judge which activities were cost-effective and which were not. Due to recent advancements in web analytics technologies, this situation has improved dramatically. Organizations now have the ability to quickly measure and quantify the impact of various online marketing campaigns on site traffic, conversion rates, online sales and other applicable metrics.

Designing Websites that are Easy to Use and Produce High Conversion Rates is Challenging

      Companies are not only spending to attract visitors to their websites, they are also investing resources to make their websites more effective. One of the most significant issues confronting businesses conducting online commerce is the low conversion rate of visitors to paid customers. Better site content, organization and transaction processes (such as shopping carts, subscription forms and information request forms) can lead to higher conversion rates, subscribers or qualified sales leads. Businesses are seeking tools that can track web visitor navigation, measure responses to changes in content and product offerings and help design more effective websites.

Reducing Customer Support Costs is a Priority for Most Organizations

      Minimizing the number of customer support calls associated with online purchases or online information retrieval is important to many organizations who are attempting to operate in a competitive cost environment. Web analytics enables organizations to determine problem areas of their website or faulty business processes that can lead to costly customer calls. For example, an online retailer can use web analytics to identify potential problems that its customers encounter when looking for information such as online order status reports, resulting in its customers calling customer support instead. By improving access to the web pages providing these status reports, the retailer can reduce the number of customers using its call center.

Getting Data and Analytics into the Hands of Decision Makers is Important to the Success of Online Initiatives

      The interactive nature of the Internet allows for the collection and measurement of data from online navigation, user interactions and customer transactions. While businesses know that every online click can contribute to valuable data reports, they are challenged to process the large volume of data and to get analytic reports into the hands of people in the organization who can use them. Organizations are seeking tools that provide actionable information and analysis to decision makers in an easy-to-use format.

Our Solution

      We offer web analytics services that collect data from web browsers, process that data and deliver analytic reports of online behavior over the Internet. We believe our services:

•	Facilitate Decisions On How to Improve Online and Off-line Initiatives. Our in-depth analytic reports help our customers understand how users navigate their websites. Our services provide reports that allow businesses to compare the popularity and effectiveness of their content over time and across sections of their sites. These reports can reveal which paths in a site lead to the greatest number of sales and where bottlenecks occur and enable rapid testing of the effects that changes in site content, design and configuration have on browsing, shopping and buying. In addition, our services allow our customers to develop off-line marketing strategies based on online analysis. We also correlate browsing behavior with purchasing to reveal shopping patterns and trends.

•	Improve Marketing Return on Investment. Our web analytics reports help businesses determine where their marketing budgets are best spent. We measure and report online responses to both online and off-line marketing campaigns. Using our services, our customers can run simultaneous campaigns, assess results in real time and then reallocate marketing resources to the most effective campaigns. They can identify which referral sources generate the most customer leads and can assess each campaign’s return on investment in terms of sales relative to costs. In addition, through an agreement with salesforce.com, a provider of on-demand customer relationship management services, which allows us to incorporate salesforce.com’s off-line data, our customers can analyze the effect of online marketing campaigns on off-line sales.

•	Provide Valuable Information and Analysis On Demand. We do not rely on web server log files for data, but rather we collect data directly from web browsers for our customers. We believe that our data collection method is more accurate and faster, because it reflects actual browser activity, as opposed to server activity, which can come from sources other than browsers, and because it does not require us to combine data files from multiple web servers. Most of our reports are typically available within seconds of a request and incorporate up-to-the-second information. These reports allow businesses to react immediately to analysis without having to wait for data to be processed and presented. Our services also allow the end user to receive reports 24 hours a day, seven days a week.

•	Deliver Intuitive, Easy-to-Use Reports for Business Users. We provide customizable, easy-to-read graphics and tables, that we call executive dashboards and key performance indicators for high-level decision makers. With our executive dashboards, decision makers can get an overview of their company’s online performance, based on criteria that they determine. Decision makers can use our interactive interface to generate more detailed reports with relative ease. In addition, business analysts and marketers are able to customize, manipulate, schedule and distribute our reports using Microsoft Excel as the medium to analyze the data.

•	Are Secure and Scalable. Our services are delivered over the Internet and have been designed to provide our customers with high levels of security, performance and reliability. We maintain security through the use of firewalls, intrusion detection, proprietary monitoring, and network policies and procedures. Our proprietary data management system is highly scalable and can handle large volumes of data at high speeds. Our systems generally use commercially available hardware and proprietary software.

•	Offer a Lower Total Cost of Ownership. Compared to traditional web analytics software, our services can be quickly deployed, which allows our customers to avoid spending time installing or maintaining software. Our services provide a low total cost of ownership by eliminating the need for large investments in software licenses and upgrades, hardware, extensive implementation and integration services and additional information technology staff. Our services are also compatible with all commonly used operating systems and web browsers.

Our Strategy

      Our goal is to be the global market-share leader in web analytics and to enter into related markets for online, on-demand services. The key components of our strategy are to:

•	Expand the Features and Functionality of Our Services. We plan to further enhance the features and functionality of our on-demand web analytics services as well as adapt our services to changing Internet environments and business practices. We believe that our technology is well designed to accommodate new features and functions. Most additions of new features and functions are centrally implemented entirely by us on our servers, which results in the upgrades becoming part of our services. As a result, customers benefit from our upgrades with no action required on their part.

•	Pursue New Customers in Our Existing Markets and Expand into New Geographic Markets. Our on-demand analytics application currently serves diverse organizations, including Fortune 500 corporations, small and medium businesses and educational institutions. We intend to continue marketing our services to a broad range of organizations, primarily through our direct sales force. We plan to increase the number of sales people that we employ and to develop other marketing or distribution channels for our services. Outside of North America, we plan to market to customers by recruiting local sales and support professionals and by designing our services to support additional languages. We may also pursue acquisitions of similar business in new geographic markets.

•	Develop or Acquire Related Services and Technologies. We believe that our success in web analytics will help us sell related, on-demand digital marketing services such as search optimization; marketing surveys; email marketing; website search tools; affiliate marketing networks; call center analytics; and content management. We intend to either internally develop these digital marketing services or acquire these services through strategic relationships or acquisitions. We believe our strengths in data analysis, scalability and delivery of on-demand application services will allow us to compete effectively with other companies that may attempt to offer comparable digital marketing services.

•	Provide Superior Customer Service and Build Lasting Relationships with Our Customers. We believe that we can generate more revenue from our customers by promoting wider deployments of our services within their online operations. We seek to learn industry best practices based on feedback from our customers and to incorporate these practices into our technology and professional services. This enhances the value our customers receive from our services. We intend to keep our customers satisfied by responding promptly to their feedback and requests and by building technology that helps them achieve their goals.

•	Pursue Longer Term Contracts with Our New and Existing Customers. Since the second quarter of 2003, we have sought to enter into longer-term agreements with our customers, and we have successfully signed some of our larger customers to two or three year agreements. We intend to encourage our customers to sign multi- year agreements, which we believe will result in higher customer retention rates.

•	Encourage the Development of Third-Party Applications that Integrate With and Are Complementary to Our Services. Our services are designed to allow third-party developers to create applications complementary to our core services offering. Our customers can also integrate our services with other systems and applications that they use. We intend to publish application programming interfaces to facilitate the integration of third-party software with our services.

Our Services

      We offer the following services based on our core technologies for collecting and reporting on information about Internet user behavior:

      HBX On-Demand Web Analytics. Our on-demand web analytics services collect, process, store and report on Internet user behavior based on browser activity. The reporting that we provide gives our customers extensive information on, and analysis of, what visitors are doing on their web pages. For example, HBX can be used to inform our customers which marketing initiatives visitors responded to, what search engines they used, what keywords they entered, how much time they spent on pages, what they bought online, when they abandoned shopping carts and what geographic area they live in. The available reports and features can be grouped under the following categories:

•	Website Navigation Analysis. Navigation analysis allows site managers to analyze browsing behavior in several ways. Conversion funnels measure the success rates of custom-defined processes, such as the shopping checkout process. Our funnel analysis helps our customers find and improve areas with high abandonment rates. Affinity reports show trends and patterns among web pages and site content areas. Our page-affinity reports, for example, show the pages that are viewed by the same visitors and can be used to detect the products that are often viewed by the same people. Event sequence queries on navigational path data can be performed with search criteria such as page sequences, entry and exit points and the referral source of the visitors.

•	Commerce Analysis. Commerce analysis includes reporting on conversion rates by product, product cross-selling, and sales analysis by category, brand, color and size. Customer reports provide the long-term value of buyers grouped by acquisition source. Customer ID extraction feeds a file of the unique customer IDs associated with any available buyer report or segment of buyers and allows our customers to follow up with targeted marketing campaigns informed by their buyers’ online behavior.

•	Campaign Analytics. Campaign analytics reports on the performance of virtually any online marketing initiative, including pay-per-click keyword buys, banner advertisements, emails and affiliate programs.

•	Internal Search Tracking. Internal search tracking can reveal what visitors are looking for and which search terms result in purchases. This information helps our customers improve their marketing and promotions.

•	Content Analysis. Content analysis shows how visitors navigate through site content and what pages they view most frequently. Site content navigation is analyzed in logical hierarchies that can be customized to address the needs of our customers’ online operations. For example, a sports entertainment site may want to analyze content by sport, by team or by athlete.

•	Visitor Segmentation. Segmentation reports categorize visitors into logical, behavior-based groups. For example, a segment might include only visitors who saw a certain banner advertisement on another website or only visitors from a given geographic region. The behavior of visitors in these segments can then be analyzed to see how they differ.

•	Cross-Channel Integration. Through a technology integration between us and salesforce.com, our customers who use salesforce.com can correlate between online promotions and off-line sales conversions. For example, they can assess the quality, in terms of off-line sales, of their leads generated from an online campaign in order to allocate their online marketing budgets to the most effective campaigns.

•	Executive Dashboards. Our interactive executive dashboards display key performance indicators in graphical form, much like the gauges on a dashboard of an automobile, which help executives assess their operations at a glance. For example, a key performance indicator might monitor conversion rates, leads, transactions generated or shopping cart conversion rates.

•	Custom Reports. Custom reports are easy to build with our HBX Report Builder, which is a plug-in that allows our customers to import any HBX reporting element directly into Microsoft Excel.

•	Active Viewing. This intuitive visualization feature uses a browser plug-in to overlay visitor and customer information right on top of our customers’ web pages as they navigate their own site. It allows our customers to explore the data that we collect and analyze for them, without leaving their own website.

      HBX DataFeed. HBX DataFeed allows companies to combine our on-demand web analytics with virtually any in-house data application. Customers that want the raw behavioral data that we collect can get it through data feeds that are easy to implement and compatible with standard database formats.

      HBX Professional Services. We also offer professional services to help our customers interpret analytic reports. We develop recommendations for improving our customers’ websites and marketing programs. We assist in implementing the recommendations, analyze the results of the implementation and develop new recommendations based on these results. In addition, we provide education services.

      HitBox Professional. We develop and market HitBox Professional for small and medium-sized businesses that need web analytics services, but do not need all of the features and capabilities of HBX. HitBox Professional includes many, but not all of the features of HBX, and it is offered at a lower base price.

Technology and Operations

Technology

      We released the first version of our service in 1996, and in 1999 we introduced an upgraded version of our service, which we call the enterprise-class version, or HBX, designed to address the web analytics needs of large enterprises such as Fortune 500 companies. As of March 31, 2004, we had released ten revisions of our core service and our on-demand HBX technology continues to evolve to meet the needs of our customers. Our HBX technology offers a large set of features designed to respond to the needs of many constituents in the organizations to which we sell and helps them assess and improve their online marketing, merchandising, sales, support and design.

      We believe that our on-demand technology is highly scalable, allowing us to serve large numbers of customers, including high-volume customers, more efficiently than traditional software. Our proprietary software is optimized to run on a single, custom-built platform designed to run on our system. Therefore, unlike traditional software vendors, we do not need to support different hardware, operating systems or databases, or develop software for customers’ unique computing environments. And we can dedicate a greater proportion of our development resources to improving features, functions, reliability and speed.

      Our technology currently uses cookies, which are small files of information placed on a user’s computer, to collect information about an Internet user’s visits to the websites of our customers. Our technology is a multi-tenant application written in several computer languages including Java, C and C++. We use commercially available hardware and proprietary software. To a lesser extent, we also use some commercially available software as components of our technology. We have custom-built core services such as visitor session measurement and a data management system that allows us to achieve both data manipulation and real-time reporting. We have built a unique distributed environment for both data collection and end-user report generation that routes both tasks efficiently to many servers, instead of to single, dedicated servers. Our customers can access our services through a web browser without installing any software. They can also receive reports and data from our systems through data feeds, a browser plug-in, a Microsoft Excel plug-in, and scheduled email delivery.

      To handle large volumes of data efficiently at high speeds, we have built our own proprietary data management systems. These systems include proprietary data management software, data storage methods and compression algorithms. These data management systems allow us to make information and reports related to data collected over long periods of time available on demand.

      Our services provide extensive reporting and analytics functionality accessible through hierarchical menus and interactive graphical reports available on demand. Users can customize reports and dashboards, schedule report delivery, model scenario analyses based on business criteria that they determine and monitor the results over time.

      Other applications can address our services either directly or through the use of data feeds from our network. Our systems allow customers and technology partners to insert and collect information from our services. We maintain security through the use of firewalls, intrusion detection, proprietary monitoring and network policies and procedures.

      Our research and development expenses, including related stock-based compensation expenses, were $3.9 million, $3.3 million, $3.5 million and $1.0 million in the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2004, respectively.

Operations

      All of our servers and our customers’ data are located at a single, third party co-location facility located in San Diego, California, operated by Level 3 Communications, Inc. Our agreement with Level 3 Communications obligates them to secure the facility with around-the-clock guards, biometric access screening and escort-controlled access, and the facility is supported by on-site backup generators in the event of a power failure. Our agreement with Level 3 gives us the right to keep our own network operators on-site around the clock. Our agreement with Level 3 expires on May 31, 2005. We regularly rotate tapes of customer data out of the facility and store them in a secure location in the event of data loss at the facility. In addition, we gain access to the Internet through several internet service providers, including Level 3.

      We continuously monitor the performance of our services. The monitoring features we have built or licensed include centralized performance consoles, automated load distribution and various self-diagnostic tools and programs. We have service level agreements with our customers warranting certain levels of uptime reliability and permitting them to receive credits or terminate their agreements in the event that we fail to meet those levels.

      We have a disaster recovery plan designed to protect our customers from the adverse effects of an outage of the network and to resume data collection within 48 hours of a site disaster. We have an agreement with Level 3 to provide alternate data center facilities and emergency bandwidth to cover loads up to our current peaks. We also keep off-site archival copies of customer data for rapid reconstitution of reporting. Our plans provide for data processing and reporting to be restored by relocation of some computers and configuration of others. We believe that complete data processing and reporting can be restored within 21 days, with an additional seven days to back process the collected and logged data.

Customers

      As of March 31, 2004, our customer base has grown to approximately 3,000 with customers in the United States and Europe. More than 500 customers subscribe to our HBX web analytics services, and more than 2,500 customers subscribe to our HitBox Professional services. The following table sets forth some of our representative customers in a variety of the industries we serve:

Business Services	Media/Entertainment	Retail/Consumer Products

FedEx Corporate Services	British Sky Broadcasting	Autozone
Kinkos	Delta Tre Informatica S.R.L.	Best Buy
learndirect	Sign On San Diego	Carmax Auto Superstores
LexisNexis	Walt Disney Internet Group	LEGO New York
Liz Clairborne

Technology/Telecom	Other

AT&T Worldnet	Advance PCS
Cisco Systems	Daimler Chrysler
Nokia	Harley-Davidson
Sony	New Century Mortgage
Telus Communications	Pharmacia

      Other than the Walt Disney Internet Group, which accounted for 14% and 11% of our total revenues in the year ended December 31, 2003 and in the three months ended March 31, 2004, respectively, none of our customers accounted for more than 10% of our total revenues in such periods.

Sales and Marketing

      We organize our sales and marketing programs by geographic regions, including North America and Europe.

Direct Sales

      We primarily sell our services through our direct sales force, consisting of telesales and field sales personnel. Our telesales representatives are responsible for sales to customers assigned by region or industry, as well as following up on leads generated from our marketing campaigns. Our field sales personnel are responsible for the largest business customers, and they generally sell our services in one-on-one client meetings rather than over the telephone. All of our North America sales programs are managed out of our San Diego, California headquarters. All of our European sales programs are managed out of our Amsterdam facility. In addition, we have sales consultants in Australia and Canada.

Marketing

      Our marketing strategy is to build our brand name and raise awareness of WebSideStory as a leading application service provider of on-demand web analytics services. Our marketing campaigns include a variety of advertising, public relations activities and web-based seminars, all of which are targeted at key executives and decision makers within business organizations.

      Our principal marketing initiatives include:

•	advertising on industry-related websites;

•	participation in, and sponsorship of, Internet user conferences, trade shows and industry events;

•	partnering with well-known organizations within the industry;

•	using our website to provide product and company information and industry-related downloads; and

•	issuing press releases on a regular basis.

Customer Service and Support

      We believe that customer service and support begins with our sales personnel who are trained to understand our customers’ needs. Our sales people will work with our technologists to insure that our customers receive the services they need for their business. Continuing superior customer support beyond the signing of our service contract is critical to the retention and expansion of our customer base. Support and assistance is available to our customers through the telephone or email, depending on their preference. Our customer support group is equipped to answer general inquiries regarding our services and more technical questions relating to the use of our services. We offer training to our customers to help them use the services they purchase from us.

International Sales

      In the year ended December 31, 2003 and during the three months ended March 31, 2004, we generated approximately 11% and 15% of our total revenues, respectively, from customers in Europe. Our international operations primarily consist of sales activities for customers based in Europe. Our United States operations provide technical, legal and network operating support services to support our European customers. Our direct and indirect subsidiaries, including HitBox, Inc., WebSideStory SAS, WebSideStory Holding B.V., WebSideStory CallCenter and Service B.V. and WebSideStory UK Limited, were established for the purpose of paying the salaries of our sales personnel based in Europe and other expenses related to the billing and collecting of revenues from our European customers. We expect international markets to provide an increasing percentage of revenue in the future. Our current strategy in the international arena is to grow and strengthen our presence in international markets by hiring additional sales personal and designing our services to support additional languages.

Competition

      The market for web analytics is rapidly evolving and highly competitive. We expect competition to increase from existing competitors as well as new market entrants. We compete primarily with other application service providers and software vendors on the basis of product functionality, price, performance and level of service. We also compete with companies that offer web analytics software bundled with other products or services sold. Our current principal competitors include:

•	web analytics application service providers such as Coremetrics, Fireclick, Nedstat and Omniture;

•	network management software and business intelligence vendors such as NetIQ and SPSS that offer web analytics as part of their larger product offerings; and

•	digital marketing services providers such as aQuantive and DoubleClick that incorporate web analytics in their services.

      In addition, we face competition from companies that develop independent methods of measuring their own audience. Many companies, including some of our largest potential customers, use internally-developed interactive marketing software rather than the commercial services or software offered by us and our competitors. These companies may seek to offer their internally-developed software commercially in the future, which will bring us into direct competition with their products.

      We believe the principal competitive factors in our market include the following:

•	product functionality and breadth of services offered;

•	speed and ease of implementation and use;

•	price and cost of ownership;

•	brand name and reputation;

•	rates of user adoption among the decision makers;

•	low total cost of ownership and demonstrable cost-effective benefits for customers;

•	performance, security, scalability, reliability and flexibility of the services;

•	ease of integration with existing applications; and

•	quality of customer support and services.

      We believe that we compete favorably on the basis of these factors. However, some competitors may have features in their services that we do not include, and that customers prefer. Many of our current competitors and potential competitors, have longer operating histories, greater name recognition and substantially greater financial, technical and marketing resources than we have. They may be able to devote a greater portion of their resources to the development, marketing and sale of their products than we can. This may allow our competitors to respond more quickly to the rapid advancements in technology, and to the constant change in customer needs. We cannot assure you that our current or potential competitors will not offer or develop services that are considered superior to ours, or that services other than ours will not achieve greater market acceptance.

Intellectual Property

      We rely on a combination of trademark, copyright and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brand. We also enter into confidentiality and proprietary rights agreements with our employees, consultants and other third parties and control access to software, documentation and other proprietary information.

      We pursue the registration of our service marks in the United States and in other countries although we have not secured registration of all of our marks. WebSideStory and HitBox, among others, are our United States registered service marks. WebSideStory and HitBox are also registered in Japan and the European Union. We have applied for registration of HBX, an unregistered trademark that we use, in the United States.

      We currently have five patent applications pending in the United States relating to web-based tracking of visitor paths for Internet access and relating to web-based tracking of events during customer interaction with a website. As of March 31, 2004, we have one issued patent and one patent application that has been approved, both relating to Internet website traffic analysis. Our patent, U.S. Patent No. 6,393,479, will expire in 2019. We have entered into a cross license agreement with NetIQ, pursuant to which we have a license to NetIQ’s U.S. Patent No. 6,112,238, which expires in 2017, and certain patents pending and NetIQ has a license to our patent and certain patents pending. We do not believe that this cross license is material to our ability to sell our current web analytics services. This cross license agreement will terminate on the date the last patent expires. We cannot assure you that our pending, or any future, patent applications will be granted, that any existing or future patents will not be challenged, invalidated or circumvented, or that the rights granted under any patent that may issue will provide competitive advantages to us. Many of our current and potential competitors dedicate substantially greater resources to the protection and enforcement of intellectual property rights, especially patents. If a patent has been or is issued to a third party that prevents us from using some or all of our non-patented technology, we would need either to obtain a license to, or to design around, that patent. We may not be able to obtain a license on acceptable terms, if at all, or design around the patent, which could harm our ability to provide our services.

      While our patent applications, copyrights, trademarks and other intellectual property rights are important, we believe that our technical expertise and ability to introduce new products in a timely manner will also be important factors in maintaining our competitive position.

United States and Foreign Government Regulation

      The Internet, and in particular, the regulation of commercial enterprises on the Internet, has become a focus of policymakers and the federal and state governments in recent years. In particular, discussions and proposed regulation regarding the Internet have focused on the protection of consumer privacy. For example, an area of the Internet privacy that has come under scrutiny is the collection of personally identifiable information, which is information that can be traced back to the computer user, such as names and social security numbers.

      Legislation has been introduced in the House of Representatives that would direct the Federal Trade Commission to regulate against the use of spyware to collect personally identifiable information without specific consent. The term spyware does not have an exact definition, but the term is often used to describe software that is installed on a consumer’s computer without the consumer’s informed consent. Such software will then collect and disseminate personally identifiable information without the consumer’s knowledge or consent. While this legislation was still being considered by the Subcommittee on Commerce, Trade and Consumer Protection as of August 2003, it is possible that other related legislation may be passed in the meantime, either at the federal or state level. In addition, legislation or regulation preventing the display of contextual ads, which generally include ads that are displayed while a consumer is viewing the website of other businesses, or imposing requirements applicable to the online distribution of software is being considered at the state level. In particular, the state legislature of Utah has enacted legislation, which became effective on May 3, 2004, that makes the delivery of contextual ads illegal in certain situations and imposes substantial new requirements for online distribution of software. Similar legislation is currently pending in California and New York.

      None of our services currently require or provide for the installation of software on a consumer’s computer, however, it is possible that these regulations or any future legislation intended to regulate commercial tracking of consumers usage on the Internet could bring some or all of our services within a regulatory framework. This could prevent us from operating our business in its current fashion, and could require us to change our business practices, or even some of our services.

      Additionally, in the European Union, there is a range of legislation addressing, or affecting, Internet-related businesses. In particular, the 1995 European Union Directive on Data Protection applies to the processing of personal data, defined to include collection, storage, consultation and disclosure of information about identified or identifiable individuals. Because our service does not generally collect personal data as defined under the European Union Directives, and because we do not associate the information we do collect with identified or identifiable individuals, we believe that the data we collect and provide to our customers does not constitute personal data regulated by this Directive. We also believe that in the instances where we collect personal data, we do so in compliance with the European Union Directives.

      Other states or foreign countries may attempt to regulate our transmissions or levy sales or other taxes relating to our activities. The laws governing the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet and e-commerce activities. In addition, the growth and development of the market for Internet commerce may prompt requests for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet. Our business and financial results could be materially harmed by the adoption or modification of laws or regulations relating to the Internet.

Employees

      On March 31, 2004, we had 114 employees and two independent contractors, including 58  in sales and marketing, 42 in technology development and operations and 16 in general administration. We have never had a work stoppage. None of our employees are represented under collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

      We currently lease approximately 61,000 square feet of office space located at 10182 Telesis Court, 6th Floor, San Diego, California under a lease that expires in January 2007, of which we currently occupy approximately 34,000 square feet. The rent for this facility is approximately $1,230,000 per year. We sublease the unused space to RF Magic, Inc. and Avexus, Inc. under two separate subleases, both of which expire in January 2007.

      We also lease approximately 1,000 square feet of office space in the Netherlands, under a lease that expires in June 2006. The rent for this facility is approximately $80,000 per year. We believe that our facilities are adequate for our current operations.

Legal Proceedings

      From time to time, we are subject to various legal proceedings in the ordinary course of our business. We investigate these claims as they arise. We are not currently subject to any legal proceedings that we believe would have a material impact on our business. However, the outcome of any such proceedings cannot be known with certainty.

MANAGEMENT

Directors and Executive Officers

      The following table sets forth certain information about our directors and executive officers as of May 15, 2004:

Name	Age	Position

Jeffrey W. Lunsford	38	President, Chief Executive Officer and Chairman
Thomas D. Willardson	53	Chief Financial Officer
Rand Schulman	52	Chief Marketing Officer
Christopher Reid	45	Senior Vice President, Sales
Jim Van Baalen	41	Chief Technical Officer
Daniel Guilloux	56	General Manager, European Operations
Michael S. Christian	43	General Counsel and Secretary
Blaise P. Barrelet	41	Director
Charles J. Fitzgerald, Jr.(1)(2)	37	Director
James R. Glynn(1)(3)	57	Director
Kurt R. Jaggers(1)(2)	45	Director
William Larson(3)	48	Director
James S. Mahan III(2)(3)	52	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating/corporate governance committee.

      Jeffrey W. Lunsford has served as our president, chief executive officer and chairman since April 2003 and served as our acting chief financial officer from April 2003 to April 2004. From September 2002 to January 2003, he was the chief executive officer at TogetherSoft Corp., a software tools company that was acquired by Borland Software Corporation. From March 1996 to August 2002, Mr. Lunsford was a senior vice president of corporate development at S1 Corporation, a data processing and software company specializing in Internet branch and call center banking applications. Prior to S1 Corporation, Mr. Lunsford was the co-founder and president of Brintech, Inc., a technology consulting firm specializing in the financial services industry. From 1988 to 1994, Mr. Lunsford served as an officer in the United States Navy. Mr. Lunsford graduated summa cum laude from the Georgia Institute of Technology with a B.S. degree in information and computer sciences.

      Thomas D. Willardson has served as our chief financial officer since April 2004. From July 2003 to March 2004, he was the chief financial officer at Archimedes Technology Group, a nuclear waste remediation technology company. From March 2002 to June 2003, Mr. Willardson was a financial consultant for various businesses. From July 1998 to March 2002, he served as the senior vice president of finance at Leap Wireless International, Inc., a telecommunications company. Prior to that, Mr. Willardson was employed with the Bechtel group of companies for 13 years, acting in a number of finance related roles both in project finance and private equity investing. Mr. Willardson received his B.S. degree in finance from Brigham Young University and an M.B.A. from the University of Southern California.

      Rand Schulman has served as our chief marketing officer since June 2003. From September 2001 to May 2003, he was the senior director of strategy and products for NetIQ Corporation, a provider of systems and security management solutions. From October 2000 to January 2001, Mr. Schulman was the executive vice president at Vizacom Inc., a software publishing company, and from 1997 to September 2000, he was the founder, chief executive officer and president for Keylime Software, Inc., a web analytics application service provider. Mr. Schulman holds a B.A. degree in English and journalism from the University of the Pacific.

      Christopher Reid has served as our senior vice president, sales since February 2003. From June 2001 to January 2003, he was the regional vice president, sales at Torchquest, Inc., an information technology analytics solutions provider, and from April 1993 to May 2001, as a regional vice president of sales at MERANT plc, an e-business software company, which was acquired by Serena Software, Inc. Mr. Reid holds a B.S. degree in management from Oregon State University.

      Jim Van Baalen has served as our chief technical officer since December 1999 and has been an employee since 1998. From 1995 to 1998, he was the director of network engineering with ATMnet, an Internet service provider that was acquired by Verio, Inc. Mr. Van Baalen holds a B.A. degree in music performance and an M.S. degree in applied mathematics from the University of Wyoming.

      Daniel Guilloux has served as our general manager, European operations since April 2000. From 1992 to March 2000, he was director of European operations for Network Computing Devices, Inc., a provider of client desktop management solutions. Mr. Guilloux holds a physics degree from Orsay University in Paris.

      Michael S. Christian has served as our general counsel since July 2003 and as our secretary since October 2003, as well as from 1998 to 1999, and has been an employee since February 1998. From April 2000 to July 2003, he served as a senior vice president of our company, advising on business development, business strategy and corporate communications matters, and from June 1999 to March 2000, he served as a member of our board of directors. From 1995 to 1998, Mr. Christian was an attorney at Baker & McKenzie, a law firm, and from 1989 to 1994, he served as international counsel to Banque Worms, a French commercial bank. Mr. Christian holds a B.A. degree in literature from the University of California at San Diego and a J.D. from Harvard Law School.

      Blaise P. Barrelet is our founder and has served as a member of our board of directors since 1996. Mr. Barrelet has been the chief executive officer of HobbyStage, Inc., a technology company, since January 2001. He served as our chief Internet architect from February 2000 until December 2002, when he ceased to be one of our employees, and from 1996 to December 1999, he served as our president and chief executive officer and oversaw all of our technology development. In 1994, he co-founded Reword Corporation, an Internet software localization company. From 1991 to 1993, he served as manager of the software division at Tekelec Group, France, a telecommunications equipment company.

      Charles J. Fitzgerald, Jr. has served as a member of our board of directors since May 2002. Mr. Fitzgerald has been a principal at Summit Partners, a private equity and venture capital firm, since May 2001. From 1998 to May 2001, Mr. Fitzgerald was the chief executive officer of North Systems, Inc., a software vendor. In addition, Mr. Fitzgerald serves as a member of the board of directors for GoldenGate Software, Inc., an infrastructure software development company, Meridian Project Systems, Inc., a provider of integrated project management software and business solutions, M-Audio, Inc., a developer and supplier of digital audio solutions, and GCA Holdings, Inc., a provider of cash access and customer relationship technologies for the gaming industry. Mr. Fitzgerald holds a B.S. degree in computer science from the Georgia Institute of Technology and an M.B.A. from Harvard Business School.

      James R. Glynn has served as a member of our board of directors since March 2004. Mr. Glynn served as the president and interim chief executive officer of Invitrogen Corporation, a publicly-held biotechnology company, from January 2003 to May 2003, at which time he retired. From July 2002 to December 2002, Mr. Glynn was an executive vice president at Invitrogen, and from June 1998 to June 2002, he served as Invitrogen’s executive vice president and chief financial officer. From July 1995 to May 1997, he served as senior vice president and chief financial officer and from May 1997 to July 1998, as chief operating officer, chief financial officer and director of Matrix Pharmaceutical, Inc., a company focusing on the treatment of cancer. Mr. Glynn is also currently a director of the board of directors for Invitrogen. Mr. Glynn holds a B.B.A. degree in accounting from Cleveland State University.

      Kurt R. Jaggers has served as a member of our board of directors since December 1999. Mr. Jaggers has served as a managing director of TA Associates, Inc., a private equity firm, since January 1997. From January 1993 to December 1996, Mr. Jaggers was a principal at TA Associates and from 1990 to 1992 he was a vice president of TA Associates. He is currently a director of PROS Revenue Management, a privately held software company. Mr. Jaggers received a B.S. degree and an M.S. degree in electrical engineering and an M.B.A. from Stanford University.

      William Larson has served as a member of our board of directors since April 2001. From 1987 until his retirement in January 2001, Mr. Larson was the chairman and chief executive officer of Network Associates, a security software company. Mr. Larson also serves as a member of the board of directors and a member of the compensation committee of BSQUARE Corporation, a provider of software, engineering services and consulting for the smart device market, as well as a member of the board of directors of ProofPoint, Inc., a messaging infrastructure company, and Tarari, Inc., a content processing and acceleration technology company. Mr. Larson holds a B.S. degree in economics from the Wharton School of the University of Pennsylvania and a J.D. from Stanford Law School.

      James S. Mahan III has served as a member of our board of directors since March 2004. Mr. Mahan is the founder of S1 Corporation and, since his retirement in November 2000, has been the chairman of the board of directors for S1 Corporation. From 1995 to November 2000, Mr. Mahan was the chief executive officer of S1 Corporation. Mr. Mahan is a director of Yodlee, Inc., a provider of interactive financial solutions, Midtown Bank & Trust Company, a community bank based in Atlanta, Georgia, Lydian Trust Company, a bank based in Palm Beach Gardens, Florida, American Consulting Engineers PLC, a civil engineering company, and Magnolia Credit Corporation, a bank based in Charleston, South Carolina. He holds a B.S. degree in finance from Washington & Lee University.

      Each of our officers holds office until his or her successor has been appointed or until his or her earlier death, resignation, disqualification or removal. Each of our officers serves at the discretion of our board of directors.

Board Composition

      Our board of directors currently consists of seven members. All directors hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal. Effective upon the completion of this offering, we will divide the terms of office of the directors into three classes:

•	Class I, whose term will expire at the annual meeting of stockholders to be held in 2005;

•	Class II, whose term will expire at the annual meeting of stockholders to be held in 2006; and

•	Class III, whose term will expire at the annual meeting of stockholders to be held in 2007.

      Upon the completion of this offering, Class I shall consist of                , Class II shall consist of                and Class III shall consist of                . Directors elected following this offering will serve from the time of their election and qualification until the third annual meeting following election and until their successors are duly elected and qualified. The authorized number of directors may be changed by a resolution of the board of directors or the affirmative vote of at least 66 2/3% of our outstanding voting stock. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of the company.

Board Committees

      Our board of directors has an audit committee, a compensation committee and a nominating/ corporate governance committee.

      Audit Committee. Our audit committee consists of Messrs. Glynn, Jaggers and Fitzgerald. All members of the audit committee are independent directors, as defined in the Nasdaq Stock Market qualification standards. Mr. Glynn qualifies as an “audit committee financial expert” as that term is defined in the rules and regulations established by the SEC. The functions of this committee include:

•	meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•	meeting with our independent auditors and with internal financial personnel regarding these matters;

•	pre-approving audit and non-audit services to be rendered by our independent auditors;

•	recommending to our board of directors the engagement of our independent auditors and oversight of the work of our independent auditors;

•	reviewing our financial statements and periodic reports and discussing the statements and reports with our management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls and auditing matters; and

•	reviewing our financing plans and reporting recommendations to our full board of directors for approval and to authorize action.

      Both our independent auditors and internal financial personnel regularly meet privately with the audit committee and have unrestricted access to this committee.

      Compensation Committee. Our compensation committee currently consists of Messrs. Jaggers, Fitzgerald and Mahan. All members of the compensation committee are independent directors, as defined in the Nasdaq Stock Market qualification standards. The functions of this committee include:

•	reviewing and, as it deems appropriate, recommending to our board of directors, policies, practices and procedures relating to the compensation of our directors, officers and other managerial employees and the establishment and administration of our employee benefit plans;

•	exercising authority under our employee benefit plans;

•	reviewing and approving executive officer and director indemnification and insurance matters; and

•	advising and consulting with our officers regarding managerial personnel and development.

      Nominating/ Corporate Governance Committee. Our nominating/corporate governance committee is comprised of Messrs. Glynn, Mahan and Larson. All members of the nominating/corporate governance committee are independent directors, as defined in the Nasdaq Stock Market qualification standards. The functions of this committee include:

•	identifying qualified candidates to become members of our board of directors;

•	selecting nominees for election of directors at the next annual meeting of stockholders (or special meeting of stockholders at which directors are to be elected);

•	selecting candidates to fill vacancies of our board of directors;

•	developing and recommending to our board of directors our corporate governance guidelines; and

•	overseeing the evaluation of our board of directors.

Compensation Committee Interlocks and Insider Participation

      None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers on our board of directors or compensation committee.

Director Compensation

      We currently do not pay cash compensation to non-employee directors for their service as directors. We do reimburse our directors for reasonable out-of-pocket expenses in connection with attending meetings of our board of directors and committees of the board of directors.

      Our directors may participate in our stock option plans. In 2003, we did not grant any options to our non-employee directors. Following this offering, our non-employee directors will be eligible to receive option grants automatically pursuant to a non-employee director compensation policy to be adopted by our board of directors and other compensation as may be determined by our board of directors. Pursuant to this policy, any non-employee director who is first elected to the board of directors following this offering will automatically be granted an option to purchase                shares of our common stock on the date of his or her initial election to the board of directors. Non-employee directors who own, or are affiliated with stockholders owning, 5% or more of our outstanding capital stock will not be eligible for option grants under the non-employee director compensation policy.

      In addition, once any non-employee director is fully vested in his or her outstanding option grants (including non-employee directors serving on our board of directors at the time of this offering), he or she will be automatically granted a new option to purchase                      shares of our common stock on the first day after his or her existing options become fully vested (unless the vesting of such options is accelerated in connection with a change of control or another non-recurring transaction, in which case no additional options will be granted to such non-employee director pursuant to the non-employee director compensation policy). All options granted to our non-employee directors will have an exercise price per share equal to the fair market value of our common stock on the date of grant. Each option granted to a non-employee director as described above will vest over four years, with 25% of the shares subject to the option vesting on the one year anniversary of the date of grant and the remaining shares subject to the option vesting in equal monthly installments over the three years thereafter, subject to the director’s continuing service on our board of directors on such dates. The term of each option granted to a non-employee director shall be ten years. These options will be granted under our 2004 Equity Incentive Award Plan and the terms of options granted under such plan are described in more detail under “— Employee Benefit Plans.”

Executive Compensation

      The following table shows information regarding the compensation earned by our chief executive officer (and our former chief executive officer) and our other four most highly compensated executive officers, collectively referred to as the “named executive officers” in this prospectus, during the year ended December 31, 2003. In accordance with the rules of the SEC, this table does not include various perquisites and other personal benefits received by the named executive officers that do not exceed the lesser of $50,000 or 10% of any such officer’s salary and bonus disclosed in this table.

Summary Compensation Table

			Long-Term Compensation

	Annual Compensation		Awards

			Restricted	Securities
			Stock	Underlying	All Other
Name and Principal Position(1)	Salary($)	Bonus($)	Awards(#)	Options(#)	Compensation($)

Jeffrey W. Lunsford, President, Chief Executive Officer and Chairman(2)	$233,846	$100,000	2,000,000	1,062,381	—
John J. Hentrich, former President, Chief Executive Officer and Chairman(3)	220,641	125,000	—	—	326,387
Jim Van Baalen, Chief Technical Officer	182,500	—	—	29,000	—
Christopher Reid, Senior Vice President, Sales(4)	127,450	47,500	—	200,000	—
Rand Schulman, Chief Marketing Officer(5)	111,538	12,500	—	200,000	—
Daniel Guilloux, General Manager, European Operations(6)	169,812	55,189	—	10,000	56,893

(1)	Thomas D. Willardson, our chief financial officer, began his employment in April 2004. His employment agreement is described below under “— Employment Arrangements and Change of Control Arrangements.”

(2)	Jeffrey W. Lunsford, our president, chief executive officer and chairman, began his employment with us in April 2003. Pursuant to the terms of Mr. Lunsford’s employment agreement, his 2003 salary was $300,000 and he received a signing bonus of $100,000. In April 2003, Mr. Lunsford acquired 2,000,000 shares of our common stock, of which 1,166,667 shares are subject to our right of repurchase as of December 31, 2003. In April 2003, Mr. Lunsford was also granted a warrant to purchase an aggregate of 48 shares of our Series D convertible redeemable preferred stock at an exercise price of $0.001 per share. Upon completion of this offering, this warrant will be exercisable for 1,062,381 shares of common stock. As of December 31, 2003, all of the shares subject to the warrant are subject to our right of repurchase. His employment agreement is described below under “— Employment Arrangements and Change of Control Arrangements.”

(3)	John J. Hentrich resigned in March 2003 as our president, chief executive officer and chairman; however, until July 2003, he continued his employment with us as a senior vice president and continued to serve as our secretary. Salary includes (a) $31,250 paid for transitional services that Mr. Hentrich provided during April 2003 pursuant to a transition agreement between us and Mr. Hentrich and (b) $67,308 paid for Mr. Hentrich’s services as a senior vice president and secretary from April 2003 to July 2003. Bonus consists of the $125,000 paid pursuant to the transition agreement. Other compensation consists of the following amounts paid pursuant to the transition agreement: (x) $321,474 paid during 2003 as severance; and (y) $4,913 paid for Mr. Hentrich’s continued health benefits during 2003. In addition, under the terms of such transition agreement, we agreed to reimburse Mr. Hentrich up to $7,500 for outplacement services and confirmed the acceleration of the vesting with respect to certain securities held by Mr. Hentrich. His transition agreement is described below under “— Employment Arrangements and Change of Control Arrangements.”

(4)	Christopher Reid, our senior vice president, sales, began his employment with us in February 2003. His employment agreement is described below under “— Employment Arrangements and Change of Control Arrangements.”

(5)	Rand Schulman, our chief marketing officer, began his employment with us in June 2003.

(6)	Mr. Guilloux is paid in Euros; the U.S. Dollar amounts set forth in the table above have been calculated using the average of the daily exchange ratio of the Euro to the U.S. Dollar during 2003. Other compensation includes a car allowance, plus reimbursement of fuel and maintenance costs for the car, and housing and other living allowances.

Option and Warrant Grants in Last Fiscal Year

      The following table sets forth information regarding grants of stock options to each of the named executive officers during 2003. During the year ended December 31, 2003, we granted options to purchase an aggregate of 920,400 shares of our common stock, all of which were granted to our employees (including the named executive officers). All options were granted at the fair market value of our common stock, as determined by our board of directors, on the date of grant. In addition, during the year ended December 31, 2003, we granted a warrant to purchase 48 shares of Series D convertible redeemable preferred stock, which will be exercisable for 1,062,381 shares of common stock, upon completion of this offering.

	Individual Grants
					Potential Realizable
		Percentage of			Value at Assumed
	Number of	Total			Annual Rates of Stock
	Securities	Options/Warrants	Exercise		Price Appreciation for
	Underlying	Granted to	Price Per		Option Term(3)
	Options/Warrants	Employees in	Share	Expiration
Name(1)(2)	Granted (#)	Fiscal Year(%)	($)	Date	0%	5%	10%

Jeffrey W. Lunsford(4)	1,062,381	53.6%	$0.001	3/31/13
John J. Hentrich	—	—	—	—
Jim Van Baalen	29,000	1.5	0.24	6/15/13
Christopher Reid	200,000	10.1	0.24	2/20/13
Rand Schulman	200,000	10.1	0.24	6/15/13
Daniel Guilloux	10,000	0.5	0.24	6/15/13

(1)	In April 2004, we granted Thomas D. Willardson, our chief financial officer, an option to purchase 350,000 shares of our common stock with an exercise price of $1.50 per share in connection with his commencement of employment.

(2)	Each option was granted under our 2000 plan and vests over a four-year period as follows: 25% will vest on the first anniversary of the date of the option grant and the remainder will vest in equal monthly installments over the remaining 36 months. For a description of certain accelerated vesting provisions applicable to such options, see “— Employment Arrangements and Change of Control Arrangements.”

(3)	Potential realizable value is based upon the assumed initial public offering price of our common stock of $ . Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts representing hypothetical gains are those that could be achieved if options are exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of the future stock price. Actual gains, if any, will be dependent upon numerous factors, including our future performance, overall business and market conditions and the optionee’s continued employment by us throughout the vesting period.

(4)	Includes Mr. Lunsford’s warrant to purchase an aggregate of 48 shares of Series D convertible redeemable preferred stock for $0.001 per share, which will be exercisable for 1,062,381 shares of common stock upon completion of this offering.

Option Exercises in 2003 and Option Values at December 31, 2003

      The following table sets forth certain information concerning stock options held as of December 31, 2003 by each of the named executive officers. The value realized and the value of unexercised in-the-money options at December 31, 2003 is calculated based on the assumed initial public offering price of $                per share of our common stock less the per share exercise price multiplied by the number of shares issuable upon exercise of the options.

			Number of Securities
			Underlying Unexercised		Value of Unexercised
			Options at Fiscal		In-the-Money Options at
	Shares		Year-End(#)		Fiscal Year-End($)
	Acquired on	Value
Name	Exercise(#)	Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Jeffrey W. Lunsford	—	—	—	—	$	$
John J. Hentrich	—	—	1,000,000	—
Jim Van Baalen	—	—	177,198	113,052
Christopher Reid	—	—	—	200,000
Rand Schulman	—	—	—	200,000
Daniel Guilloux	—	—	76,822	23,803

Employee Benefit Plans

2004 Equity Incentive Award Plan

      In                2004, we adopted our 2004 Equity Incentive Award Plan, which was approved by our stockholders in                2004. The 2004 plan will become effective concurrently with the initial trading of our common stock in connection with this offering.

      We have reserved a total of                shares of our common stock (or the equivalent in other equity securities) for issuance under the 2004 plan. In addition, the 2004 plan contains an “evergreen provision” that allows for an annual increase in the number of shares available for issuance under the 2004 plan on January 1 of each year during the ten-year term of the 2004 plan, beginning on January 1, 2005. The annual increase in the number of shares shall be equal to the least of:

•	4% of our outstanding capital stock on the first day of the applicable fiscal year;

•	shares; and

•	an amount determined by our board of directors.

      The material terms of the 2004 plan are summarized below. The 2004 plan is filed as an exhibit to the registration statement of which this prospectus is a part.

      Administration. The compensation committee of our board of directors will administer the 2004 plan. To administer the 2004 plan, our compensation committee must consist of at least two members of our board of directors, each of whom is a “non-employee director” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and, with respect to awards that are intended to constitute performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, an “outside director” for purposes of Section 162(m). Subject to the terms and conditions of the 2004 plan, our compensation committee has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2004 plan. Our compensation committee is also authorized to adopt, amend or rescind rules relating to administration of the 2004 plan. Our board of directors may at any time abolish the compensation committee and revest in itself the authority to administer the 2004 plan.

      Eligibility. Options, stock appreciation rights, or SARs, restricted stock and other awards under the 2004 plan may be granted to individuals who are then our officers or employees or are the officers or employees of any of our subsidiaries. Such awards may also be granted to our non-employee directors and consultants but only employees may be granted incentive stock options, or ISOs. The maximum number of shares that may be subject to awards granted under the 2004 plan to any individual in any calendar year cannot exceed                .

      Awards. The 2004 plan provides that our compensation committee may grant or issue stock options, SARs, restricted stock, restricted stock units, dividend equivalents, performance awards, stock payments and other stock related benefits, or any combination thereof. The compensation committee will consider each award grant subjectively, considering factors such as the individual performance of the recipient and the anticipated contribution of the recipient to the attainment of the company’s long-term goals. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•	Nonqualified Stock Options, or NQSOs, will provide for the right to purchase shares of our common stock at a specified price which, except with respect to NQSOs intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code, may be less than fair market value on the date of grant (but not less than par value), and usually will become exercisable (at the discretion of our compensation committee) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of performance targets established by our compensation committee. NQSOs may be granted for any term specified by our compensation committee.

•	Incentive Stock Options will be designed to comply with the provisions of the Internal Revenue Code and will be subject to specified restrictions contained in the Internal Revenue Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee’s termination of employment, and must be exercised within the ten years after the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2004 plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must expire upon the fifth anniversary of the date of its grant.

•	Restricted Stock may be granted to participants and made subject to such restrictions as may be determined by our compensation committee. Typically, restricted stock may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions are not met, and they may not be sold or otherwise transferred to third parties until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will receive dividends, if any, prior to the time when the restrictions lapse.

•	Restricted Stock Units may be awarded to participants, typically without payment of consideration, but subject to vesting conditions based on continued employment or on performance criteria established by our compensation committee. Like restricted stock, restricted stock units may not be sold or otherwise transferred or hypothecated until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•	Stock Appreciation Rights may be granted in connection with stock options or other awards, or separately. SARs granted by our compensation committee in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over the exercise price of the related option or other awards, but alternatively may be based upon criteria such as book value. Except as required by Section 162(m) of the Internal Revenue Code with respect to an SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Internal Revenue Code, there are no restrictions specified in the 2004 plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by our compensation committee in the SAR agreements. Our compensation committee may elect to pay SARs in cash or in common stock or in a combination of both.

•	Dividend Equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the stock options, SARs or other awards held by the participant.

•	Performance Awards may be granted by our compensation committee on an individual or group basis. Generally, these awards will be based upon specific performance targets and may be paid in cash or in common stock or in a combination of both. Performance awards may include “phantom” stock awards that provide for payments based upon increases in the price of our common stock over a predetermined period. Performance awards may also include bonuses that may be granted by our compensation committee on an individual or group basis, may be paid on a current or deferred basis and may be payable in cash or in common stock or in a combination of both.

•	Stock Payments may be authorized by our compensation committee in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the key employee or consultant.

      Corporate Transactions. In the event of a change of control where the acquiror does not assume or replace awards granted under the 2004 plan, awards issued under the 2004 plan will be subject to accelerated vesting such that 100% of such award will become vested and exercisable or payable, as applicable. Under the 2004 plan, a change of control is generally defined as:

•	the direct or indirect sale or exchange in a single or series of related transactions (other than an offering of our stock to the general public through a registration statement filed with the SEC) whereby any person or entity or related group of persons or entities (other than us, our subsidiaries, an employee benefit plan maintained by us or any of our subsidiaries or a person or entity that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, us) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of more than 50% of the total combined voting power of our securities outstanding immediately after such acquisition;

•	during any two-year period, individuals who, at the beginning of such period, constitute our board of directors together with any new director(s) whose election by our board of directors or nomination for election by our stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of our board of directors;

•	a merger or consolidation in which the company is a party, other than a merger or consolidation that results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities or a merger or consolidation after which no person or entity owns 50% of the successor company’s voting power;

•	the sale, exchange or transfer of all or substantially all of our assets; or

•	the liquidation or dissolution of the company.

      The issuance of preferred stock by us in the future will not constitute a change of control under the 2004 plan unless such preferred stock is issued to a person or group of persons and as a result of such issuance such persons acquire beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of more than 50% of the total combined voting power of our securities outstanding after such acquisition.

      Amendment and Termination of the 2004 Plan. Our compensation committee, with the approval of our board of directors, may terminate, amend or modify the 2004 plan. However, stockholder approval of any amendment to the 2004 plan will be obtained to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule, or for any amendment to the 2004 plan that (1) increases the number of shares available under the 2004 plan or (2) permits the extension of the exercise period for a stock option beyond ten years from the date of grant. If not terminated earlier by the compensation committee or the board of directors, the 2004 plan will terminate on the tenth anniversary of the date of its initial adoption by our board of directors.

      Securities Laws and Federal Income Taxes. The 2004 plan is designed to comply with various securities and federal tax laws as follows:

•	Securities Laws. The 2004 plan is intended to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including without limitation, Rule 16b-3. The 2004 plan will be administered, and awards will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

•	General Federal Tax Consequences. Under current federal laws, in general, recipients of awards and grants of NQSOs, SARs, restricted stock, restricted stock units, dividend equivalents, performance awards, and stock payments under the plan are taxable under Section 83 of the Internal Revenue Code upon their receipt of common stock or cash with respect to such awards or grants and, subject to Section 162(m) of the Internal Revenue Code, we will be entitled to an income tax deduction with respect to the amounts taxable to such recipients. Under Sections 421 and 422 of the Internal Revenue Code, recipients of ISOs are generally not taxed on their receipt of common stock upon their exercises of ISOs if the ISOs and option stock are held for specified minimum holding periods and, in such event, we are not entitled to income tax deductions with respect to such exercises. Participants in the 2004 plan will be provided with detailed information regarding the tax consequences relating to the various types of awards and grants under the 2004 plan.

•	Section 162(m) Limitation. In general, under Section 162(m) of the Internal Revenue Code, income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for certain executive officers exceeds $1 million (less the amount of any “excess parachute payments” as defined in Section 280G of the Internal Revenue Code) in any one year. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” established by an independent compensation committee that is adequately disclosed to, and approved by, stockholders. In particular, stock options and SARs will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the 2004 plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations which are privately held and which become publicly held in an initial public offering, the 2004 plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of (1) the material modification of the 2004 plan, (2) the issuance of all employer stock and other compensation that has been allocated under the 2004 plan or (3) the first annual meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering occurs. After the transition date, rights or awards granted under the 2004 plan, other than options and SARs, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders.

Thus, we expect that such other rights or awards under the plan will not constitute “performance-based compensation” for purposes of Section 162(m).

      We have attempted to structure the 2004 plan in such a manner that, after the transition date, the compensation attributable to stock options and SARs which meet the other requirements of Section 162(m) will not be subject to the $1 million limitation. We have not, however, requested a ruling from the Internal Revenue Service, or IRS, or an opinion of counsel regarding this issue.

Amended and Restated 2000 Equity Incentive Plan

      Our 2000 Equity Incentive Plan was initially adopted by our board of directors in November 1999. The 2000 plan amended and restated and superseded our 1998 Stock Option Plan and our 1999 Stock Option Plan. All options outstanding under the 1998 plan and the 1999 plan at the time our 2000 plan was adopted became subject to the terms and provisions of the 2000 plan. The amended and restated 2000 plan was adopted by our board of directors and was approved by our stockholders in May 2004. We have reserved a total of 7,733,153 of common stock for issuance under the amended and restated 2000 plan. As of March 31, 2004, options to purchase 3,208,874 shares of common stock had been exercised, options to purchase 3,504,710 shares of common stock were outstanding and 1,019,569 shares of common stock remained available for grant. As of March 31, 2004, the outstanding options were exercisable at a weighted average exercise price of approximately $0.92 per share. The material terms of the 2000 plan are summarized below.The 2000 plan is filed as an exhibit to the registration statement of which this prospectus is a part.

      No Further Grants. After the effective date of the 2004 plan, no additional awards will be granted under the 2000 plan.

      Administration. The compensation committee of our board of directors administers the 2000 plan. To administer the 2000 plan, our compensation committee must be constituted as described above in our description of the 2004 plan. Subject to the terms and conditions of the 2000 plan, our compensation committee has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2000 plan. Our compensation committee is also authorized to adopt, amend or rescind rules relating to administration of the 2000 plan. Our board of directors may at any time abolish the compensation committee and revest in itself the authority to administer the 2000 plan.

      Eligibility. Options, restricted stock and stock bonuses under the 2000 plan may be granted to individuals who are then our officers or employees or are the officers or employees of any of our subsidiaries. Such awards may also be granted to our non-employee directors or consultants, but only employees may be granted ISOs. The maximum number of shares that may be subject to awards granted under the 2000 plan to any individual in any calendar year cannot exceed 941,176.

      Awards. The 2000 plan provides that our compensation committee may grant or issue stock options, restricted stock or stock bonuses or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•	Nonqualified Stock Options provide for the right to purchase shares of our common stock at a specified price, which for purposes of the 2000 plan may be no less than 85% of the fair market value on the date of grant, and usually will become exercisable (at the discretion of our compensation committee) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of performance targets established by our compensation committee. Under the 2000 plan, in the case of an NQSO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2000 plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the NQSO must expire upon the fifth anniversary of the date of its grant. NQSOs may be granted for a maximum 10 year term.

•	Incentive Stock Options are designed to comply with the provisions of the Internal Revenue Code and will be subject to specified restrictions contained in the Internal Revenue Code and as further described above in connection with the 2004 Equity Incentive Award Plan.

•	Restricted Stock and Stock Bonuses may be granted to participants and made subject to such restrictions as may be determined by our compensation committee. Typically, restricted stock and stock bonus awards may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions are not met and they may not be sold, or otherwise transferred to third parties until restrictions are removed or expire. Purchasers of restricted stock or recipients of stock bonus awards, unlike recipients of options, will have voting rights and will receive dividends, if any, prior to the time when the restrictions lapse. Stock bonus awards may be awarded in consideration for past services rendered to us or our affiliates.

      Corporate Transactions. In the event of a change of control where the acquiror does not assume or replace awards granted under the 2000 plan, awards issued under the 2000 plan that are held by participants whose employment or service with the company has not terminated will be subject to accelerated vesting such that 100% of such award will become vested and exercisable or payable, as applicable. All awards that are not exercised prior to the change of control will terminate. Under the 2000 plan, a change of control is generally defined as:

•	the sale, lease or other disposition of all or substantially all of the assets of the company; or

•	a merger or consolidation in which we are not the surviving corporation; or

•	a reverse merger in which the company is the surviving corporation but the shares of common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise.

      We will provide at least 15 days’ notice to holders of awards under the 2000 plan of any such pending change of control.

      In the event of a dissolution or liquidation of the company, then all outstanding awards under the 2000 plan will terminate immediately prior to such event to the extent not exercised. The company will provide at least 15 days’ notice to holders of awards under the 2000 plan of any such pending dissolution or liquidation.

      Amendment and Termination of the 2000 Plan. Our board of directors, may terminate, amend or modify the 2000 plan. However, stockholder approval of any amendment to the 2000 plan will be obtained to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, or for any amendment to the 2000 plan that is necessary to satisfy the requirements of Section 422 of the Internal Revenue Code with respect to ISOs. If not terminated earlier by the board of directors, the 2000 plan will terminate on the tenth anniversary of the date of its initial adoption by our board of directors.

      Securities Laws and Federal Income Taxes. The 2000 plan is also designed to comply with various securities and federal tax laws as described above in connection with the 2004 plan.

401(k) Plan

      We provide a basic savings plan, or 401(k) plan, which is intended to qualify under Section 401(k) of the Internal Revenue Code so that contributions to our 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to employees until withdrawn from our 401(k) plan. If our 401(k) plan qualifies under Section 401(k) of the Internal Revenue Code, contributions by us, if any, will be deductible by us when made.

      All of our full-time employees in the United States are eligible to participate in our 401(k) plan. Pursuant to our 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit of $13,000 in 2004 and to have the amount of this reduction contributed to our 401(k) plan. Our 401(k) plan permits, but does not require, additional matching contributions to our 401(k) plan by us on behalf of all participants in our 401(k) plan. To date, we have not made any matching contributions to our 401(k) plan.

Employment Arrangements and Change of Control Arrangements

Employment Agreement with Jeffrey W. Lunsford

      In April 2003, we entered into an employment agreement with Jeffrey W. Lunsford, our president, chief executive officer and chairman of our board of directors. The employment agreement was subsequently amended by action of our board of directors in July 2004. The agreement is not for any specified period and is “at-will,” meaning that Mr. Lunsford’s relationship with us may be terminated at any time, with or without cause or advance notice, by either Mr. Lunsford or us.

      The employment agreement sets forth Mr. Lunsford’s base salary, in addition to a one-time signing bonus of $100,000. Mr. Lunsford’s base salary or any other compensation is subject to increase upon review annually by and at the sole discretion of our compensation committee. Mr. Lunsford’s 2004 base salary is $310,500. Pursuant to the employment agreement, Mr. Lunsford is entitled to a performance bonus that is determined by our compensation committee and is based upon Mr. Lunsford’s achievement of goals and objectives as determined by our compensation committee. Mr. Lunsford’s 2004 performance bonus is $175,000. Additionally, Mr. Lunsford has the right to participate in the benefit plans that we provide for all of our employees.

      In addition, in connection with Mr. Lunsford’s commencement of employment, we granted him a warrant to purchase 48 shares of our Series D convertible redeemable preferred stock at an exercise price of $0.001 per share. Upon completion of this offering, this warrant will be exercisable for 1,062,381 shares of common stock due to the conversion of all of our convertible redeemable preferred stock. The warrant becomes exercisable as to 25% of the shares subject to the warrant on the first anniversary of the date of commencement of Mr. Lunsford’s employment with us and the warrant will become exercisable as to the remaining shares subject to the warrant in equal monthly installments over the three years thereafter, subject to Mr. Lunsford’s continued employment on such dates. Also in connection with Mr. Lunsford’s commencement of employment, we granted him the right to purchase 2,000,000 shares of our common stock at a purchase price of $0.001 per share, which right was exercised in April 2003. Of the 2,000,000 shares purchased, as of April 1, 2003, 1,500,000 shares of restricted stock were subject to our right to repurchase such shares at the original purchase price in the event Mr. Lunsford’s employment with us terminates. Our repurchase right lapses as to these shares in equal monthly installments over the three years following April 2003.

      Effective as of the date on which our registration statement filed in connection with this offering is declared effective, we have agreed to grant to Mr. Lunsford a stock option to purchase 1,000,000 shares of our common stock at an exercise price per share equal to the initial price to the public of a share of our common stock. This option will vest in 48 equal monthly installments on the first day of each calendar month, commencing on April 1, 2006, subject to Mr. Lunsford’s continued employment by or service with us on each such date. This option will be an incentive stock option to the extent permissible under the Internal Revenue Code and will be granted pursuant to our 2004 plan. Mr. Lunsford’s receipt of this option will not be conditioned on the closing of this offering.

      Upon a change of control of the company, as defined below, Mr. Lunsford’s warrant will become fully exercisable and our repurchase right will lapse as to 75% of the remaining unvested shares of restricted stock. In addition, in the event of a change of control on or after April 1, 2006, the vesting of the option granted to Mr. Lunsford on the effective date of the registration statement filed in connection with this offering will accelerate with respect to 75% of the remaining unvested shares subject to the option.

      Also upon a change of control, or if Mr. Lunsford’s employment is terminated by us other than for cause or if he resigns for good reason within 135 days prior to the date we enter into an agreement for a change of control or within 12 months following a change of control, Mr. Lunsford will be entitled to a bonus of $500,000 (less the fair market value, at the time of the change of control, of the 2,000,000 shares of restricted stock and the shares issuable pursuant to his warrant described above).

      Mr. Lunsford’s employment agreement also provides him with certain severance benefits in the event his employment is terminated under certain circumstances. The employment agreement provides that, in the event Mr. Lunsford’s employment is terminated by us other than for cause or if he resigns for good reason, he will receive 12 months of salary continuation payments and we will continue to pay for his medical benefits for 12 months following such termination. In addition, in the event Mr. Lunsford’s employment is terminated by us other than for cause or if he resigns for good reason, the warrant will become immediately exercisable as to 50% of the shares remaining unvested on the date of termination and our repurchase right will lapse as to 50% of the shares of restricted stock remaining unvested on the date of termination. Mr. Lunsford’s right to exercise the warrant will continue for a period of 140 days following his termination by us for any reason.

      If any termination of Mr. Lunsford’s employment by us other than for cause or as a result of his resignation for good reason occurs within 135 days prior to the date we enter into an agreement for a change of control or within 12 months following a change of control, our repurchase right will lapse as to all of the shares of restricted stock remaining unvested on the date of termination and the warrant will become exercisable as to 100% of the shares remaining unvested on the date of termination. If such termination occurs prior to April 1, 2006, the vesting of the option granted to Mr. Lunsford on the effective date of the registration statement filed in connection with this offering will accelerate with respect to 50% of the shares subject to the option remaining unvested on the date of termination.

      If Mr. Lunsford dies or his employment is terminated as a result of his disability, the warrant will become immediately exercisable as to 25% of the shares remaining unvested on the date of death or termination and our repurchase right will lapse as to 25% of the shares of restricted stock remaining unvested on the date of death or termination. In addition, Mr. Lunsford’s (or his estate’s) right to exercise the warrant will continue for a period of 140 days following his death or disability.

      For purposes of Mr. Lunsford’s employment agreement, warrant and common stock purchase agreement and the option granted to Mr. Lunsford on the effective date of the registration statement filed in connection with this offering, the term “change of control” means:

•	a merger or consolidation of our company with or into another corporation or other entity following which less than a majority of the outstanding voting power of the surviving or consolidated corporation is held by persons who were shareholders of our company immediately prior to such event;

•	the sale or transfer of all or substantially all of our properties and assets;

•	any purchase by any party or group of affiliated parties of shares of our capital stock representing a majority of the voting power of the outstanding shares of our capital stock;

•	the redemption or repurchase of shares representing a majority of the voting power of the outstanding shares of our capital stock; or

•	any other change of control of 50% or more of the outstanding voting power of our company.

      This offering will not constitute a change of control for purposes of Mr. Lunsford’s employment agreement, warrant and common stock purchase agreement or the option granted to Mr. Lunsford on the effective date of the registration statement filed in connection with this offering.

      For purposes of Mr. Lunsford’s employment agreement, warrant and common stock purchase agreement and the option granted to Mr. Lunsford on the effective date of the registration statement filed in connection with this offering, the term “good reason” means a material reduction by us in his title or position or our assignment to him of operational authority or duties that are materially inconsistent with the usual and customary operational authority and duties of a person in his position in similarly-situated companies, a reduction in his base salary or performance bonus target (or our failure to pay him such compensation or benefits earned provided he gives us written notice of our failure to do so and also gives us a reasonable time frame to cure such error), or his relocation by us to a facility or location that is more than 50 miles from our current headquarters.

      For purposes of Mr. Lunsford’s employment agreement, warrant and common stock purchase agreement and the option granted to Mr. Lunsford on the effective date of the registration statement filed in connection with this offering, termination for “cause” generally means his termination by us as a result of his conviction of or plea of no contest to a felony, fraud, embezzlement or a crime of moral turpitude, his gross negligence, recklessness or willful misconduct with respect to his obligations or otherwise relating to our business, his material breach of his employment agreement or any other agreement with us, or his willful neglect of his duties. With respect to any of the reasons stated above, other than his conviction of a crime, Mr. Lunsford will have ten days to cure any such deficiency and the right to appear, during such ten day period, before our board of directors with an attorney to present evidence as he may deem appropriate. A majority of our board of directors will make a decision regarding the existence of “cause” only after Mr. Lunsford has received the notice described above and has had the right to appear before our board of directors. Mr. Lunsford’s vote as a member of our board of directors will not be counted in connection with any determination of cause under his employment agreement. In the event of a tie vote, there will be no determination of “cause.”

Transition Agreement with John J. Hentrich

      In March 2003, we entered into a transition agreement with John J. Hentrich, our former president, chief executive officer and chairman. Pursuant to the transition agreement, Mr. Hentrich agreed to provide transition services to us during April 2003 following his resignation as our president, chief executive officer and chairman. For these services, we paid Mr. Hentrich $31,250. In addition, the transition agreement provided Mr. Hentrich with a bonus payment of $125,000, severance benefits consisting of severance pay of $375,000, payments related to the costs of Mr. Hentrich’s continued medical benefits and reimbursement of up to $7,500 for outplacement services. The transition agreement also provided for the acceleration of the vesting of options to purchase 1,160,797 shares. Mr. Hentrich served as our senior vice president and secretary until July 2003 and we paid him an aggregate of $67,308 for these services.

Other Employment Agreements

      We have also entered into employment agreements with Thomas D. Willardson, Rand Schulman, Christopher Reid, Daniel Guilloux and Michael S. Christian.

      In March 2004, we entered into an employment offer letter with Thomas D. Willardson, our chief financial officer. Mr. Willardson’s employment is at-will and may be terminated at any time, with or without cause or advance notice, by either Mr. Willardson or us. Pursuant to his offer letter, Mr. Willardson’s 2004 base salary is $215,000 and he is entitled to receive an annual bonus of up to $35,000. We provide benefits to Mr. Willardson consistent with those provided to all of our employees.

      In May 2003, we entered into an employment offer letter with Rand Schulman, our chief marketing officer. Mr. Schulman’s employment is at-will and may be terminated at any time, with or without cause, or advance notice, by either Mr. Schulman or us. Pursuant to his offer letter, Mr. Schulman’s 2004 base salary is $200,000 and he is entitled to receive an annual bonus of up to $50,000 based upon the achievement of performance objectives to be mutually agreed upon by Mr. Schulman and our chief executive officer. We provide benefits to Mr. Schulman consistent with those provided to all of our employees.

      In February 2003, we entered into an employment offer letter with Christopher Reid, our senior vice president, sales. Mr. Reid’s employment is at-will and may be terminated at any time, with or without cause or advance notice, by either Mr. Willardson or us. Pursuant to his offer letter, Mr. Reid is eligible to participate in our sales executive bonus program and may earn up to $100,000 pursuant to such program based upon the attainment of certain performance objectives. We provide benefits to Mr. Reid consistent with those provided to all of our employees.

      In August 2000, we entered into an employment agreement with Daniel Guilloux, our General Manager, European Operations. Mr. Guilloux is employed by our Netherlands subsidiary, WebSideStory Holding B.V. i.o. Pursuant to the employment agreement, Mr. Guilloux’s employment may be terminated by us upon six months’ notice to Mr. Guilloux and by Mr. Guilloux upon three months’ notice to us. The employment agreement will automatically terminate on the last day of the calendar month in which Mr. Guilloux turns 65. Pursuant to the employment agreement, Mr. Guilloux receives a base salary of 150,000 Euros per year. Mr. Guilloux also receives a monthly car allowance, plus reimbursement for fuel and maintenance costs for his car. In the event of Mr. Guilloux’s illness, injury or other incapacity, we will continue to pay his base salary for a period of up to one year. The employment agreement also provides that in the event of a change of control, if Mr. Guilloux’s employment is involuntarily terminated within one year following the change of control for reasons other than failure to satisfy financial objectives established before the change of control by our chief executive officer or for a major company rule violation or an illegality, then 50% of Mr. Guilloux’s unvested stock options will immediately vest.

      In April 2000, we entered into an employment agreement with Michael S. Christian, our general counsel and secretary. Mr. Christian’s employment is at-will and may be terminated at any time, with or without cause, or advance notice, by either Mr. Christian or us.

      At the time of commencement of employment, our employees generally execute an agreement in which they agree that their employment will be at will and that they will comply with the policies outlined in the Employee Handbook. This agreement also includes a proprietary information and inventions assignment provision.

Restricted Stock Agreement with Michael S. Christian

      In July 2003, Michael S. Christian, our general counsel and secretary, purchased 553,635 shares of our common stock at a purchase price of $0.001 per share pursuant to a common stock purchase agreement with us. Of these shares, 370,000 were immediately vested. The remaining shares of restricted stock are subject to our right to repurchase at the original purchase price in the event Mr. Christian’s employment with us terminates. Our repurchase right lapses as to the remaining shares of restricted stock in 24 equal monthly installments and these shares will be fully vested on July 29, 2005. Upon a change of control, as defined in Mr. Christian’s common stock purchase agreement, or in the event Mr. Christian’s employment is terminated as a result of his death or disability, our repurchase right will lapse as to 100% of the remaining unvested shares of restricted stock. For purposes of Mr. Christian’s common stock purchase agreement, the term “change of control” has the same definition as described above in the description of Mr. Lunsford’s employment agreement. This offering will not constitute a change of control for purposes of Mr. Christian’s common stock purchase agreement.

Change of Control Agreements

      We have entered into change of control agreements with Thomas D. Willardson, Rand Schulman, Christopher Reid, Jim Van Baalen and Michael S. Christian. Pursuant to the change of control agreements, if an executive’s employment is terminated by us without cause or by the executive for good reason within 12 months following a change of control, then 75% of such executive’s unvested stock options and restricted stock will vest as of the date of termination. In addition, pursuant to his change of control agreement, Mr. Willardson will receive severance pay equal to nine months of his base salary in the event of such a termination.

      The terms of the change of control agreement with Mr. Christian will not supersede the terms of his common stock purchase agreement, described above, which shall continue to apply with respect to the shares of our common stock issued pursuant to that agreement.

      For purposes of the change of control agreements, the term “cause” generally means an executive’s gross negligence, breach of fiduciary duty involving personal profit, personal dishonesty, recklessness or willful misconduct with respect to his obligations or otherwise relating to our business, the executive’s material breach of any agreement between him and us, including company policies and practices, the executive’s conviction or entry of a plea of no contest or fraud, embezzlement, any felony or any crime of moral turpitude, or the executive’s willful neglect of his duties or failure to satisfactorily perform stated duties.

      For purposes of the change of control agreements, the term “good reason” has the same definition as described above in the description of Mr. Lunsford’s employment agreement and the term “change of control” has the same definition as described above in the description of our 2004 plan (except that the failure of a majority of the incumbent board members to continue to serve on the board will not constitute a “change of control” for purposes of the change of control agreements).

Indemnification of Directors and Executive Officers and Limitation on Liability

      As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

      These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

      As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

•	we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our bylaws are not exclusive.

      We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified.

      At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

      We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

RELATED PARTY TRANSACTIONS

      Since January 2001, other than the transactions described below and the compensation agreements and other agreements and transactions that are described in “Management,” there has been no transaction to which we were a party in which the amount involved exceeded $60,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons had a direct or indirect material interest. In addition, we are not currently proposing to enter into any such transaction. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arms-length transactions.

Initial Public Offering

      Pursuant to the terms of our certificate of incorporation as in effect prior to this offering, $16.75 million of the net proceeds of this offering will be used for the mandatory redemption of all of the outstanding shares of our redeemable preferred stock. Because entities affiliated with TA Associates, Inc. and Summit Partners each own half of the outstanding shares of redeemable preferred stock, or approximately 56 shares each, these entities will each receive approximately $8.4 million upon the closing of the initial public offering for the redemption of their shares. Kurt R. Jaggers, one of our directors, is a managing director of TA Associates and Charles J. Fitzgerald, Jr., one of our directors, is a principal of Summit Partners.

      Some of our directors and holders of 5% of our common stock intend to sell shares of common stock in this offering. Please see “Principal and Selling Stockholders.”

Other Transactions

      From January 2001 to March 31, 2004, we granted options to purchase an aggregate of 1,202,936 shares of common stock to our current directors and executive officers, with exercise prices ranging from $0.24 to $1.50 per share.

      In January 2001, we entered into a promissory note with John J. Hentrich, our former president, chief executive officer and chairman, in the principal amount of $212,238 to facilitate his purchase of 884,325 shares of our common stock pursuant to his exercise of stock options. In February 2001, our compensation committee awarded Mr. Hentrich an annual bonus of $445,000. He subsequently waived a portion of this bonus to repay his promissory note in its entirety.

      On April 1, 2003, we granted Jeffrey W. Lunsford, our president, chief executive officer and chairman of our board of directors, a warrant to purchase 48 shares of our Series D convertible redeemable preferred stock at an exercise price of $0.001 per share. The warrant was granted to Mr. Lunsford in connection with the commencement of his employment and forms a part of his total compensation package. Upon completion of this offering, this warrant will be exercisable for 1,062,381 shares of common stock due to the conversion of all of our convertible redeemable preferred stock. The warrant became exercisable as to 25% of the shares subject to the warrant on April 1, 2004, and the remaining shares subject to the warrant will become exercisable in equal monthly installments over the three years thereafter, subject to Mr. Lunsford’s continued employment on such dates. Upon a change of control of the company, as defined in the warrant, the warrant will become fully exercisable. In addition, in the event Mr. Lunsford’s employment is terminated by us other than for cause or as a result of his resignation for good reason within 135 days prior to the date we enter into an agreement for a change of control, the warrant will become fully exercisable. If Mr. Lunsford dies or his employment is terminated as a result of his disability, the warrant will become immediately exercisable as to 25% of the shares remaining unvested on the date of death or termination. For purposes of Mr. Lunsford’s warrant, the terms “change of control,” “cause” and “good reason” have the same definitions as described above in connection with Mr. Lunsford’s employment agreement under “Management — Employment Arrangements and Change of Control Arrangements — Employment Agreement with Jeffrey W. Lunsford.” Mr. Lunsford’s right to exercise the warrant will continue for a period of 140 days following his termination by us for any reason. The warrant terminates on March 31, 2013.

      We have entered into an agreement with holders of our preferred stock, including entities affiliated with TA Associates and Summit Partners, and John J. Hentrich, whereby we granted them registration rights with respect to their shares of common stock issuable upon conversion of their convertible redeemable preferred stock. Additionally, this agreement with holders of our convertible redeemable preferred stock contains cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in a registration statement that are attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

      We have entered into indemnification agreements with each of our executive officers and directors. Those indemnification agreements require us to indemnify these individuals to the fullest extent permitted by Delaware law. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table contains information about the beneficial ownership of our common stock before and after our initial public offering for:

•	each stockholder known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all directors and executive officers as a group; and

•	each selling stockholder.

      The percentage of ownership indicated in the following table is based on 36,916,508 shares of common stock outstanding on May 15, 2004, which assumes the redemption of all outstanding shares of redeemable preferred stock and the conversion of all outstanding shares of convertible redeemable preferred stock. The table assumes no exercise of the underwriters’ over-allotment option.

      Information with respect to beneficial ownership has been furnished by each director, executive officer, beneficial owner of more than 5% of our common stock or selling stockholder. Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership for that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after May 15, 2004 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing the percentage ownership for any other person.

	Shares Beneficially			Shares Beneficially
	Owned Prior to Offering		Shares	Owned After Offering
			Being
Name and Address of Beneficial Owner(1)	Number	Percent	Offered	Number	Percent

Directors and Named Executive Officers:
Jeffrey W. Lunsford(2)	2,331,994	6.3%	—	2,331,994
Rand Schulman(3)	54,166	*	—	54,166
Christopher Reid(4)	66,666	*	—	66,666
Jim Van Baalen(5)	220,090	*	—	220,090
Daniel Guilloux(6)	88,541	*	—	88,541
Blaise P. Barrelet(7)	9,887,068	26.8
Charles J. Fitzgerald, Jr.(8)	8,801,818	23.8
James R. Glynn(9)	—	—	—	—
Kurt R. Jaggers(10)	8,801,818	23.8
William Larson(11)	165,186	*	—	165,186
James S. Mahan III(12)	—	—	—	—
All executive officers and directors as a group (13 persons)(13)	30,993,938	81.9
5% Stockholders:
Entities affiliated with Summit Partners, LLC(14)(15)	8,801,818	23.8
Entities affiliated with TA Associates, Inc.(16)	8,801,818	23.8
Agnes L. Barrelet(17)	9,887,068	26.8
John J. Hentrich	3,333,165	9.0%

	Shares Beneficially			Shares Beneficially
	Owned Prior to Offering		Shares	Owned After Offering
			Being
Name and Address of Beneficial Owner(1)	Number	Percent	Offered	Number	Percent

Other Selling Stockholders:
Peninsula Fund, L.P.(18)	684,931	1.9
Entities affiliated with Westcliff Capital Management, LLC(19)	1,369,863	3.7

*	Represents beneficial ownership of less than 1.0% of the outstanding shares of our common stock.

(1)	Unless otherwise indicated, the address for each person or entity named below is c/o WebSideStory, Inc., 10182 Telesis Court, 6th Floor, San Diego, California 92121.

(2)	Includes 1,000,000 shares of common stock subject to our right of repurchase as of May 15, 2004. Also includes 331,994 shares of common stock that are issuable upon exercise of a warrant to purchase Series D convertible redeemable preferred stock, which will be exercisable for shares of common stock upon the completion of this offering.

(3)	The total number of options to purchase shares of common stock granted to Mr. Schulman is 270,000, of which 215,834 are unvested and are not exercisable within 60 days of May 15, 2004.

(4)	The total number of options to purchase shares of common stock granted to Mr. Reid is 225,000, of which 158,334 are unvested and are not exercisable within 60 days of May 15, 2004.

(5)	The total number of options to purchase shares of common stock granted to Mr. Van Baalen is 340,250, of which 120,160 are unvested and are not exercisable within 60 days of May 15, 2004.

(6)	The total number of options to purchase shares of common stock granted to Mr. Guilloux is 125,625, of which 37,084 are unvested and are not exercisable within 60 days of May 15, 2004.

(7)	Includes 7,884,874 shares held of record by Blaise P. Barrelet of which he is selling shares in this offering. Also includes, 2,002,194 shares held of record by Agnes L. Barrelet, the spouse of Mr. Barrelet.

(8)	Consists of the shares referred to in footnote 14 below. Mr. Fitzgerald, one of our directors, is a principal of Summit Partners, LLC, which is the general partner of Summit Partners, V, L.P., which is the general partner of each of the following funds: Summit Ventures V, L.P., Summit V Companion Fund, L.P., Summit V Advisors Fund (QP), L.P. and Summit V Advisors Fund, L.P. Mr. Fitzgerald does not have voting or dispositive power with respect to the shares owned by entities affiliated with Summit Partners, LLC and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of record for Mr. Fitzgerald is 499 Hamilton Avenue, Suite 200, Palo Alto, CA 94301.

(9)	The total number of options to purchase shares of common stock granted to Mr. Glynn is 150,000, of which 150,000 are unvested and are not exercisable within 60 days of May 15, 2004.

(10)	Consists of the shares referred to in footnote 15 below. Mr. Jaggers, one of our directors, is a managing director of TA Associates, Inc., the manager of the general partner of TA/ Advent VII, L.P., the manager of TA Executive Fund LLC and TA Investors LLC, and the general partner of the general partner of Advent Atlantic and Pacific III L.P. Mr. Jaggers may be considered to have beneficial ownership with respect to the shares owned by any of the entities affiliated with TA Associates, Inc. and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of record for Mr. Jaggers is 70 Willow Road, Suite 100, Menlo Park, CA 94025.

(11)	The total number of options to purchase shares of common stock granted to Mr. Larson is 315,186, of which 150,000 are unvested and are not exercisable within 60 days of May 15, 2004.

(12)	The total number of options to purchase shares of common stock granted to Mr. Mahan is 150,000, of which 150,000 are unvested and are not exercisable within 60 days of May 15, 2004.

(13)	Includes shares described in the footnotes above, as applicable. In addition, includes 553,635 shares of common stock held by Michael S. Christian, 114,772 shares of which are subject to our right of repurchase as of May 15, 2004 and options to purchase 22,956 shares of common stock that are exercisable within 60 days of May 15, 2004.

(14)	Includes 6,527,910 shares held by Summit Ventures V, L.P., of which Summit Ventures V, L.P. will sell shares in this offering; 1,519,655 shares held by Summit V Companion Fund, L.P., of which Summit V Companion Fund, L.P. will sell in this offering; 140,926 shares held by Summit V Advisors Fund, L.P., of which Summit V Advisors Fund, L.P. will sell shares in this offering; 461,157 shares held by Summit V Advisors Fund (QP), L.P., of which Summit V Advisors Fund (QP), L.P. will sell shares in this offering; and 153,170 shares held by Summit Investors III, L.P., of which Summit Investors III, L.P. will sell shares in this offering. Each of these entities is an affiliate of Summit Partners, LLC. Summit Partners V, L.P. is the general partner of each of Summit Ventures V, L.P., Summit V Companion Fund, L.P, Summit V Advisors Fund (QP), L.P. and Summit V Advisors Fund, L.P. Summit Partners, LLC is the general partner of Summit Partners V, L.P. Summit Partners, LLC, through an investment committee composed of five of its members (each of whom is listed below), exercises sole voting and investment power with respect to the shares owned by entities affiliated with Summit Partners, LLC, including Summit Investors III, L.P. and, therefore, Summit Partners, LLC beneficially owns such shares. Decisions of the investment committee are made by a majority vote of its members and, as a result, no single member of the investment committee has voting or dispositive authority over the shares. Charles J. Fitzgerald, Jr., one of our directors, is a principal of Summit Partners, LLC and does not have voting or dispositive power with respect to the shares owned by the entities affiliated with Summit Partners, LLC and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. In addition, E. Roe Stamps, Stephen G. Woodsum, Gregory M. Avis, Walter G. Kortschak, Martin J. Mannion, Thomas S. Roberts, Bruce R. Evans, Joseph F. Trustey, Keven P. Mohan, Peter Y. Chung, Scott C. Collins and Robert V. Walsh are members of Summit Partners, LLC and each disclaims beneficial ownership of the shares held by entities affiliated with Summit Partners, LLC except to the extent of his pecuniary interest therein. The address of record for the entities affiliated with Summit Partners, LLC is 499 Hamilton Ave, Suite 200, Palo Alto, CA 94301.

(15)	This selling stockholder is an affiliate of a broker-dealer and purchased the shares being registered for resale in the ordinary course of business. At the time of the purchase of such shares, this selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

(16)	Includes 7,172,479 shares held by TA/Advent VIII L.P., of which TA/Advent VIII L.P. will sell shares in this offering; 1,349,613 shares held by Advent Atlantic and Pacific III L.P., of which Advent Atlantic and Pacific III L.P. will sell shares in this offering; 136,277 shares held by TA Executives Fund LLC, of which TA Executives Fund LLC will sell shares in this offering; and 143,996 shares held by TA Investors LLC, of which TA Investors LLC will sell shares in this offering. TA/Advent VIII L.P., Advent Atlantic and Pacific III L.P., TA Executives Fund LLC and TA Investors LLC are part of an affiliated group of investment partnerships. The general partner of TA/Advent VIII L.P. is TA Associates VIII LLC. The general partner of Advent Atlantic and Pacific III L.P. is TA Associates AAP III Partners L.P. TA Associates, Inc. is the general partner of TA Associates AAP III Partners L.P. and is the sole manager of TA Advent VIII L.P., TA Executives Fund LLC and TA Investors LLC. No single stockholder, director or officer of TA Associates, Inc. has voting or investment power with respect to the shares owned by any of the entities affiliated with TA Associates, Inc. Voting and investment power with respect to such shares is vested in a four-person investment committee comprised of Jeffrey T. Chambers, Kurt R. Jaggers, C. Kevin Landry and Kenneth T. Schiciano. Each member of the investment committee disclaims beneficial ownership of the shares held by the entities affiliated with TA Associates, Inc. Kurt R. Jaggers, one of our directors, is a managing director of TA Associates, Inc., the manager of the general partner of TA/Advent VIII L.P.; the manager of

TA Executives Fund LLC and TA Investors LLC; and the general partner of the general partner of Advent Atlantic and Pacific III L.P. The address of record for entities affiliated with TA Associates, Inc. is 70 Willow Road, Suite 100, Menlo Park, CA 94025.

(17)	Consists of the shares referred to in footnote 7 above.

(18)	Includes 684,931 shares held by Peninsula Fund, L.P., of which Peninsula Fund, L.P. will sell shares in this offering. The general partner of Peninsula Fund, L.P. is Peninsula Capital Management. Scott A. Bedford is the president of Peninsula Capital Management and exercises sole voting and investment power with respect to the shares owned by Peninsula Fund, L.P. Mr. Bedford disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the named entities. The address of record for Peninsula Fund, L.P. is One Sansome Street, Suite 3134, San Francisco, CA 94104.

(19)	Includes 373,100 shares held by Westcliff Partners, L.P., of which Westcliff Partners, L.P. will sell shares in this offering; 503,963 shares held by Westcliff Master Fund, L.P., of which Westcliff Master Fund, L.P. will sell shares in this offering; 153,500 shares held by Westcliff Aggressive Growth, L.P., of which Westcliff Aggressive Growth, L.P. will sell shares in this offering; 80,100 shares held by Westcliff Long/Short, L.P., of which Westcliff Long/Short, L.P. will sell shares in this offering; 160,200 shares held by Palm Trust, of which Palm Trust will sell shares in this offering; 83,300 shares held by Westcliff Small Cap Fund, L.P., of which Westcliff Small Cap Fund, L.P. will sell shares in this offering; and 15,700 shares held by Westcliff Profit Sharing Plan, of which Westcliff Profit Sharing Plan will sell shares in this offering. Each of these entities is an affiliate of Westcliff Capital Management, LLC. Westcliff Capital Management, LLC is the general partner of each of Westcliff Partners, L.P., Westcliff Master Fund, L.P., Westcliff Aggressive Growth, L.P., Westcliff Long/Short, L.P., Palm Trust, Westcliff Small Cap Fund, L.P. and Westcliff Profit Sharing Plan. Richard S. Spencer is the managing member of Westcliff Capital Management, LLC and exercises sole voting and investment power with respect to the shares owned by entities affiliated with Westcliff Capital Management, LLC. Mr. Spencer disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of record for entities affiliated with Westcliff Capital Management, LLC is 200 7th Ave., Suite 105, Santa Cruz, CA 95062.

DESCRIPTION OF CAPITAL STOCK

      Upon completion of this offering, our authorized capital stock will consist of                 shares of common stock, $0.001 par value per share, and                 shares of preferred stock, $0.001 par value per share.

      The following is a summary of the material rights of our common stock and preferred stock contained in our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon completion of this offering. Copies of our restated certificate of incorporation and bylaws, as currently in effect, along with our amended and restated certificate of incorporation and amended and restated bylaws, to be in effect upon completion of this offering, are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

      Upon completion of this offering, assuming the redemption of all of our redeemable preferred stock and no exercise of any outstanding options or warrants, there will be                shares of common stock outstanding, consisting of:

•	17,196,974 shares of common stock outstanding as of March 31, 2004;

•	19,719,535 shares of common stock issued upon conversion of all outstanding shares of our convertible redeemable preferred stock; and

•	shares of common stock issued in this offering.

      As of March 31, 2004, there were options outstanding to purchase 3,535,141 shares of common stock and warrants outstanding to purchase 1,454,988 shares of common stock (including shares issuable upon exercise of a warrant to purchase Series D convertible redeemable preferred stock that will be exercisable for shares of common stock upon the completion of this offering). As of March 31, 2004, we had approximately 32 record holders of our common stock.

Voting Rights

      Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are not entitled to cumulate voting rights with respect to the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

Dividends

      Subject to limitations under Delaware law and preferences that may apply to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably such dividends or other distribution, if any, as may be declared by our board of directors out of funds legally available therefor.

Liquidation

      In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of any outstanding preferred stock.

Rights and Preferences

      The common stock has no preemptive, conversion or other rights to subscribe for additional securities. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Fully Paid and Non-assessable

      All outstanding shares of our common stock are, and all shares of common stock to be outstanding upon completion of the offering will be, validly issued, fully paid and non-assessable.

Preferred Stock

      Upon the closing of this offering, all outstanding shares of our redeemable preferred stock will be redeemed and all outstanding shares of our convertible redeemable preferred stock will be converted into 19,791,535 shares of common stock. Upon the redemption of the redeemable preferred stock and the conversion of the convertible preferred stock, those shares of preferred stock will be cancelled and no longer available for issuance. As of March 31, 2004, there were 112 shares of redeemable preferred stock outstanding and 30,434,123 shares of convertible redeemable preferred stock outstanding.

      Following the offering, our board of directors will be authorized, subject to the limits imposed by the Delaware General Corporation Law, to issue up to                 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations and restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders.

      Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that adversely affect the voting power or other rights of our common stockholders. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of delaying, deferring or preventing our change of control and may cause the market price of our common stock to decline or impair the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Warrants

      As of March 31, 2004, there were warrants outstanding to purchase the following shares of our capital stock:

Weighted
		Weighted		Average
		Average	Number of	Exercise
	Number of	Exercise	Shares After	Price Per
	Shares Before	Price Before	This	Share After
Description	This Offering	This Offering	Offering	This Offering

Series D convertible redeemable preferred stock	48	$0.001	1,062,381	$0.001
Common stock	392,607	1.16	362,607	1.20

      The Series D preferred stock warrant terminates on March 31, 2013. One common stock warrant to purchase 30,000 shares terminates on the completion of our initial public offering, one common stock warrant to purchase 10,000 shares terminates on March 26, 2005, one common stock warrant to purchase 231,840 shares terminates on February 2, 2006, and one common stock warrant to purchase 120,767 shares terminates on April 30, 2006. Upon the completion of this offering, the expiration date of the common stock warrants to purchase 231,840 shares and 120,767 shares will be extended to the second anniversary of this offering.

      Upon the completion of this offering, the Series D preferred stock warrant will become exercisable for approximately 1,062,381 shares of our common stock.

      The Series D preferred stock warrant and common stock warrants have net exercise provisions under which their respective holders may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock after deduction of the aggregate exercise price. These warrants also contain provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon exercise of the warrants in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations.

Registration Rights

      Under a registration rights agreement, following the completion of this offering, the holders of a majority of the shares of our common stock issued upon the conversion of our Series A, B and C convertible redeemable preferred stock have the right to require us to register their shares, subject to a 180-day lock-up arrangement, with the SEC so that those shares may be publicly resold, or to include their shares in any registration statement we file as follows:

Demand Registration Rights

      At any time beginning 180 days following the effective date of the registration statement of which this prospectus is a part, holders of a majority of the shares of our common stock issued upon the conversion of our Series A, B and C convertible redeemable preferred stock have the right to demand that we file up to two registration statements, so long as the proposed aggregate offering price of the securities registered in any one registration statement is at least $10,000,000, subject to specified exceptions.

“Piggyback” Registration Rights

      If we register any securities for public sale, stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of such shares to be included in the registration statement except the number of shares held by these stockholders cannot be reduced to less than 20% of all shares to be registered; however, the foregoing requirement does not apply to this offering.

Expenses of Registration

      Other than underwriting fees, discounts and commissions, we will pay all reasonable expenses relating to piggyback registrations and all reasonable expenses relating to demand registrations.

Expiration of Registration Rights

      The registration rights described above will terminate for a particular holder when that holder can re-sell all of its securities in their entirety pursuant to Rule 144(k) of the Securities Act without limitation or restriction. Additionally, the registration rights described above will terminate with respect to securities that are not transferred pursuant to specified procedures contained within the registration rights agreement, unless holders of a majority of our common stock issued upon the conversion of our Series A, B and C convertible redeemable preferred stock agree to grant such rights.

Anti-takeover Effects of Delaware Law and Provisions of Our Certificate of Incorporation and Bylaws

Delaware Takeover Statute

      We are subject to Section 203 of the Delaware General Corporation Law. This statute regulating corporate takeovers prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaw Provisions

      Provisions of our amended and restated certificate of incorporation and bylaws, which will become effective upon the closing of this offering, may have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of our company by means of a tender offer, a proxy contest or otherwise. These provisions may also make the removal of incumbent officers and directors more difficult. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change of control of the company. The amendment of any of these anti-takeover provisions would require approval by holders of at least 66 2/3% of our outstanding common stock entitled to vote on such amendment.

      In particular, our amended and restated certificate of incorporation and bylaws provide for the following:

Staggered Board of Directors

      Our board of directors is divided into three classes of the same or nearly the same number of directors, each serving staggered three-year terms, which means that only one class of directors may be elected at each annual meeting of stockholders or special meeting in lieu of such annual meeting. These provisions may make the removal of incumbent directors difficult and may discourage third parties from attempting to circumvent the anti-takeover effects of our certificate of incorporation and bylaws by removing our incumbent directors.

No Written Consent of Stockholders

      Any action to be taken by our stockholders must be effected at a duly called annual or special meeting and may not be effected by written consent.

Special Meetings of Stockholders

      Special meetings of our stockholders may be called only by the chairman of the board of directors or a majority of the members of the board of directors.

Advance Notice Requirement

      Stockholder proposals to be brought before an annual meeting or a special meeting of our stockholders must comply with advance notice procedures. These advance notice procedures require timely notice and apply in several situations, including stockholder proposals relating to the nominations of persons for election to the board of directors. Generally, to be timely, notice must be received at our principal executive offices, with respect to a stockholder proposal to be brought before an annual meeting, not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year, or with respect to a stockholder proposal to be brought before a special meeting, not less than 90 days nor more than 120 days prior to the date of the special meeting.

Amendment of Bylaws and Certificate of Incorporation

      The approval of not less than 66 2/3% of the outstanding shares of our capital stock entitled to vote is required to amend the provisions of our amended and restated bylaws by stockholder action, or to amend the provisions of our amended and restated certificate of incorporation that are described in this section or that are described under “Management — Indemnification of Directors and Officers and Limitation of Liability” above. These provisions will make it more difficult to circumvent the anti-takeover provisions of our certificate of incorporation and our bylaws.

Issuance of Undesignated Preferred Stock

      Our board of directors is authorized to issue, without further action by the stockholders, up to                 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

Nasdaq National Market Listing

      We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol “WSSI.”

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

TO NON-UNITED STATES HOLDERS

      The following is a general discussion of the material United States federal income tax consequences of the ownership and disposition of our common stock to a non-United States holder. For the purpose of this discussion, a non-United States holder is any holder that for United States federal income tax purposes is not a United States person. For purposes of this discussion, the term United States person means:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation or a partnership or entity taxable as a partnership created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a United States person.

      If a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, we urge partnerships which hold our common stock and partners in such partnerships to consult their tax advisors.

      This discussion assumes that non-United States holders will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder’s special tax status or special tax situations. United States expatriates, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, investors whose functional currency is other than the United States dollar, and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, we urge each non-United States Holder to consult a tax advisor regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

      We have not paid any dividends on our common stock and we do not plan to pay any dividends for the foreseeable future. However if we do pay dividends on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.

      Any dividend (out of earnings and profits) paid to a non-United States holder of common stock generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide us with an IRS Form W-8BEN or other appropriate version of Form W-8 certifying qualification for the reduced rate.

      Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder are exempt from such withholding tax. In order to obtain this exemption, a non-United States holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits. In addition to the graduated tax described above, dividends received by corporate non-United States holder that are effectively connected with a United States trade or business of the corporate non-United States holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

      A non-United States holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed with the IRS.

Gain on Disposition of Common Stock

      A non-United States holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a United States trade or business of the non-United States holder (which gain, in the case of a corporate non-United States holder, must also be taken into account for branch profits tax purposes);

•	the non-United States holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock. We believe that we are not currently, and that we will not become, a “United States real property holding corporation” for United States federal income tax purposes.

Backup Withholding and Information Reporting

      Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

      Payments of dividends or of proceeds on the disposition of stock made to a non-United States holder may be subject to backup withholding (currently at a rate of 28%) unless the non-United States holder establishes an exemption, for example, by properly certifying its non-United States status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a United States person.

      Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

SHARES ELIGIBLE FOR FUTURE SALE

      Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

      Upon completion of this offering, we will have outstanding                 shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options and warrants. Of these shares, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act unless they are held by our “affiliates” as that term is used under the Securities Act and the rules and regulations promulgated thereunder. The remaining                 shares of common stock held by existing stockholders are restricted securities. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration described below under Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below.

      As a result of the lock-up agreements and the provisions of Rules 144 and 701, additional shares will generally be available for sale in the public market, subject to certain volume and other restrictions and the terms of our lock-up agreements that we describe in “— Lock-Up Arrangements”, as follows:

•	restricted shares will be eligible for sale upon expiration of the lockup agreements, which will occur 180 days after the date of this prospectus;

•	restricted shares will have been held long enough to be sold under Rule 144 or Rule 701 between 181 and 365 days after the date of this prospectus; however, the resale of certain of these restricted shares will be limited by volume and other resale restrictions under Rule 144 because the holders of certain of these shares are our affiliates;

•	restricted shares will have been held long enough to be sold under Rule 144 or Rule 701 following one year after the date of this prospectus; however, the resale of certain of these restricted shares will be limited by volume and other resale restrictions under Rule 144 because the holders of certain of these shares are our affiliates; and

•	shares will have been held long enough to be sold under Rule 144 or Rule 701 following two years after the date of this prospectus; however, the resale of certain of these restricted shares will be limited by volume and other resale restrictions under Rule 144 because the holders of certain of these shares are our affiliates.

Rule 144

      In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the effective date of this offering, our affiliates, or a person (or persons whose shares are aggregated) who has beneficially owned restricted shares (as defined under Rule 144) for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the SEC. Sales under Rule 144 are subject to requirements relating to the manner of sale, notice, and the availability of current public information about us. A person (or persons whose shares are aggregated) who was not our affiliate at any time during the 90 days immediately preceding the sale and who has beneficially owned restricted shares for at least two years is entitled to sell such shares under Rule 144(k) without regard to the limitations described above.

Rule 701

      Our employees, officers, directors or consultants who purchased or were awarded shares or options to purchase shares under a written compensatory plan or contract are entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits affiliates and non-affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the effective date of this offering. In addition, non-affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144.

Lock-Up Arrangements

      We, along with our directors and officers, and substantially all of our stockholders and option holders, have agreed under lock-up agreements, subject to specified exceptions, not to, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock without the prior written consent of Friedman, Billings, Ramsey & Co., Inc. and RBC Capital Markets Corporation for a period of 180 days from the date of this prospectus.

      The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or we disclose material news or a material event relating to our company occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Registration Rights

      Following this offering, under specified circumstances and subject to customary conditions, holders of                 shares of our outstanding common stock will hold demand registration rights with respect to their shares of common stock, subject to the 180-day lock-up arrangement described above, and will have the right to require us to register their shares of common stock under the Securities Act and the right to participate in any future registrations of securities. If the holders of these registrable securities request that we register their shares, and if the registration is effected, these shares will become freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock — Registration Rights.”

Form S-8 Registration Statement

      We expect to file a registration statement on Form S-8 registering                      shares of our common stock that are subject to outstanding stock options or reserved for issuance under our stock option plans. We expect to file this registration statement as soon as practicable after the effective date of this offering. Shares registered under this registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up agreements described above.

UNDERWRITING

      Friedman, Billings, Ramsey & Co., Inc. and RBC Capital Markets Corporation are acting as joint book-running managers of the offering, and together with William Blair & Company, L.L.C. and Roth Capital Partners, LLC, are acting as representatives of the underwriters named below. Subject to the terms and conditions in the underwriting agreement, each underwriter named below has agreed to purchase from us and the selling stockholders, on a firm commitment basis, the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares

Friedman, Billings, Ramsey & Co., Inc.
RBC Capital Markets Corporation
William Blair & Company, L.L.C.
Roth Capital Partners, LLC

Total

      The underwriters’ obligations to purchase our common stock are subject to the satisfaction of the conditions contained in the underwriting agreement, including the following:

•	if any shares of common stock are purchased by the underwriters, then all of the shares of common stock the underwriters agreed to purchase must be purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in our business;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriters.

      The representatives have advised us that the underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $                per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $                per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

      The following table summarizes the underwriting discounts and commissions that we and the selling stockholders will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

Total

		Without	With
		Over-	Over-
	Per Share	Allotment	Allotment

Public offering price	$	$	$
Underwriting discount paid by us	$	$	$
Underwriting discount paid by selling stockholders	$	$	$

      We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $               .

      We and the selling stockholders have granted to the underwriters an option to purchase up to an aggregate of                 shares and                 shares of common stock, respectively, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option in whole or in part at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter’s initial commitment as indicated in the preceding table.

      We and our officers and directors, and substantially all of our stockholders and option holders have agreed not to, directly or indirectly, offer to sell, contract to sell, or otherwise sell, pledge, dispose of or hedge any common stock or any securities convertible into or exchangeable for shares of common stock for a period of 180 days from the date of this prospectus, except with the prior written consent of Friedman, Billings, Ramsey & Co., Inc. and RBC Capital Markets Corporation. These restrictions do not apply to:

•	the sale of shares to the underwriters in connection with this offering;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant;

•	transfers by persons other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering;

•	transfers by persons other than us by gift, will or intestacy or to any trust for the benefit of the transferor or the immediate family of the transferor;

•	distributions by persons other than us to the limited partners, limited liability company members or stockholders of the transferor; or

•	distributions by a trust to its beneficiaries,

provided further that in the case of each of the last three transactions described above, the recipient of the shares agrees to be subject to the restrictions described in this paragraph.

      The 180-day restricted period described above will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or we disclose material news or a material event relating to our company occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

      Prior to this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives considered:

•	prevailing market conditions;

•	our historical performance and capital structure;

•	estimates of our business potential and earnings prospects;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

      We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol “WSSI.”

      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities relating to the offering, including liabilities under the Securities Act and certain liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

      The representatives may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act.

•	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

      In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.

LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus will be passed upon for us by Latham & Watkins LLP, San Diego, California. Dorsey & Whitney LLP, Irvine, California will pass upon certain legal matters for the underwriters.

EXPERTS

      The audited consolidated financial statements at December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the common stock offered by this prospectus, please see the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed with the registration statement may be inspected without charge at the public reference room maintained by the SEC, located at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

      Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.websidestory.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web address does not constitute incorporation by reference of the information contained at such site.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

WebSideStory, Inc:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ equity (deficit) and comprehensive income (loss), and of cash flows present fairly, in all material respects, the financial position of WebSideStory, Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

San Diego, California
May 25, 2004

WEBSIDESTORY, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,			Pro Forma at
			March 31,	March 31,
	2002	2003	2004	2004

			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$4,563	$5,690	$7,093	$7,093
Accounts receivable, net of allowance for doubtful accounts of $595, $553, $572	1,955	2,257	2,716	2,716
Prepaid expenses and other current assets	229	433	495	495

Total current assets	6,747	8,380	10,304	10,304
Property and equipment, net	1,715	1,244	1,372	1,372
Other assets	143	226	217	217

Total assets	$8,605	$9,850	$11,893	$11,893

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$571	$618	$776	$776
Accrued liabilities	643	1,073	1,285	1,285
Deferred revenue	2,122	3,934	4,985	4,985
Current portion of equipment term loan	509	—	—	—
Obligation to redeem the redeemable preferred stock	—	—	—	16,750

Total current liabilities	3,845	5,625	7,046	23,796
Equipment term loan	170	—	—	—
Deferred rent	410	393	375	375
Other liabilities	73	54	54	54

Total liabilities	4,498	6,072	7,475	24,225

Commitments and contingencies (Note 10)
Redeemable preferred stock, 112 shares authorized:
Redeemable preferred stock, $0.001 par value; 112 shares designated, 112 shares issued and outstanding at December 31, 2002 and 2003 and March 31, 2004. No shares issued and outstanding pro forma at March 31, 2004. Redemption and liquidation value of $16,750	12,519	14,056	14,476	—
Convertible redeemable preferred stock, 30,434,123 shares authorized:
Series A convertible redeemable preferred stock, $0.001 par value; 16,788,746 shares designated, issued and outstanding at December 31, 2002 and 2003 and March 31, 2004. No shares issued and outstanding at March 31, 2004 pro forma. Redemption and liquidation value of $16,750	19,580	18,378	18,090	—
Series B convertible redeemable preferred stock, $0.001 par value; 11,590,535 shares designated, issued and outstanding at December 31, 2002 and 2003 and March 31, 2004. No shares issued and outstanding at March 31, 2004 pro forma. Redemption and liquidation value of $7,500.	7,452	7,473	7,477	—
Series C convertible redeemable preferred stock, $0.001 par value; 2,054,794 shares designated, issued and outstanding at December 31, 2002 and 2003 and March 31, 2004. No shares issued and outstanding at March 31, 2004 pro forma. Redemption and liquidation value of $3,000	2,976	2,986	2,988	—
Series D convertible redeemable preferred stock, $0.001 par value; No shares designated at December 31, 2002, 48 shares designated at December 31, 2003 and March 31, 2004; no shares issued and outstanding at December 31, 2002 and 2003 and March 31, 2004. No shares issued and outstanding pro forma at March 31, 2004. Redemption and liquidation value of $1,551	—	—	—	—

	42,527	42,893	43,031	—

Stockholders’ equity (deficit):
Common stock, $0.001 par value; 42,065,813 shares authorized at December 31, 2002, 43,128,211 shares authorized at December 31, 2003 and March 31, 2004. 13,324,933, 16,021,063 and 17,196,974 shares issued and outstanding at December 31, 2002 and 2003 and March 31, 2004. 36,916,509 shares issued and outstanding at March 31, 2004 pro forma	6	9	10	30
Additional paid-in capital	15,855	17,729	17,975	44,236
Unearned stock-based compensation	(296)	(1,157)	(988)	(988)
Accumulated other comprehensive income	120	276	234	234
Accumulated deficit	(54,105)	(55,972)	(55,844)	(55,844)

Total stockholders’ deficit	(38,420)	(39,115)	(38,613)	(12,332)

Total liabilities and stockholders’ equity (deficit)	$8,605	$9,850	$11,893	$11,893

See accompanying notes to consolidated financial statements.

WEBSIDESTORY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Revenues:
Subscription	$11,110	$12,126	$15,678	$3,588	$4,956
Advertising	3,337	1,444	682	201	84

Total revenues	14,447	13,570	16,360	3,789	5,040

Cost of revenues:
Cost of revenues	4,565	3,773	3,236	812	750
Stock-based compensation expenses	50	32	11	6	5

Total cost of revenues	4,615	3,805	3,247	818	755

Gross profit	9,832	9,765	13,113	2,971	4,285

Operating expenses:
Sales and marketing	7,160	6,199	7,671	1,893	2,200
Research and development	3,553	3,178	3,417	822	1,008
General and administrative	3,546	2,765	3,115	1,105	669
IPO expenses	(305)	—	—	—	—
Stock-based compensation expenses(1)	672	263	1,334	205	267

Total operating expenses	14,626	12,405	15,537	4,025	4,144

Income (loss) from operations	(4,794)	(2,640)	(2,424)	(1,054)	141
Interest expense	(234)	(57)	(19)	(8)	—
Interest income	212	40	56	9	17
Other income	11	96	489	—	—

Income (loss) before provision for (benefit from) income taxes	(4,805)	(2,561)	(1,898)	(1,053)	158

Provision for (benefit from) income taxes	(8)	(19)	(31)	—	30

Net income (loss)	(4,797)	(2,542)	(1,867)	(1,053)	128
Dividend as a result of change in conversion terms of convertible redeemable preferred stock	(446)	—	—	—	—
Accretion of discount on redeemable preferred stock	(1,208)	(1,367)	(1,566)	(372)	(426)

Net income (loss) attributable to common stockholders	$(6,451)	$(3,909)	$(3,433)	$(1,425)	$(298)

Net income (loss) per share attributable to common stockholders — basic and diluted	$(0.49)	$(0.29)	$(0.25)	$(0.11)	$(0.02)

Weighted-average number of shares used to compute basic and diluted per share amounts	13,245,133	13,322,946	14,006,950	13,326,466	15,621,191

Unaudited pro forma net loss per share attributable to common stockholders — basic and diluted			(Place Holder )		(Place Holder )

Shares used in computing unaudited pro forma net loss per share attributable to common stockholders — basic and diluted			(Place Holder )		(Place Holder )

(1) Stock-based compensation expenses:
Sales and marketing	$219	$193	$330	$41	$60
Research and development	358	129	76	15	12
General and administrative	95	(59)	928	149	195

	$672	$263	$1,334	$205	$267

See accompanying notes to consolidated financial statements.

WEBSIDESTORY, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

AND COMPREHENSIVE INCOME (LOSS)
(in thousands, except share and per share data)

					Accumulated
	Common Stock		Additional	Unearned	Other		Stockholders’	Comprehensive
			Paid-In	Stock-Based	Comprehensive	Accumulated	Equity	Income
	Shares	Amount	Capital	Compensation	Income	Deficit	(Deficit)	(Loss)

Balance at December 31, 2000	12,433,414	$5	$18,510	$(4,372)	$—	$(46,766)	$(32,623)	$(21,264)
Exercise of stock options	884,579	1	212	—	—	—	213
Dividend as a result of change in conversion terms of convertible redeemable preferred stock	—	—	446	—	—	—	446
Dividend recorded in additional paid-in capital due to accumulated deficit	—	—	(446)	—	—	—	(446)
Unearned stock-based compensation			(2,982)	2,982
Amortization of stock-based compensation	—	—	—	722	—	—	722
Warrants issued in connection with line of credit	—	—	7	—	—	—	7
Accretion of discount on redeemable preferred stock	—	—	(1,181)	—	—	—	(1,181)
Amortization of premium on Series A convertible redeemable preferred stock	—	—	1,364	—	—	—	1,364
Accretion of discount on Series B and Series C convertible redeemable preferred stock	—	—	(18)	—	—	—	(18)
Warrant issued in place of put warrant	—	—	100	—	—	—	100
Foreign currency translation adjustment	—	—	—	—	38	—	38	38
Net loss	—	—	—	—	—	(4,797)	(4,797)	(4,797)

Balance at December 31, 2001	13,317,993	6	16,012	(668)	38	(51,563)	(36,175)	(4,759)
Exercise of stock options	6,940	—	2	—	—	—	2
Unearned stock-based compensation			(77)	77
Amortization of stock-based compensation	—	—	—	295	—	—	295
Accretion of discount on redeemable preferred stock	—	—	(1,339)	—	—	—	(1,339)
Amortization of premium on Series A convertible redeemable preferred stock	—	—	1,286	—	—	—	1,286
Accretion of discount on Series B and Series C convertible redeemable preferred stock	—	—	(29)	—	—	—	(29)
Foreign currency translation adjustment	—	—	—	—	82	—	82	82
Net loss	—	—	—	—	—	(2,542)	(2,542)	(2,542)

Balance at December 31, 2002	13,324,933	6	15,855	(296)	120	(54,105)	(38,420)	(2,460)
Restricted stock purchases	2,553,635	3	1,111	(1,111)	—	—	3
Exercise of stock options	142,495	—	34	—	—	—	34
Unearned stock-based compensation			1,094	(1,094)
Amortization of stock-based compensation	—	—	—	1,344	—	—	1,344
Accretion of discount on redeemable preferred stock	—	—	(1,537)	—	—	—	(1,537)
Amortization of premium on Series A convertible redeemable preferred stock	—	—	1,202	—	—	—	1,202
Accretion of discount on Series B and Series C convertible redeemable preferred stock	—	—	(30)	—	—	—	(30)
Foreign currency translation adjustment	—	—	—	—	156	—	156	156
Net loss	—	—	—	—	—	(1,867)	(1,867)	(1,867)

Balance at December 31, 2003	16,021,063	9	17,729	(1,157)	276	(55,972)	(39,115)	(1,711)
Exercise of stock options	1,175,911	1	281	—	—	—	282
Unearned stock-based compensation			103	(103)
Amortization of stock-based compensation	—	—	—	272	—	—	272
Accretion of discount on redeemable preferred stock	—	—	(420)	—	—	—	(420)
Amortization of premium on Series A convertible redeemable preferred stock	—	—	288	—	—	—	288
Accretion of discount on Series B and Series C convertible redeemable preferred stock	—	—	(6)	—	—	—	(6)
Foreign currency translation adjustment	—	—	—	—	(42)	—	(42)	(42)
Net income (loss)	—	—	—	—	—	128	128	128

Balance at March 31, 2004 (unaudited)	17,196,974	$10	$17,975	$(988)	$234	$(55,844)	$(38,613)	$86

See accompanying notes to consolidated financial statements.

WEBSIDESTORY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Cash flows from operating activities:
Net income (loss)	$(4,797)	$(2,542)	$(1,867)	$(1,053)	$128
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,840	1,674	1,210	385	227
Bad-debt provision	1,061	330	274	60	45
Non-cash stock-based compensation	722	295	1,345	211	272
Changes in operating assets and liabilities:
Accounts receivable	(182)	(745)	(576)	384	(504)
Income taxes receivable	537	—	—	—	—
Prepaid expenses and other assets	210	(105)	(287)	101	(53)
Accounts payable and accrued expenses	(1,423)	86	477	573	370
Deferred revenue	242	1,678	1,812	288	1,051
Deferred rent	88	37	(17)	(5)	(18)
Other liabilities	32	(27)	(19)	19	—

Net cash provided by (used in) operating activities	(1,670)	681	2,352	963	1,518

Cash flows from investing activities:
Purchases of property and equipment	(990)	(322)	(739)	(137)	(355)

Net cash provided by (used in) investing activities	(990)	(322)	(739)	(137)	(355)

Cash flows from financing activities:
Exercise of stock options	212	2	34	—	282
Principal payments on note payable to former stockholder	(71)	(77)	—	—	—
Proceeds from the sale of common stock			3	—	—
Payments on line of credit	(1,091)	—	—	—	—
Payments on equipment term loan	(334)	(508)	(679)	(128)	—
Proceeds from sale of convertible redeemable preferred stock and warrants, net of issuance costs	3,255	—	—	—	—

Net cash provided by (used in) financing activities	1,971	(583)	(642)	(128)	282

Effect of exchange rate changes on cash	38	83	156	59	(42)

Net increase (decrease) in cash and cash equivalents	(651)	(141)	1,127	757	1,403
Cash and cash equivalents at beginning of period	5,355	4,704	4,563	4,563	5,690

Cash and cash equivalents at end of period	$4,704	$4,563	$5,690	$5,320	$7,093

Supplemental cash flow information:
Cash paid for interest	$209	$57	$19	$8	$—
Refund of income taxes	(537)	(21)	—	—	—

See accompanying notes to consolidated financial statements.

WEBSIDESTORY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	The Company

Nature of Business

      WebSideStory, Inc. (the “Company”) was founded and commenced operations in September 1996 and is a leading provider of on-demand web analytics services. The Company’s services, including its primary service, HBX, are used by customers to better understand how Internet users respond to website design and content, online marketing campaigns and e-commerce offerings. These services are provided on a subscription basis to customers for a fee, which is either fixed or based on the actual number of web sites and total page views (“Total Views”) and transactions monitored by the Company’s services. Contracts for subscription services typically range in duration from one to three years.

      The Company’s business consists of a single operating segment. The Company’s operations were located solely in the United States through December 1999. In order to pursue the sale of its products and services in international markets, the Company established wholly owned subsidiaries in France (February 2000), the Netherlands (August 2000) and the United Kingdom (April 2003).

      The Company has generated substantial operating losses during the five years ended December 31, 2003. During the years ended December 31, 2001, 2002 and 2003, the Company incurred net losses of $4,797,000, $2,542,000 and $1,867,000, respectively. The Company expects that its current cash reserves and future cash generated from its operations will be sufficient to fund operations and capital expenditures through at least the next twelve months; however, in the event the Company’s sources of cash are not sufficient, management plans to re-align the Company’s operations to reduce operating costs. If these activities are not sufficient, management will seek additional funds through equity or debt financing. The Company does not know whether additional financing will be available on favorable terms, or at all.

2.	Summary of Significant Accounting Policies

Use of Estimates

      The consolidated financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported amounts of revenue and expenses. Actual results could differ from those estimates.

Principles of Consolidation

      The Company’s consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries HitBox, Inc., WebSideStory SAS, WebSideStory Holding B.V., WebSideStory Call Center and Service B.V. and WebSideStory UK Limited. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Foreign Currency

      The Company’s foreign subsidiaries utilize their local currency as their functional currency. The accounts of these foreign subsidiaries have been translated into U.S. Dollars using the current exchange rate as of the balance sheet date for assets and liabilities and the average exchange rate for the period for revenues and expenses. Cumulative translation gains or losses are recorded as accumulated other comprehensive income in stockholders’ equity (deficit).

WEBSIDESTORY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Concentration of Credit Risk and Significant Customers and Suppliers

      The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term marketable securities, and trade accounts receivable. Although the Company deposits its cash with multiple financial institutions, its deposits, at times, may exceed federally insured limits. Additionally, customers’ financial conditions and creditworthiness are regularly evaluated.

      The Company’s accounts receivable and net revenues are derived from a large number of direct customers. Collateral is not required for accounts receivable. The Company maintains an allowance for potential credit losses as considered necessary. At December 31, 2002 and 2003, the allowance for potential credit losses was $595,000 and $553,000, respectively. The Company had revenues generated from a single customer who accounted for 17%, 17% and 14% of total revenues for the years ended December 31, 2001, 2002 and 2003, respectively.

      As of December 31, 2002 and 2003, assets located outside the United States were 13% and 13% of total assets, respectively. Revenues for the years ended December 31, 2001, 2002 and 2003, outside the United States were 8%, 8% and 11%, respectively, of total revenues. Revenues by geographical region are as follows (in thousands):

	Year Ended December 31,

	2001	2002	2003

United States	$13,270	$12,434	$14,585
Europe	1,177	1,136	1,775

	$14,447	$13,570	$16,360

      All of the Company’s servers related to its services and its customer data are located at a single third party co-location facility located in San Diego, California. The Company does not control the operation of this facility, and it is vulnerable to damage or interruption in the event the third-party co-location facility fails.

Cash Equivalents

      The Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents. Cash and cash equivalents, which consist of cash on deposit with banks and money market funds, are stated at cost, which approximates fair value.

Property and Equipment

      Property and equipment are stated at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of those assets as follows:

Computers, equipment and software	3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of the estimated useful life of 7 years or the lease term

      When assets are retired, the cost and accumulated depreciation and amortization are removed from their respective accounts and any loss on such retirement is reflected in operating expenses. When assets are otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from their respective accounts and any gain or loss on such sale or disposal is reflected in other income (expense). The Company has not retired any fixed assets in the periods presented.

      Repair and maintenance costs are expensed in the period incurred.

WEBSIDESTORY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Impairment of Long-Lived Assets

      The Company evaluates the recoverability of its long-lived assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss would be recognized when undiscounted cash flows expected to be generated by an asset or group of assets are less than the carrying amount. Any required impairment loss would be measured as the amount by which the asset’s carrying value exceeds its fair value, and would be recorded as a reduction in the carrying value of the related asset and a charge to operations. No impairment losses have been identified by the Company.

Software and Website Development Costs

      The Company capitalizes qualifying software and website development costs, which are incurred during the application development stage, and amortizes them over their estimated useful lives. The Company capitalized $0, $0 and $105,000 during the years ended December 31, 2001, 2002 and 2003, respectively. Capitalized software and website development costs are included in other assets in the accompanying consolidated balance sheets. Amortization expense totaled $87,000, $1,000, and $23,000 during the years ended December 31, 2001, 2002 and 2003, respectively.

Comprehensive Income (Loss)

      Comprehensive income (loss) consists of accumulated other comprehensive income and net income (loss). Accumulated other comprehensive income includes certain changes in equity that are excluded from net income (loss). Specifically, cumulative foreign currency translation adjustments are included in accumulated other comprehensive income.

Accounting for Stock-Based Compensation

      The Company measures compensation expense for its employee and director stock-based compensation plans using the intrinsic value method and provides pro forma disclosures of net income (loss) as if a fair value method had been applied in measuring compensation expense. Accordingly, compensation expense for stock options is measured as the excess, if any, of the fair value of the Company’s common stock at the date of grant over the amount an employee must pay to acquire the stock. Stock-based compensation is amortized over the related service periods using an accelerated graded method in accordance with Financial Accounting Standards Board No. 28 Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plan (“FIN 28”).

WEBSIDESTORY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      Had compensation expense for employee stock options been determined based on the fair value of the options on the date of grant, the Company’s net income (loss) would have been as follows (in thousands, except per share data):

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(Unaudited)
Net income (loss) — as reported	$(4,797)	$(2,542)	$(1,867)	$(1,053)	$128
Add: Stock-based employee compensation as reported in the statements of operations	722	295	1,345	211	272
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(815)	(357)	(1,359)	(226)	(280)

Pro forma net income (loss)	$(4,890)	$(2,604)	$(1,881)	$(1,068)	$120

Pro forma net income (loss) attributable to common stockholders	(6,544)	(3,971)	(3,447)	(1,440)	(306)

Net income (loss), per share attributable to common stockholders — basic and diluted:
As reported	$(0.49)	$(0.29)	$(0.25)	$(0.11)	$(0.02)
Pro forma	$(0.49)	$(0.30)	$(0.25)	$(0.11)	$(0.02)

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes method with the following assumptions:

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(Unaudited)
Expected life	3.0 years	3.5 years	3.3 years	3.5 years	3.5 years
Risk-free interest rate	4.70%	3.50%	1.90%	2.35%	2.42%
Expected volatility	0%	0%	0%	0%	0%
Expected dividend yield	0%	0%	0%	0%	0%

      The volatility of the Company’s common stock underlying the employee options was not considered because the Company’s equity was not publicly traded in any period presented.

Net Income (Loss) Per Share

      Basic earnings (loss) per share is computed by dividing income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period. Weighted average shares exclude shares of common stock subject to lapsing repurchase rights by the Company. Diluted earnings (loss) per share is computed by dividing income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period increased to include dilutive potential common shares that were outstanding during the period. The dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method. The Company has excluded all convertible redeemable preferred stock, outstanding stock options and unvested common stock subject to repurchase from the calculation of diluted loss per share for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004 because such securities are antidilutive for these periods. The total number of potential common shares

WEBSIDESTORY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

excluded from the calculation of diluted loss per share for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004 are detailed in the following table:

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(Unaudited)
Potential common shares excluded from diluted loss per share:
Unvested common stock	—	—	1,075,297	—	1,220,807
Convertible redeemable preferred stock	19,381,761	19,719,535	19,719,535	19,719,535	19,719,535
Options and warrants	765,315	268,883	1,717,743	813,226	3,231,708

Total	20,147,076	19,988,418	22,512,575	20,532,761	24,172,050

      The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004 (in thousands, except share and per share data):

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(Unaudited)
Numerator:
Net loss attributable to common stockholders	$(6,451)	$(3,909)	$(3,433)	$(1,425)	$(298)
Denominator:
Denominator for basic and diluted loss per share — adjusted weighted average shares outstanding	13,245,133	13,322,946	14,006,950	13,326,466	15,621,191
Loss per share — basic and diluted:	$(0.49)	$(0.29)	$(0.25)	$(0.11)	$(0.02)

Income Taxes

      The Company provides for income taxes utilizing the liability method. Under the liability method, current income tax expense or benefit is the amount of income taxes expected to be payable or refundable for the current year. A deferred income tax asset or liability is computed for the expected future impact of differences between the financial reporting and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credit and loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Tax rate changes are reflected in income during the period such changes are enacted. Changes in ownership may limit the amount of net operating loss carryforwards that can be utilized annually in the future to offset taxable income (Note 11).

Revenue Recognition

      The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin (“SAB”), No. 104, Revenue Recognition in Financial Statements and EITF, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables.

WEBSIDESTORY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      Revenue is recognized when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the customer (in the case of subscription services, revenue recognition starts when the customer has access to the service); (3) the amount of fees to be paid by the customer is fixed or determinable; and (4) the collection of the Company’s fees is probable.

      Subscription revenues are recognized on a monthly basis over the term of the related service periods. Support revenues are included in subscription revenues, and are recognized over the term of the related contract as these services are considered to be inseparable from the subscription service. These arrangements generally do not contain rights of return. Subscription revenues that are invoiced and paid in advance of delivery of the service are recorded as deferred revenue in the accompanying consolidated balance sheets.

      Advertising revenue is recognized based on actual delivery of advertisements over the period in which the related advertisements are displayed. In the past, the Company’s obligations typically included the guarantee of a minimum number of impressions or click-throughs. Amounts owed to customers (presented as a component of accrued liabilities on the consolidated balance sheets) arose to the extent that minimum guaranteed impressions or click-throughs under prepaid advertising contracts were not met at the completion of the service period.

Deferred Commissions

      The timing of commission payments varies but typically 50% of the commissions are paid 30 days after access to the services are provided. The balance of the commissions is generally paid in 12 monthly installments. Deferred commissions are the incremental direct costs of sales commissions paid to the Company’s direct sales force. The commissions are deferred and amortized over the non-cancelable terms of the related customer contracts. The deferred commission amounts are recoverable through the future revenue streams under the non-cancelable customer contracts. Deferred commissions are included in other assets in the accompanying consolidated balance sheets. Amortization of deferred commissions is included in sales and marketing expense in the accompanying consolidated statements of operations.

      Deferred commissions as of December 31, 2002 and 2003 and March 31, 2004 were $100,000, $162,000 and $203,000, respectively.

Warranties and Indemnification

      The Company warrants certain levels of uptime reliability and permits its customers to receive credits or terminate their agreements in the event that the Company fails to meet those levels. The Company has rarely provided any such credits or termination rights.

      The Company’s subscription agreements generally require the Company to indemnify its customers for third party intellectual property infringement claims.

      The Company has also agreed to indemnify its directors and executive officers for costs associated with any fees, expenses, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person’s service as a director or officer, including any action by the Company, arising out of that person’s services as the Company’s director or officer or that person’s services provided to any other company or enterprise at the Company’s request.

WEBSIDESTORY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Advertising Expenses

      Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2001, 2002 and 2003 totaled $372,000, $1,000 and $50,000, respectively.

Unaudited Consolidated Financial Statements

      The interim financial statements as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 are unaudited and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, these unaudited consolidated financial statements reflect all adjustments necessary to present fairly the financial information set forth therein in accordance with accounting principles generally accepted in the United States. Operating results for interim periods are not necessarily indicative of operating results for an entire year. All financial statement disclosures related to the three months ended March 31, 2003 and 2004 are unaudited.

Unaudited Pro Forma Consolidated Balance Sheets

      If the initial public offering (the “IPO”) contemplated by the Company is completed as presently anticipated, all of the convertible redeemable preferred stock outstanding as of the closing will automatically convert into 19,719,535 shares of common stock based on the shares of convertible redeemable preferred stock outstanding at March 31, 2004.

      The unaudited pro forma balance sheet assumes that all of the redeemable preferred stock outstanding as of the closing will be mandatorily redeemed by the Company for $16,750,000 using the net proceeds of the IPO. The obligation to redeem the redeemable preferred stock is reflected in the unaudited pro forma balance sheet as a current liability.

Unaudited Pro Forma Net Income (Loss) Per Share

      Unaudited pro forma net loss per share is computed to give effect, even if antidilutive, to potential common shares from the convertible redeemable preferred stock that will automatically convert upon the closing of the Company’s proposed IPO (using the as-if converted method). In addition, the computation includes the number of common shares necessary (at the assumed offering price) to repay the redeemable preferred stock that is manditorily redeemable upon the closing of the proposed IPO (due to the uncertainty of the offering price, the impact of these common shares has been temporarily omitted and will be included once pricing information is inserted into the Registration Statement). Unaudited pro forma net loss per share for the year ended December 31, 2003 excludes 1,717,743 potential common shares related to common stock options and warrants and 1,075,297 shares of unvested common stock subject to repurchase as their impact would be antidilutive. Unaudited pro forma net income (loss) per share for the three months ended March 31, 2004 excludes options and warrants to purchase 3,231,708 and 1,220,807 shares of unvested common stock subject to the Company’s repurchase rights as their impact would be antidilutive.

WEBSIDESTORY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      A reconciliation of net income (loss) attributable to common stockholders and weighted-average shares used in computing basic and diluted income (loss) per share to unaudited basic and diluted pro forma net income (loss) per share follows (in thousands, except share and per share data):

	Year Ended			Three Months
	December 31,			Ended March 31,
	2003			2004

	(Unaudited)
Net income (loss) attributable to common stockholders used in computing basic and diluted loss per share		$(3,433)		$(298)
Elimination of accretion of discount on redeemable preferred stock		1,566		426

Net income (loss) attributable to common stockholders used in computing basic and diluted pro forma net income (loss) per share		$(1,867)		$128

Shares used in computing basic and diluted income (loss) per share		14,006,950		15,621,191
Adjustment to reflect assumed conversion of convertible redeemable preferred stock		19,719,535		19,719,535
Adjustment to reflect assumed issuance of common stock to repay redeemable preferred stock (at assumed public offering price of $XX per share)		(Place Holder	)	(Place Holder )

Shares used in computing basic and diluted pro forma net income (loss) per share		(Place Holder	)	(Place Holder )

Pro forma net income (loss) per share, basic and diluted	$	(XX	)	$ XX

      The amount of the remaining unamortized discount on the redeemable preferred stock on the date that it is actually redeemed will be recorded as a dividend in arriving at net loss attributable to common stockholders. The unamortized discount as of March 31, 2004 was $2,274,000.

3.	Composition of Certain Balance Sheet Captions

      The following table sets forth the components of property and equipment, net (in thousands):

	December 31,
			March 31,
	2002	2003	2004

			(Unaudited)
Property and Equipment, Net
Computers and office equipment	$5,667	$6,383	$6,726
Furniture and fixtures	836	859	868
Leasehold improvements	452	452	452

	6,955	7,694	8,046
Accumulated depreciation and amortization	(5,240)	(6,450)	(6,674)

	$1,715	$1,244	$1,372

      The Company leases certain computer and office equipment under capital leases. As of December 31, 2002 and 2003 and the three months ended March 31, 2004, $132,000, $132,000 and $132,000 of such equipment are included in property and equipment, respectively. Accumulated amortization relating to

WEBSIDESTORY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

certain computer and office equipment under capital leases totaled $97,000, $114,000 and $119,000 at December 31, 2002 and 2003 and the three months ended March 31, 2004, respectively.

      The following table sets forth the components of accrued liabilities (in thousands):

	December 31,
			March 31,
	2002	2003	2004

			(Unaudited)
Accrued Liabilities:
Accrued bonuses and commissions	$356	$554	$471
Accrued payroll and vacation	226	285	522
Other accrued expenses	61	234	292

	$643	$1,073	$1,285

4.	Redeemable Preferred Stock and Convertible Redeemable Preferred Stock

Redeemable Preferred Stock and Series A Convertible Redeemable Preferred Stock

      In June 1999, new investors purchased 1,566,115 shares of common stock from the Company’s founders and a key executive for an aggregate purchase price of $25,000,000. At the same time, the investors purchased 100 shares of redeemable preferred stock and 15,034,712 shares of Series A convertible redeemable preferred stock for aggregate consideration of (1) $5,000,000 and (2) the contribution of the shares of common stock purchased from the founders and key executive. Because the common stock was purchased on a pro rata basis from the founders and key executive, the excess of the purchase price of the common stock over its fair value was recorded as a dividend and charged to accumulated deficit.

      In June 2000, the existing investors purchased 1,754,034 additional shares of Series A convertible redeemable preferred stock and 12 additional shares of redeemable preferred stock for an aggregate consideration of $3,500,000.

      The June 1999 and 2000 transactions are collectively referred to as the Series A financing. The Series A financing resulted in aggregate consideration to the Company of $33,197,000 ($33,500,000 less issuance costs of $303,000), which has been allocated to the redeemable preferred stock and the Series A convertible redeemable preferred stock based on their relative fair values. The fair value was ascribed to the redeemable preferred stock and the Series A convertible redeemable preferred stock resulting in a discount and premium, respectively, to the two securities. The redeemable preferred stock and Series A convertible redeemable preferred stock are mandatorily redeemable for $16,750,000 for the redeemable preferred stock and $16,750,000 for the Series A convertible redeemable preferred stock payable in three equal annual installments beginning June 18, 2005. In addition, the redeemable preferred stock is mandatorily redeemable for $16,750,000 in the event of the closing of a public offering by the Company. The discount on the redeemable preferred stock is accreted using the effective interest method over the term of the security. The premium on the Series A convertible redeemable preferred stock for the June 1999 transaction is adjusted using the effective interest method over the term of the security. The premium on the Series A convertible redeemable preferred stock for the June 2000 transaction was adjusted immediately due to the beneficial conversion feature embedded in the Series A convertible redeemable preferred stock resulting in $2,719,000 charged to accumulated deficit at the time of this transaction.

WEBSIDESTORY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Series B Convertible Redeemable Preferred Stock

      In December 2000, the existing investors purchased 11,590,535 shares of Series B convertible redeemable preferred stock in exchange for aggregate consideration of $7,416,000 ($7,500,000 less issuance costs of $84,000). Because the Series B convertible redeemable preferred stock is mandatorily redeemable for $7,500,000, payable in three equal annual installments beginning June 18, 2005, the resulting discount is accreted, using the effective interest method over the term.

Series C Convertible Redeemable Preferred Stock

      In March 2001, new investors purchased 2,054,794 shares of Series C convertible redeemable preferred stock in exchange for aggregate consideration of $2,959,000 ($3,000,000 less issuance costs of $41,000). Because the Series C convertible redeemable preferred stock is mandatorily redeemable for $3,000,000, payable in three equal annual installments beginning June 18, 2005, the resulting discount is accreted, using the effective interest method over the term.

Series D Convertible Redeemable Preferred Stock

      In April 2003, the Company granted the Company’s new chief executive officer a warrant (Note 6) to purchase 48 shares of Series D convertible redeemable preferred stock at an exercise price of $0.001 per share (the “Series D Warrant”), which converts into 1,062,381 shares of common stock. In the event the Series D Warrant is fully exercised, the Series D convertible redeemable preferred stock will be mandatorily redeemable for an aggregate redemption price of $1,551,000, payable in three equal annual installments beginning June 18, 2005.

      At December 31, 2003 and March 31, 2004, redeemable preferred stock and convertible redeemable preferred stock consisted of the following:

	Shares
			Aggregate
		Issued and	Liquidation
	Authorized	Outstanding	Preference

			(in
			thousands)
Redeemable	112	112	$16,750
Series A convertible redeemable	16,788,746	16,788,746	16,750
Series B convertible redeemable	11,590,535	11,590,535	7,500
Series C convertible redeemable	2,054,794	2,054,794	3,000
Series D convertible redeemable	48	—	1,551

	30,434,235	30,434,187	$45,551

      The rights, preferences and privileges of the preferred stock are as follows:

Dividends

      The holders of Series B and C convertible redeemable preferred stock are entitled to receive cumulative annual dividends out of any assets legally available prior and in preference to any declaration or payment of any dividend on the common stock at the rates of $0.0388 and $0.0876 per share per annum, respectively, when and if declared by the Company’s board of directors. After payment of the dividend preference, outstanding shares of all classes of convertible redeemable preferred stock participate on an as-converted basis with shares of common stock as to any additional declarations or payments of any dividend. The holders of redeemable preferred stock are not entitled to receive any dividends. As of December 31, 2003 and March 31, 2004, no dividends have been declared or paid.

WEBSIDESTORY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Conversion

      Each share of convertible redeemable preferred stock is automatically convertible, at the option of the holders of at least two-thirds of the outstanding convertible redeemable preferred stock, into the number of fully paid and non-assessable shares of common stock, which results from multiplying each share of redeemable convertible preferred stock by the applicable conversion rate per share at the time of conversion. Each share of Series A, B, C and D convertible redeemable preferred stock has anti-dilution protection. As of December 31, 2003 and March 31, 2004, the conversion rate per share of Series A, B, C and D preferred stock, were 0.3618, 1.0000, 1.0000 and 22,132.9493, respectively.

      In addition, each share of Series A, B, C and D convertible redeemable preferred stock will automatically convert into common stock, at the conversion rate then in effect, immediately on the closing of the sale of the Company’s common stock in an underwritten public offering (1) with aggregate proceeds attributable to the Company, net of underwriting discounts and commissions, of at least $20 million, (2) at a price per share of at least $2.25, (3) the value of the Company immediately prior to the offering is equal to or greater than $150 million, (4) the common stock offered for sale is listed on either the New York Stock Exchange or the Nasdaq National Market and (5) all outstanding shares of the Company’s redeemable preferred stock and all declared but unpaid dividends thereon are paid in full.

      The redeemable preferred stock is not convertible into common stock.

Liquidation Preferences

      In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series D convertible redeemable preferred stock will be entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of common stock, Series A, B or C convertible redeemable preferred stock and redeemable preferred stock, an amount per share equal to the sum of (1) the product of 0.00068 times the amount of assets and funds of the Company available for distribution to its stockholders plus (2) any declared but unpaid dividends on the Series D convertible redeemable preferred stock; provided, however that such amount shall not exceed $32,314.61 per share of Series D convertible redeemable preferred stock.

      After completion of the payment to the holders of the Series D convertible redeemable preferred stock, the holders of redeemable preferred stock will be entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of common stock or Series A, B or C convertible redeemable preferred stock, an amount per share equal to $150,000 per share.

      If upon the occurrence of such event, the assets and funds available for distribution among the holders of the redeemable preferred stock are insufficient to permit the payment of this preferential amount in full, the entire assets and funds legally available for distribution will be distributed ratably among the holders of the redeemable preferred stock in proportion to the aggregate liquidation preference each such holder is otherwise entitled to receive.

      After completion of the payment to the holders of the Series D convertible redeemable preferred stock and the redeemable preferred stock, the holders of Series A, B and C convertible redeemable preferred stock will be entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of common stock, an amount per share equal to the sum of $0.9977, $0.64708, and $1.46 per share, respectively, plus any declared but unpaid dividends on shares of Series B or C convertible redeemable preferred stock.

      If, upon the occurrence of such event, the assets and funds available for distribution among the holders of Series A, B and C convertible redeemable preferred stock are insufficient to permit the payment of these preferential amounts in full, the entire assets and funds legally available for distribution will be

WEBSIDESTORY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

distributed ratably among the holders of the Series A, B and C convertible redeemable preferred stock in proportion to the aggregate liquidation preference that each such holder is otherwise entitled to receive.

      After completion of distribution to the preferred stockholders, the remaining assets of the Company will be distributed to the holders of convertible redeemable preferred stock and common stock together in proportion to the number of shares of common stock held by each, assuming conversion into common stock of all shares of convertible redeemable preferred stock; provided, that if the holders of Series A convertible redeemable preferred stock would receive an amount that exceeds five times their liquidation preference due to their right to participate with the holders of common stock, without taking into account the payment of their initial liquidation preference, then the holders of Series A convertible redeemable preferred stock will not be entitled to receive their liquidation preference.

      A merger or consolidation of the Company into another entity in which the stockholders of the Company own less than 50% of the voting stock of the surviving company, the sale, transfer or lease of substantially all of the assets of the Company or any other transaction that results in the transfer of 50% of the voting stock of the Company will be deemed a liquidation, dissolution or winding up of the Company.

Voting Rights

      Each share of convertible redeemable preferred stock is entitled to one vote for each share of common stock into which such share of preferred stock is convertible on the record date for any vote, or effective date of any written consent, as applicable. In addition, the holders of the Series A and B convertible redeemable preferred stock, voting together as a single class, are generally entitled to elect two members to the Company’s board of directors. The holders of convertible redeemable preferred stock vote with the holders of common stock for the election of the other members to the Company’s board of directors. The Company is generally prohibited from taking certain actions without the consent of the holders of at least two-thirds of the outstanding convertible redeemable preferred stock, voting together as a single class.

      The holders of redeemable preferred stock are generally not entitled to vote; provided, however, that the Company is prohibited from taking certain actions without the consent of the holders of two-thirds of the outstanding redeemable preferred stock, voting as a single class.

5.	Restricted Stock

      On April 1, 2003, the Company and its new chief executive officer (“new CEO”) entered into a common stock purchase agreement in which the new CEO purchased 2,000,000 shares of common stock at a purchase price of $0.001 per share. Of the 2,000,000 shares purchased, 500,000 shares were fully vested at the purchase date. The remaining 1,500,000 shares purchased are subject to the Company’s right to repurchase such shares at the original purchase price in the event the new CEO’s employment with the Company terminates. The Company’s repurchase right will lapse as to these shares in equal monthly installments over the three years following April 2003. Upon a change of control of the Company, the Company’s repurchase right will lapse as to 75% of the remaining unvested shares of common stock. In addition, in the event that the new CEO’s employment is terminated by the Company other than for cause or if the new CEO resigns for good reason, the Company’s repurchase right will lapse as to 50% of the shares of restricted stock remaining unvested on the date of termination. If any termination of the new CEO’s employment by the Company other than for cause or as a result of his resignation for good reason occurs within 135 days prior to the date the Company enters into an agreement for a change of control or within 12 months following a change of control, the Company’s repurchase right will lapse as to all of the shares of restricted stock remaining unvested on the date of termination. If the new CEO dies or his employment is terminated as a result of his disability, the Company’s repurchase right will lapse as to 25% of the shares of restricted stock remaining unvested on the date of death or termination. The Company measured total unearned stock-based compensation of $742,000 based on an April 1, 2003 common stock

WEBSIDESTORY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

fair value of $0.37 per share. The fair value of the Company common stock was determined by the board of directors based upon its own assessment of the valuation of the Company at the time of issuance, with the assistance of an independent valuation analysis. This amount is being amortized over the vesting term using an accelerated method in accordance with FIN 28. Amortization of stock-based compensation expense of $440,000 was recorded during 2003 related to this transaction.

      On July 29, 2003, the Company and its general counsel entered into a common stock purchase agreement in which the general counsel purchased 553,635 shares of common stock at a purchase price of $0.001 per share. Of these shares, 370,000 shares were immediately vested on July 29, 2003. The remaining shares of restricted stock are subject to the Company’s right to repurchase such shares at the original purchase price in the event the general counsel’s employment with the Company terminates. The Company’s repurchase right lapses as to the remaining shares of restricted stock in 24 equal monthly installments and these shares will be fully vested on July 29, 2005. Upon a change of control, as defined in the general counsel’s common stock purchase agreement, or in the event the general counsel’s employment is terminated as a result of his death or disability, the Company’s repurchase right will lapse as to 100% of the remaining unvested shares of restricted stock. As a result of the above, the Company measured total unearned stock-based compensation of $369,000 based on a July 29, 2003 common stock fair value of $0.67 per share, which is being amortized over the vesting term using an accelerated graded method in accordance with FIN 28. Amortization of stock-based compensation expense of $286,000 was recorded during 2003 related to this transaction.

6. Warrants

      In April 2003, the Company granted the new CEO the Series D Warrant. The Series D Warrant can be exercised to purchase 48 shares of convertible redeemable preferred stock, at an exercise price of $0.001 per share. The Series D Warrant becomes exercisable as to 25% of the shares subject to the warrant on the first anniversary of the date of commencement of the new CEO’s employment with the Company and such warrant will become exercisable as to the remaining shares subject to the warrant in equal monthly installments over the three years thereafter, subject to the new CEO’s continued employment on such dates. Upon a change of control of the company, as defined in the new CEO’s employment agreement, the Series D Warrant will become fully exercisable into 1,062,381 shares of common stock. In addition, in the event the new CEO’s employment is terminated by the Company other than for cause or if the new CEO resigns for good reason, the Series D Warrant will become immediately exercisable as to 50% of the shares remaining unvested on the date of termination. The new CEO’s right to exercise the warrant will continue for a period of 140 days following his termination by the Company for any reason. If any termination of the new CEO’s employment by the Company other than for cause or as a result of his resignation for good reason occurs within 135 days prior to the date the Company enters into an agreement for a change of control or within 12 months following a change of control, such warrant will become exercisable as to 100% of the shares remaining unvested on the date of the change of control. If the new CEO dies or his employment is terminated as a result of his disability, the Series D Warrant will become immediately exercisable as to 25% of the shares remaining unvested on the date of death or termination. In addition, the new CEO’s (or his estate’s) right to exercise the Series D Warrant will continue for a period of 140 days following his death or disability. The Company measured total unearned stock-based compensation of $764,000 representing the fair value of the Series D warrant as of the date of grant. The fair value of the Series D warrant was determined by the board of directors based upon its assessment of the valuation of the Company at the time of issuance, with the assistance of an independent valuation. This amount is being amortized over the vesting term using an accelerated graded method in accordance with FIN 28. Amortization of stock-based compensation expense of $298,000 was recorded during 2003 related to this transaction.

WEBSIDESTORY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The Company had the following common stock warrants outstanding and exercisable as of December 31, 2003 associated with its borrowings with a commercial bank:

Number of Shares	Expiration Date	Exercise Price

10,000	March 2005	$10.80
231,840	February 2006	0.65
120,767	April 2006	1.46

362,607

      The fair value of these warrants was calculated and recorded as a deferred facility fee and amortized to interest expense over the life of the loan. There was no ongoing arrangement or outstanding debt with this bank as of December 31, 2003.

      In February 2001, the Company issued a warrant to purchase 30,000 shares of common stock at $0.65 per share to its corporate counsel in exchange for legal services rendered to the Company. The fair value of the warrant was recorded as general and administrative expense at that time as all services had been performed at the time of grant.

7.	Common Stock

      As of December 31, 2003 and March 31, 2004, 43,128,211 shares of common stock were authorized and 16,021,063 and 17,196,974 shares, respectively, were issued and outstanding.

Dividend Rights

      Subject to the rights of the holders of convertible redeemable preferred stock and the redeemable preferred stock, holders of common stock are entitled to non-cumulative dividends when and if declared by the Company’s board of directors. As of December 31, 2003 and March 31, 2004, no dividends have been declared or paid.

8.	Stock Option Plans

      The Company’s 2000 Equity Incentive Plan (the “2000 plan”) was initially adopted by the Company’s board of directors in November 1999. The 2000 plan amended and restated and superseded the Company’s 1998 Stock Option Plan and the Company’s 1999 Stock Option plan. All options outstanding under the 1998 plan and the 1999 plan at the time the Company’s 2000 plan was adopted became subject to the terms and provisions of the 2000 plan. As of December 31, 2003, no more than 6,683,153 common shares may be issued under the 2000 plan, and 836,611 common shares are available for issuance under the 2000 plan. Options, restricted stock and stock bonuses under the 2000 plan may be granted to individuals who are then the Company’s officers or employees or are the officers or employees of any of the Company’s subsidiaries. Such awards may also be granted to the Company’s non-employee directors or consultants, but only employees may be granted incentive stock options (“ISOs”). The 2000 plan provides that the Company’s compensation committee may grant or issue stock options, restricted stock or stock bonuses or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award. In the event of a change of control where the acquiror does not assume or replace awards granted under the 2000 plan, such awards that are held by participants whose employment or service with the Company has not terminated will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. All awards that are not exercised prior to the change of control will terminate. In the event of a dissolution or liquidation of the Company, then all outstanding awards under the 2000 plan will terminate immediately prior to such event to the extent not exercised. Vesting provisions and other

WEBSIDESTORY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

terms and conditions are determined by the compensation committee at the time of grant. Options granted under our stock option plans generally vest over four years. Options generally expire ten years from the date of grant. The Company measured total unearned stock-based compensation of $330,000 based on the fair value at the time of the grants, which is being amortized over the vesting term using an accelerated graded method in accordance with FIN 28. Amortization of stock-based compensation expense of $320,000 was recorded during 2003 related to grants under the 2000 plan.

      Stock option transactions under the 2000 plan are summarized as follows:

		Weighted-
		Average
	Options	Exercise
	Outstanding	Prices

Balance at December 31, 2000	1,377,666	$3.08
Granted	3,295,540	0.26
Exercised	(884,579)	0.24
Forfeited	(1,365,120)	1.47

Balance at December 31, 2001	2,423,507	1.19
Granted	1,819,970	0.24
Exercised	(6,940)	0.24
Forfeited	(509,969)	0.84

Balance at December 31, 2002	3,726,568	0.78
Granted	1,269,900	0.24
Exercised	(142,495)	0.24
Forfeited	(1,040,394)	0.95

Balance at December 31, 2003	3,813,579	0.57
Granted	920,400	1.47
Exercised	(1,175,911)	0.24
Forfeited	(53,358)	0.27

Balance at March 31, 2004	3,504,710	0.92

Options exercisable at March 31, 2004	1,252,372	1.19
Options exercisable at December 31, 2003	2,150,599	0.77
Options exercisable at December 31, 2002	1,234,325	1.49
Options exercisable at December 31, 2001	540,997	2.65

WEBSIDESTORY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The weighted-average grant-date fair value per share of options granted for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004 was as follows:

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(Unaudited)
Weighted-average fair value:
Options granted below fair value	—	—	0.40	0.12	0.28
Options granted above fair value	—	—	—	—	—
Options equal to fair value	0.03	0.03	—	—	—
Weighted-average exercise price:
Options granted at or below fair value	0.26	0.24	0.24	0.24	1.47
Options granted above fair value	—	—	—	—	—

      In January 2001, the Company’s former chief executive officer (the “former CEO”) exercised an option to purchase 884,325 shares of common stock with an exercise price of $0.24 per share and paid the aggregate exercise price by issuing to the Company a full recourse promissory note in the amount of $221,000. The promissory note was paid in full on February 6, 2001 from a bonus award granted to the former CEO on that same date by the Company’s board of directors. The bonus was charged to general and administrative expense during the period in which it was earned. The original grant provided that the stock issuable upon exercise of the option would vest in equal monthly installments commencing October 1, 2001 and ending July 1, 2003. The Company entered into a transition agreement with the former CEO, pursuant to which, all of the former CEO’s unvested shares vested immediately upon the former CEO’s termination of employment on March 31, 2003. The agreement also provided for an extension of his exercise period. The change to the option agreement resulted in a remeasurement of the options resulting in a charge to stock-based compensation of $132,000, representing the difference between the fair value and the exercise price on the date of remeasurement.

      The following table summarizes information about all options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable

		Weighted-	Weighted-		Weighted-
		Average	Average		Average
Exercise	Number	Remaining	Exercise	Number	Exercise
Prices	Outstanding	Life (Years)	Price	Exercisable	Price

$0.24	3,187,413	8.5	$0.24	1,603,400	$0.24
0.54	184,166	7.5	0.54	135,714	0.54
1.40	210,375	6.0	1.40	209,278	1.40
2.72	100,625	6.3	2.72	91,550	2.72
3.12	3,125	6.4	3.12	2,824	3.12
4.16	78,000	6.5	4.16	57,958	4.16
8.00	30,125	5.0	8.00	30,125	8.00
8.80	19,750	5.5	8.80	19,750	8.80

	3,813,579	8.1	$0.57	2,150,599	$0.77

9.	Qualified Retirement Plan

      The Company maintains an employee savings plan that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the savings plan, participating employees may contribute a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit.

WEBSIDESTORY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Additionally, the Company may elect to make matching contributions into the savings plan at its sole discretion. To date, the Company has not made any matching contributions into the savings plan.

10.	Commitments and Contingencies

      The Company leases its office facilities and certain automobiles and office equipment under non-cancelable operating lease arrangements that expire on various dates through January 2007 and, with respect to the office leases, contain certain renewal options. Rent expense under non-cancelable operating lease arrangements is accounted for on a straight-line basis and totaled $1,445,000, $1,245,000 and $1,228,000 during 2001, 2002 and 2003, respectively. Rent expense for the year ended December 31, 2001, 2002 and 2003 was net of sublease income of $301,000, $678,000 and $720,000, respectively.

      From time to time, we are subject to various legal proceedings in the ordinary course of our business. We investigate these claims as they arise. We are not currently subject to any legal proceedings that we believe would have a material impact on our business. However, the outcome of any such proceedings cannot be known with certainty.

      Future minimum lease payments and sublease income under non-cancelable operating lease arrangements are as follows at December 31, 2003 (in thousands):

	Gross	Sublease	Net
	Payments	Income	Payments

Year Ending December 31,
2004	$1,732	$684	$1,048
2005	1,779	707	1,072
2006	1,807	725	1,082
2007	45	18	27
2008	—	—	—

Total minimum payments	$5,363	$2,134	$3,229

11. Income Taxes

      The components of the provision for (benefit from) income taxes are as follows (in thousands):

	Year Ended December 31,

	2001	2002	2003

Current
Federal	$(33)	$(21)	$—
State	16	2	2
Foreign	9	—	68

	(8)	(19)	70

Deferred
Federal	—	—	—
State	—	—	—
Foreign	—	—	(101)

	—	—	(101)

	$(8)	$(19)	$(31)

WEBSIDESTORY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      Deferred tax assets and liabilities are comprised of the following (in thousands):

	2002	2003

Deferred Tax Assets
Accrued bonuses and vacation	$120	$159
Allowance for doubtful accounts	218	211
Stock-based compensation related to nonstatutory stock options	86	594
Depreciation and amortization	352	433
Net operating loss carryforward	4,961	5,191
Deferred Rent	158	165
Federal research and development credits	166	166
Other	110	94

	6,171	7,013
Deferred Tax Liabilities
Capitalized software and website development costs	—	(42)

	6,171	6,971
Valuation allowance	(6,171)	(6,870)

	$—	$101

      The Company has established a valuation allowance against its domestic deferred tax assets as it is more likely than not that these assets will not be realized.

      At December 31, 2003, the Company had a federal net operating loss carryforward of approximately $13,998,000 and a state net operating loss carryforward of approximately $7,410,000, which may be available to offset future taxable income. The federal net operating loss carryforwards will begin to expire in 2019. The state net operating loss carryforwards will begin to expire in 2005. Additionally, the Company had federal research and development tax credits of $166,000 and state research and tax credits of $114,000. The federal research and development tax credits will begin to expire in 2016. Pursuant to Section 382 of the Internal Revenue Code, annual use of the Company’s net operating loss and credit carryforwards may be limited should a change of control occur for tax purposes.

      A reconciliation of the income tax expense computed using the U.S. federal statutory tax rate (34%) and the Company’s provision for income taxes follows (in thousands):

	2001	2002	2003

Computed expected federal tax expense	$(1,638)	$(871)	$(666)
State taxes, net of federal benefit	(240)	(133)	(90)
Stock-based compensation expense	245	78	23
Other	(1)	(19)	3
Valuation allowance	1,626	926	699

	$(8)	$(19)	$(31)

                 Shares

Common Stock

PROSPECTUS

FRIEDMAN BILLINGS RAMSEY	RBC CAPITAL MARKETS

WILLIAM BLAIR & COMPANY	ROTH CAPITAL PARTNERS

        Until                , 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market application fee.

SEC registration fee		$7,286
NASD filing fee		6,250
Nasdaq National Market listing fee		100,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment

ITEM 14.	Indemnification of Directors and Officers

      As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

      These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

      As permitted by Section 145 of the Delaware General Corporation Law, our bylaws provide that:

•	we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our bylaws are not exclusive.

      Our amended and restated certificate of incorporation, a form of which is attached as Exhibit 3.1 hereto, and our amended and restated bylaws, attached as Exhibit 3.2 hereto, provide for the indemnification provisions described above and elsewhere herein. In addition, we have entered into separate indemnification agreements, a form of which is attached as Exhibit 10.25 hereto, with our directors and officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

      The form of Underwriting Agreement, attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us and our officers and directors for specified liabilities, including matters arising under the Securities Act.

ITEM 15. Recent Sales of Unregistered Securities

      Since January 1, 2001, we have issued unregistered securities to a limited number of persons as described below. All share amounts and per share prices have been retroactively adjusted to give effect to a                 reverse stock split of our common stock that occurred in                 2004.

      (1) In March 2001, we issued and sold an aggregate of 2,054,794 shares of Series C convertible redeemable preferred stock to accredited investors at a per share price of $1.46 for an aggregate consideration of $3.0 million. Upon completion of this offering, these shares of Series C convertible redeemable preferred stock will convert into 2,054,794 shares of our common stock at a conversion price of $1.46 per share.

      (2) In February 2001, we issued a warrant to Imperial Bancorp to purchase 231,840 shares of our common stock with an exercise price of $0.647 per share. We issued this warrant in connection with a subordinated bridge loan, as consideration for $100,000 of the $200,000 put right associated with the subordinated bridge loan. We paid in cash the remaining $100,000 of the $200,000 put right. This warrant had a fair value of $168,000, using the Black-Scholes valuation model. Upon completion of this offering, this warrant will automatically become exercisable for 231,840 shares of our common stock with an exercise price of $0.647 per share.

      (3) In February 2001, we issued a warrant to Gray Cary Ware & Friedenrich LLP to purchase 30,000 shares of our common stock with an exercise price of $0.647 per share. This warrant was issued as consideration for legal services rendered to us by this law firm. This warrant had a fair value of $100,000, using the Black-Scholes valuation model. Upon completion of this offering, this warrant will automatically become exercisable for 30,000 shares of our common stock with an exercise price of $0.647 per share.

      (4) In April 2001, we issued a warrant to Imperial Creditcorp to purchase 120,767 shares of our common stock with an exercise price of $1.46 per share. This warrant was issued in connection with a revolving line of credit, as consideration for the amendment of credit terms from this entity. This warrant had a fair value of $7,000 using the Black-Scholes valuation model. Upon completion of this offering, this warrant will automatically become exercisable for 120,767 shares of our common stock with an exercise price of $1.46 per share.

      (5) In April 2003, we issued a warrant to Jeffrey W. Lunsford to purchase 48 shares of Series D convertible redeemable preferred stock with an exercise price of $0.001 per share. This warrant was issued in connection with Mr. Lunsford’s offer of employment. This warrant had a fair value of $765,000, using the Black-Scholes valuation model. Upon completion of this offering, this warrant will automatically become exercisable for 1,062,381 shares of our common stock with an exercise price of $0.001 per share. Additionally, in April 2003, we issued and sold an aggregate of 2,000,000 shares of common stock to Mr. Lunsford for a purchase price of $0.001 per share.

      (6) In July 2003, we issued and sold an aggregate of 553,635 shares of common stock to Michael S. Christian for an aggregate consideration of $553.64. These shares were issued in connection with Mr. Christian’s employment.

      (7) Between January 1, 2001 and March 31, 2004, we have granted options to purchase shares of common stock to employees and directors under our stock option plans at exercise prices ranging from $0.001 to $8.80 per share.

      Of the options granted, 2,678,943 remain outstanding, 3,141,274 shares of common stock have been purchased pursuant to exercises of stock options and 3,411,182 shares have been cancelled and returned to the stock option plan pool as of March 31, 2004.

      The offer, sale and issuance of the preferred stock described in paragraph (1) was deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D in that the issuance of preferred stock to the accredited investors did not involve a public offering. The purchasers of preferred stock in this transaction represented their intention to acquire the preferred stock for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. Each of the recipients of preferred stock in this transaction were accredited investors under Rule 501 of Regulation D.

      The offers, sales and issuances of the securities described in paragraphs (2), (3), (4), (5) and (6) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act in that the issuance of securities to the recipients did not involve a public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. Each of the recipients of securities in the transactions described in paragraphs (2) through (6) were accredited or sophisticated persons and had adequate access, through employment, business or other relationships, to information about us.

      The offers, sales and issuances of the options and common stock described in paragraph (7) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under such rule. The recipients of such options and common stock were our employees, directors or bona fide consultants and received the securities under our stock option plans. Appropriate legends were affixed to the share certificates issued in such transactions. Each of these recipients had adequate access, through employment or other relationships, to information about us.

      There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

ITEM 16. Exhibits and Financial Statement Schedules

      (a) Exhibits.

Exhibit
Number		Exhibit Title

1	.1*	Form of Underwriting Agreement.
3	.1*	Form of Amended and Restated Certificate of Incorporation to be in effect upon completion of this offering.
3	.2*	Form of Amended and Restated Bylaws to be in effect upon completion of this offering.
3.3		Fourth Restated Certificate of Incorporation, as currently in effect.

Exhibit
Number		Exhibit Title

3.4		Bylaws, as currently in effect.
4	.1*	Form of Specimen Common Stock Certificate.
4	.2(1)	Registration Rights Agreement, as amended, by and among the Company and certain investors set forth therein, dated June 18, 1999.
4	.3(1)	Warrant to Purchase Common Stock, by and between the Company and Imperial Bancorp, dated March 27, 2000.
4	.4(1)	Warrant to Purchase Common Stock, by and between the Company and Imperial Bankcorp, dated February 2, 2001.
4	.5(1)	Warrant to Purchase Common Stock, by and between the Company and Gray Cary Ware & Friedenrich LLP, dated February 6, 2001.
4	.6(1)	Warrant to Purchase Common Stock, by and between the Company and Imperial Creditcorp, dated April 30, 2001.
4	.7(1)+	Warrant to Purchase Series D Convertible Preferred Stock, by and between the Company and Jeffrey W. Lunsford, dated April 1, 2003.
5	.1*	Opinion of Latham & Watkins LLP.
10	.1(1)+	Amended and Restated 2000 Equity Incentive Plan.
10	.2*+	2004 Equity Incentive Award Plan.
10	.3(1)	Terms for Delivery of Service and Customer Order Summary between the Company and Level (3) Communications, Inc., dated November 20, 2001.
10	.4(1)	Addendum to Terms for Delivery of Service between the Company and Level (3) Communications, Inc., dated November 20, 2001.
10	.5(1)	Office Lease, between the Company and LNR Seaview, Inc., dated August 23, 1999.
10	.6(1)	First Amendment to Office Lease, between the Company and LNR Seaview, Inc., dated July 3, 2001.
10	.7(1)	Sublease between the Company and RF Magic, Inc., dated July 3, 2001.
10	.8(1)	Sublease between the Company and Avexus, Inc., dated July 6, 2001.
10	.9(1)	Addendum to Sublease between the Company and Avexus, Inc., dated April 18, 2002.
10	.10(1)	Amendment to Sublease between the Company and RF Magic, Inc., dated September 10, 2003.
10	.11(1)+	Confidentiality Agreement and Terms of Employment, between the Company and Michael S. Christian, dated April 25, 2000.
10	.12(1)+	Employment Agreement, between WebSideStory Holding B.V. and Daniel Guilloux, dated as of July 1, 2000.
10	.13(1)+	Amendment to Employment Agreement, between WebSideStory Holding B.V. and Daniel Guilloux, dated November 15, 2002.
10	.14(1)+	Offer Letter, between the Company and Christopher Reid, dated February 12, 2003.
10	.15(1)+	Transition Agreement, between the Company and John J. Hentrich, dated March 31, 2003.
10	.16*+	Amended and Restated Employment Agreement, between the Company and Jeffrey W. Lunsford, dated July , 2004.
10	.17(1)+	Offer Letter, between the Company and Rand Schulman, dated May 15, 2003.
10	.18(1)+	Offer Letter, between the Company and Thomas D. Willardson, dated March 23, 2004.
10	.19(1)†	Revised Master Service Agreement among the Company, Buena Vista Internet Group, ESPN Internet Ventures, ABCNews Internet Ventures, Infoseek Corporation, ABC Multimedia, Inc. and Walt Disney Parks & Resorts Online dated August 29, 2003.

Exhibit
Number		Exhibit Title

10	.20(1)†	Amendment to Revised Master Service Agreement among the Company, Buena Vista Internet Group, ESPN Internet Ventures, ABCNews Internet Ventures, Infoseek Corporation, ABC Multimedia, Inc. and Walt Disney Parks & Resorts Online dated March 31, 2004.
10	.21(1)†	Patent Cross-License Agreement between the Company and NetIQ Corporation dated December 12, 2003.
10	.22(1)†	Salesforce.com JoinForces Product Alliance Program Agreement, dated May 21, 2004, between the Company and Salesforce.com, Inc.
10	.23(1)+	Common Stock Purchase Agreement, between the Company and Jeffrey W. Lunsford, dated April 1, 2003.
10	.24(1)+	Common Stock Purchase Agreement, between the Company and Michael S. Christian, dated July 29, 2003.
10	.25*+	Form of Indemnification Agreement.
10	.26(1)	Second Addendum to Terms for Delivery of Service between the Company and Level (3) Communications, Inc., dated April 4, 2003.
10	.27*+	Form of Change of Control Agreement.
23.1		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
23	.2*	Consent of Latham & Watkins LLP. (Included in Exhibit 5.1).
24	.1(1)	Power of Attorney.

(1)	Previously filed.
*	To be filed by amendment.
†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.
+	Indicates management contract or compensatory plan.

      (b) Financial Statement Schedules.

      Schedule II Valuation and Qualifying Accounts and Reserves (in thousands)

	Year Ended December 31, 2003

	Beginning	Charged to costs		Ending
	balance	and expenses	Deductions	balance

Allowance for doubtful accounts	$595	$274	$316	$553

	Year Ended December 31, 2002

	Beginning	Charged to costs		Ending
	balance	and expenses	Deductions	balance

Allowance for doubtful accounts	$581	$330	$316	$595

	December 31, 2001

	Beginning	Charged to costs		Ending
	balance	and expenses	Deductions	balance

Allowance for doubtful accounts	$607	$1,061	$1,087	$581

      All other schedules of which provision is made in the applicable regulation of the SEC have been omitted because the information is disclosed in the consolidated financial statements or because such schedules are not required or are not applicable.

ITEM 17. Undertakings

      The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions described in Item 14 or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      We hereby undertake that:

      1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act, WebSideStory, Inc. has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Diego, California, on July 6, 2004.

WEBSIDESTORY, INC.

By:	/s/ JEFFREY W. LUNSFORD

Jeffrey W. Lunsford

President, Chief Executive Officer

and Chairman

      Pursuant to the requirements of the Securities Act, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

NAME		TITLE	DATE

/s/ JEFFREY W. LUNSFORD Jeffrey W. Lunsford		President, Chief Executive Officer and Chairman (Principal Executive Officer)	July 6, 2004

/s/ THOMAS D. WILLARDSON Thomas D. Willardson		Chief Financial Officer (Principal Financial and Accounting Officer)	July 6, 2004

/s/ BLAISE P. BARRELET* Blaise P. Barrelet		Director	July 6, 2004

/s/ CHARLES J. FITZGERALD, JR.* Charles J. Fitzgerald, Jr.		Director	July 6, 2004

/s/ JAMES R. GLYNN* James R. Glynn		Director	July 6, 2004

/s/ KURT R. JAGGERS* Kurt R. Jaggers		Director	July 6, 2004

/s/ WILLIAM LARSON* William Larson		Director	July 6, 2004

/s/ JAMES S. MAHAN III* James S. Mahan III		Director	July 6, 2004

*By:	/s/ JEFFREY W. LUNSFORD Jeffrey W. Lunsford Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Exhibit Title

1	.1*	Form of Underwriting Agreement.
3	.1*	Form of Amended and Restated Certificate of Incorporation to be in effect upon completion of this offering.
3	.2*	Form of Amended and Restated Bylaws to be in effect upon completion of this offering.
3.3		Fourth Restated Certificate of Incorporation, as currently in effect.
3.4		Bylaws, as currently in effect.
4	.1*	Form of Specimen Common Stock Certificate.
4	.2(1)	Registration Rights Agreement, as amended, by and among the Company and certain investors set forth therein, dated June 18, 1999.
4	.3(1)	Warrant to Purchase Common Stock, by and between the Company and Imperial Bancorp, dated March 27, 2000.
4	.4(1)	Warrant to Purchase Common Stock, by and between the Company and Imperial Bancorp, dated February 2, 2001.
4	.5(1)	Warrant to Purchase Common Stock, by and between the Company and Gray Cary Ware & Friedenrich LLP, dated February 6, 2001.
4	.6(1)	Warrant to Purchase Common Stock, by and between the Company and Imperial Creditcorp, dated April 30, 2001.
4	.7(1)+	Warrant to Purchase Series D Convertible Preferred Stock, by and between the Company and Jeffrey W. Lunsford, dated April 1, 2003.
5	.1*	Opinion of Latham & Watkins LLP.
10	.1(1)+	Amended and Restated 2000 Equity Incentive Plan.
10	.2*+	2004 Equity Incentive Award Plan.
10	.3(1)	Terms for Delivery of Service and Customer Order Summary between the Company and Level (3) Communications, Inc., dated November 20, 2001.
10	.4(1)	Addendum to Terms for Delivery of Service between the Company and Level (3) Communications, Inc., dated November 20, 2001.
10	.5(1)	Office Lease, between the Company and LNR Seaview, Inc., dated August 23, 1999.
10	.6(1)	First Amendment to Office Lease, between the Company and LNR Seaview, Inc., dated July 3, 2001.
10	.7(1)	Sublease between the Company and RF Magic, Inc., dated July 3, 2001.
10	.8(1)	Sublease between the Company and Avexus, Inc., dated July 6, 2001.
10	.9(1)	Addendum to Sublease between the Company and Avexus, Inc., dated April 18, 2002.
10	.10(1)	Amendment to Sublease between the Company and RF Magic, Inc., dated September 10, 2003.
10	.11(1)+	Confidentiality Agreement and Terms of Employment, between the Company and Michael S. Christian, dated April 25, 2000.
10	.12(1)+	Employment Agreement, between WebSideStory Holding B.V. i.o. and Daniel Guilloux, dated as of July 1, 2000.
10	.13(1)+	Amendment to Employment Agreement, between WebSideStory Holding B.V. i.o. and Daniel Guilloux, dated November 15, 2002.
10	.14(1)+	Offer Letter, between the Company and Christopher Reid, dated February 12, 2003.
10	.15(1)+	Transition Agreement, between the Company and John J. Hentrich, dated March 31, 2003.

Exhibit
Number		Exhibit Title

10	.16*+	Amended and Restated Employment Agreement, between the Company and Jeffrey W. Lunsford, dated July , 2004.
10	.17(1)+	Offer Letter, between the Company and Rand Schulman, dated May 15, 2003.
10	.18(1)+	Offer Letter, between the Company and Thomas D. Willardson, dated March 23, 2004.
10	.19(1)†	Revised Master Service Agreement among the Company, Buena Vista Internet Group, ESPN Internet Ventures, ABCNews Internet Ventures, Infoseek Corporation, ABC Multimedia, Inc. and Walt Disney Parks & Resorts Online dated August 29, 2003.
10	.20(1)†	Amendment to Revised Master Service Agreement among the Company, Buena Vista Internet Group, ESPN Internet Ventures, ABCNews Internet Ventures, Infoseek Corporation, ABC Multimedia, Inc. and Walt Disney Parks & Resorts Online dated March 31, 2004.
10	.21(1)†	Patent Cross-License Agreement between the Company and NetIQ Corporation dated December 12, 2003.
10	.22(1)†	Salesforce.com JoinForces Product Alliance Program Agreement, dated May 21, 2004, between the Company and Salesforce.com, Inc.
10	.23(1)+	Common Stock Purchase Agreement, between the Company and Jeffrey W. Lunsford, dated April 1, 2003.
10	.24(1)+	Common Stock Purchase Agreement, between the Company and Michael S. Christian, dated July 29, 2003.
10	.25*+	Form of Indemnification Agreement.
10	.26(1)	Second Addendum to terms for Delivery of Service between the Company and Level (3) Communications, dated April 4, 2003.
10	.27*+	Form of Change of Control Agreement.
23.1		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
23	.2*	Consent of Latham & Watkins LLP. (Included in Exhibit 5.1).
24	.1(1)	Power of Attorney.

(1)	Previously filed.

*	To be filed by amendment.

†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.

+	Indicates management contract or compensatory plan.